EXHIBIT D

Republic of Panama

This description of the Republic of Panama is dated as of September 21, 2020 and appears as Exhibit D to the Republic of Panama’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2019.

The fiscal year of the Government of the Republic of Panama (the “Government”) ends on December 31. The twelve-month period ended December 31, 2019 is referred to in this description of the Republic of Panama as “2019” and other years are referred to in a similar manner unless otherwise indicated. All references to “U.S.$”, “$” or “dollars” are to United States Dollars.

Totals in certain tables in this description of the Republic of Panama may differ from the sum of the respective individual items in such tables due to rounding.

PRESENTATION OF ECONOMIC AND OTHER INFORMATION

The Office of the Comptroller General has updated the base year used for the System of National Accounts from 1996 to 2007. International best practices call for updating the constant GDP base year at least every 10 years to reflect structural changes in production, consumption and prices, and to ensure that the National Accounts provide an accurate depiction of the economy given its dynamism. Data for the Colón Free Zone (“CFZ”) and the Panama Canal have not yet been published using the new base year.

Government financial statistics and related tables are presented in accordance with the IMF Government Finance Statistics Manual 1986 (“GFSM 1986”). Real sector statistics are presented in accordance with the UN 1993 System of National Accounts (“SNA 1993”); however, with the change of base year from 1996 to 2007, financial intermediation activity is being measured following the UN 2008 System of National Accounts (“SNA 2008”). Balance of payments statistics for 2015 to 2019 were calculated pursuant to the Sixth Edition of the Balance of Payments and International Investment Position Manual published by the International Monetary Fund (“IMF”).

Panama is a member of the IMF. Under Article IV of the IMF’s Articles of Agreement, the IMF holds bilateral discussions with its member countries, usually every year, to assess their economic health. On February 17, 2020, the IMF concluded the Article IV Mission of 2020, addressing issues of development and economic policies of the Republic of Panama. The Article IV Report for 2020 was published on the IMF website on April 21, 2020.

Open unemployment figures are no longer presented. Unemployment figures are now used.

RECENT DEVELOPMENTS

Political Developments

On August 10, 2019, former President Ricardo Martinelli was acquitted of charges of alleged corruption and wire-tapping, for which he was investigated and tried following his departure from office. Other individuals in President Martinelli’s administration, including some former cabinet ministers, have been investigated and prosecuted, and some of those investigations continue.

On November 20, 2019, President Laurentino Cortizo appointed Saleh Asvat as national secretary of the National Secretariat of Public Private Partnerships (“PPP”) (Secretaría Nacional de APP) regime, pursuant to the provisions of Law 93 of September 19, 2019, which created the PPP regime.

On December 17, 2019, the plenary session of the National Assembly ratified former prosecutor Eduardo Ruben Ulloa Miranda as Attorney General to replace the former Attorney General, Kenia Porcell, who resigned from the position as of December 31, 2019. In the same session, the National Assembly ratified Javier Caraballo as the alternate Attorney General and Mónica Castillo Arjona as the alternate Attorney of the Administration. Former Attorney General Kenia Porcell had previously announced her resignation on November 12, 2019, which became effective as of January 1, 2020. Porcell resigned with the intent to preserve the institutional integrity of the Procuraduria General after text messages between her and former Panamanian President Juan Carlos Varela regarding, among other things, collaboration agreements between the Public Ministry and several state contractors investigated for money laundering and the extradition requested from the United States of Ricardo Alberto and Luis Enrique Martinelli Linares, sons of former Panamanian President Ricardo Martinelli, were leaked.

On December 23, 2019, President Laurentino Cortizo announced that he would present to his cabinet a proposal to withdraw the National Assembly’s constitutional reform proposals and instead initiate a dialogue with the Panamanian people about constitutional reform, to be facilitated by the United Nations Development Program.

On January 23, 2020, the plenary session of the National Assembly ratified the appointment of Julio Javier Justiniani Castillo as Superintendent of the Securities Market.

On February 20, 2020, Jorge Alberto Rosas, former member of the National Assembly, was arrested and charged with money laundering in connection with ongoing Odebrecht corruption investigations. On March 5, 2020, a Judge ordered Mr. Rosas to remain in detention without the possibility of bail.

On April 7, 2020, The National Assembly approved the appointment of Roberto Ábrego as its representative before the Board of Directors of the Panama Canal Authority (“PCA”).

On April 7, 2020, the deputy mayor of the Panama district, Judy Meana, became the new governor of the province of Panama.

On April 28, 2020, Carlos García was appointed as the new Vice Minister of the Presidency.

On June 24, 2020, President Laurentino Cortizo Cohen announced María Inés Castillo López, Rogelio Paredes Robles and Luis Francisco Sucre as the new heads of the Ministry of Social Development, the Ministry Housing and Territorial Planning and the Ministry of Health, respectively. President Cortizo Cohen also appointed Markova Concepción Jaramillo as Panama’s Ambassador to the United Nations.

On July 1, 2020, former presidents Ricardo Martinelli and Juan Carlos Varela were indicted in Panama on charges of money laundering in connection with the Odebrecht construction scandal. Both men have been banned from leaving Panama while the investigations are ongoing.

On July 6, 2020, Ricardo Alberto and Luis Enrique Martinelli were arrested in Guatemala and charged by United States Department of Justice with bribery and money laundering in connection with the Odebrecht corruption scandal.

On July 16, 2020, Daniela Martínez López was appointed as Vice Minister of Housing and Land Management by President Laurentino Cortizo Cohen.

On August 26, 2020, the National Assembly elected Eduardo Leblanc to serve as the new Ombudsman (whose job it is to ensure the protection of constitutional and human rights of the Panamanian people) to conclude the 2016-2021 regulatory term after his predecessor Alfredo Castillero Hoyos was removed from office due to irregularities in office.

On September 3, 2020, the plenary session of the National Assembly approved the appointments of Óscar Ramos Jirón as the new general director of the Micro, Small and Medium Enterprise Authority (AMPYME), Donahy Raquel Shaud as the director of the National Disability Secretariat, and Luis Vázquez as a member of the Board of Directors of the Superintendency of the Securities Market.

Recent Government Actions

On November 19, 2019, the HPH joint venture of Hyundai Engineering & Construction Co., POSCO and Hyundai Engineering Co. was awarded the contract for the construction of Line 3 of the Panama Metro. Plans for Line 3 call for an elevated metro system with 14 stations connecting Albrook with Ciudad Futuro. Line 3 is expected to have a total length of 25 kilometers with the capacity to transport up to 20 thousand passengers during peak hours.

On December 5, 2019, President Laurentino Cortizo enacted Law 5 of 2019, which creates the “Study without Hunger” program. The law aims to benefit low income students by providing them with healthy food and adequate nutrition.

On December 16, 2019, the Governments of Panama and Uruguay signed a memorandum of understanding regarding digital government. As part of this initiative, the authorities presented the National Digital Agenda, which includes among its initial programs the improvement of the state payment gateway, the creation of a digital wallet and the provision of prepaid cards for citizens.

On December 22, 2019, the Panama Metro reported that the extension of the Metro Line 2 to the Tocumen International Airport registered an advance of 14%.

On December 23, 2019, The Cabinet Council approved the extension of the Western Tariff Fund through December 31, 2020, to guarantee stable electricity rates during the first six months of 2020 in the western part of the country, which currently reaches U.S.$0.06 per kilowatt hour.

On December 30, 2019, President Laurentino Cortizo enacted Law 121 of 2019 which creates the “Learn by Doing” project. The project’s objective is to expand the range of job opportunities for youths by promoting their employment through programs such as paid internships in private sector companies.

On December 30, 2019, President Laurentino Cortizo’s government published the Strategic Government Plan for the years 2019-2024, which seeks to invigorate the economy, generate more jobs, and combat poverty.

On December 31, 2019, the Government enacted a 3.3% increase to the minimum wage throughout all sectors except for hospitality (1%), mining (6%), retail (3%), flight attendants (5%) and banana sector employees (8%).

On January 1, 2020, Decree No. 27 of 2019, entered into force. Decree No. 27 is expected to allow the CFZ to improve commercial movement statistics, enabling the CFZ to assess which products and markets generate the greatest volume.

On January 7, 2020, Law No. 124 entered into effect, creating the Superintendency of Non-Financial Subjects, an entity that will regulate non-financial subjects to prevent money laundering, terrorist financing and proliferation of weapons of mass destruction. The Superintendency will be composed of a director, a deputy director and a Board of Directors made up of representatives from the government and the private sector, with the goal of combatting money laundering, terrorist financing and the proliferation of weapons of mass destruction.

On January 27, 2020, the Ministry of Public Works terminated the U.S.$89.1 million concession with Astaldi for the construction of a highway in the Cardenas region. The decision was made in light of environmental violations by Astaldi.

On February 7, 2020, Fitch Ratings (“Fitch”) confirmed Panama’s investment grade rating of BBB and revised the outlook from stable to negative.

On February 11, 2020, Fitch confirmed the PCA’s rating of A, Tocumen International Airport’s rating of BBB, the National North Highway Company, ENA Norte Trust’s rating of BBB and the National South Highway Company ENA Sur Trust’s rating of BBB.

On February 18, 2020, Law 126, which regulates teleworking contracts between employers and employees in the Republic of Panama, was enacted.

On February 18, 2020, the European Union finance ministers added Panama to its list of non-cooperative jurisdictions on tax matters for allegedly having shortcomings with respect to the exchange of tax information on request based on the Organization for Economic Cooperation and Development’s (“OECD”) Global Forum on Transparency and Exchange of Information for Tax Purposes (“Global Forum”) report published in November 2019. The report rated Panama as Partially Compliant on tax transparency issues. In March 2020, during a visit to Panama, the Director of the Centre for Tax Policy and Administration of the OECD, Pascal Saint-Amans, acknowledged that Panama had taken important steps to follow international standards of fiscal transparency. Mr. Saint-Amans further recognized that Panama is actively working to provide additional accounting information for certain entities. He also stated that Panama’s inclusion on the blacklist of tax havens is temporary and is expected to be resolved in the near future. During the same visit to Panama, Zayda Manatta, the head of the Global Forum, stated that Panama was improving relations with its peers and international transparency.

On March 9, 2020, after tests were carried out at the Gorgas Commemorative Institute, the Ministry of Health reported the first confirmed case of COVID-19 in Panama.

On March 13, 2020, Cabinet Resolution No. 11 declared a National State of Emergency due to COVID-19. The resolution directed government agencies to work to combat this public health emergency.

On March 13, 2020, The Panama Metro announced that it will begin the transfer of “U” beams for the “Ramal” project of Line 2 of the Panama Metro, which is 31% complete.

On March 17, 2020, Law No. 129 was published, creating a private registry of the final beneficiaries who control legal persons in order to help the competent authorities prevent money laundering, terrorist financing, and proliferation of weapons of mass destruction.

On March 17, 2020, the Government of the Republic of Panama decreed a curfew throughout the national territory for the entire population, from 9:00 p.m. to 5:00 a.m., as a preventive measure against the COVID-19 pandemic. Employees in charge of essential public services were exempt from this measure. On March 24, 2020, the curfew was extended from 5:00 p.m. to 5:00 a.m. On March 25, 2020, President Laurentino Cortizo decreed a total curfew throughout Panama in which citizens will be allowed to leave their homes for a maximum of two hours to buy food, medicine and basic necessities.

On March 19, 2020, Executive Decree No. 499 declared the provinces of Panama, Panama West and Colon to be epidemic zones subject to sanitary control in order to mitigate the spread of COVID-19 in the country.

On March 19, 2020, President Laurentino Cortizo ordered the suspension of all international passenger flights into and out of Panama, beginning on Sunday, March 22, 2020, for a period of 30 days, as a measure to combat the spread of COVID-19 in the country. This suspension was later extended until May 22, 2020.

On March 20, 2020, President Laurentino Cortizo enacted Law No. 134, which extends a tax amnesty until June 30, 2020. If tax payments are made prior to the end of June, 85% of interest, surcharges and fines will be forgiven. This tax amnesty was later extended through December 31, 2020, by way of Law No. 160 of September 1, 2020.

On March 26, 2020, the plenary session of the National Assembly approved bill 296, which provides that the Panama Savings Fund (FAP) will serve as collateral for U.S.$1,000 million in financing for the country to face the health and economic crisis generated by the COVID-19 pandemic. The Law that created the FAP allows withdrawals in cases of national emergency, such as the COVID-19 pandemic.

On March 30, 2020, through Resolution No. 360, the Ministry of Health adopted new mobility restrictions to fight COVID-19. The Resolution restricted citizens from leaving their homes as follows: women could leave their home on Mondays, Wednesdays and Fridays, while men could leave their home on Tuesdays, Thursdays and Saturdays. Through Executive Decree No. 1078, dated September 11, 2020, President Laurentino Cortizo lifted the gender-based mobility restrictions, but left in place a curfew from 11 pm to 5 am throughout most of the country.

On March 31, 2020, a group of more than 20 banks announced a voluntary temporary, three-month suspension for the payment of home mortgages, credit cards, and personal and car loans for clients affected by the COVID-19 pandemic. This voluntary moratorium was replaced by Law No. 156, dated June 30, 2020, which extended the suspension of these payments until December 31, 2020.

On April 2, 2020, due to an expected decline in vehicle traffic, Fitch lowered the ratings of the ENA Norte Trust (from BB to BB-) and ENA East (from BBB- to BB+) debt issues, while maintaining the rating of ENA Sur Trust the same. In addition, Fitch affirmed the BBB rating of Tocumen International Airport, but lowered its outlook to negative.

On April 3, 2020, President Laurentino Cortizo Cohen enacted the law that will allow the use of the assets of the Panama Savings Fund (FAP) as an emergency action to combat the COVID-19 pandemic.

On April 6, 2020, the Ministry of Health ordered the temporary closure of the Cobre Panama mine after identifying workers that tested positive for COVID-19. The mine was allowed to operate at minimal capacity until July 2020, when it was given authorization to begin a gradual reopening.

On April 15, 2020, Moody’s Investor Services confirmed Panama’s investment grade rating at Baa1 with a stable outlook.

On April 16, 2020, President Laurentino Cortizo Cohen received the keys to the new Hospital Integrado Panamá Solidario. The hospital was built in a record time of 28 days, at a cost of around U.S.$6.5 million, and seeks to serve critically ill COVID-19 patients.

On April 21, 2020, Executive Decree No. 541 was published, which maintains the temporary closure of all commercial establishments and companies throughout the country for the duration of the national emergency. The order has since been relaxed to allow a gradual reopening of the economy by sector.

On April 21, 2020, the Panama Metro announced that it would install thermographic or body-temperature measurement cameras to detect sick passengers, which, along with the implementation of sanitization booths, will help mitigate the spread of COVID-19.

On April 24, 2020, Fitch downgraded Tocumen International Airport’s rating from BBB to BB+.

On April 26, 2020, S&P Global Ratings affirmed Panama’s investment-grade rating at BBB+ and revised its outlook to negative.

On April 28, 2020, the Financial Action Task Force (FATF) suspended its evaluations for four months and rescheduled its meeting with Panama for September 2020.

On May 1, 2020, Executive Decree No. 145 was published, which suspends all foreclosure and eviction proceedings for real estate used for residential purposes, commercial establishments, and professional, industrial and educational activities for the duration of the national emergency.

On May 2, 2020, the first Superintendent of Non-Financial Subjects, Victor Delgado, took office.

On May 4, 2020, President Laurentino Cortizo Cohen enacted Law No. 152, which temporarily suspended the payment of electricity, landline, mobile phone and internet services for up to four months, until June 30, 2020, after which payments will be prorated to be paid over three years.

On May 7, 2020, the General Directorate of Income (“DGI”) of the Ministry of Economy and Finance reported that in the months of March and April 2020, the Central Government’s current revenues fell U.S.$562.7 million below the budgeted revenues due to the negative economic impact of the COVID-19 pandemic.

On May 11, 2020, the Minister of Commerce and Industry announced that as part of the gradual reopening of the economy, local e-commerce or online vendors, mechanic shops, artisanal fishing and industrial aquaculture, technical services such as plumbers, electricians, maintenance of air conditioners, elevators and pool maintenance would be the first block of economic sectors to reopen on May 13, 2020.

On May 13, 2020, Executive Decree No. 152 was published, which establishes a cap of 15% on the profit margin of disposable mask sales.

On May 15, 2020, Panama extended the ban on international flights until June 22, 2020, for public health reasons. Humanitarian flights and flights transporting equipment and supplies necessary to combat the COVID-19 pandemic were exempted from the ban.

On May 15, 2020, the DGI announced that it would extend the term for the declaration of income tax for individuals and legal entities until July 17, 2020. The DGI later extended the term until July 31, 2020.

On May 15, 2020, President Laurentino Cortizo Cohen enacted Law No. 155, which reforms Law 37 of 2009 on government decentralization by limiting the proportion of the budget that can be spent on municipal operating expenses.

On May 29, 2020, the Ministry of Health, through Resolution No. 453, authorized the opening of the second block of economic sectors, which includes the construction of prioritized public infrastructure; non-metallic mining; the textiles, paper, chemicals and pharmaceuticals, building materials, computer and electronic products, machinery and equipment manufacturing, and electricity, steam and gas supply industries; places of worship; parks, sports areas and social areas. The Resolution also implemented a curfew from 7 p.m. to 5 a.m. as of June 1, 2020, and lifted mobility restrictions according to sex, among other measures.

On June 11, 2020, President Laurentino Cortizo Cohen announced an increase in the Solidarity Bonus to U.S.$100 as of July 1, 2020.

On June 12, 2020, through Executive Decree No. 475, President Laurentino Cortizo Cohen summoned the National Assembly to meet in extraordinary session from June 15-18, 2020. The extraordinary session considered the partial objection to bill 287, which dictates economic and financial measures to counteract the effects of the COVID-19 pandemic.

On June 17, 2020, Fitch downgraded ENA Norte Trust’s investment rating to from BB- to B+ and affirmed ENA Sur Trust’s investment rating of BBB.

On June 25, 2020, the Ministry of Health presented the newly-formed Health Advisory Council, whose task is to advise the Executive on strategies to continue fighting the COVID-19 pandemic. The Advisory Council is made up of: the current advisor Minister of Health, Eyra Ruiz, as technical secretary; former Ministers of Health, Jorge Medrano, Francisco Sánchez Cárdenas and Camilo Alleyne; the current Director General of the Social Security Fund, Enrique Lau Cortés; and the Dean of the Faculty of Medicine of the University of Panama, Enrique Mendoza.

On June 26, 2020, the Panama Metro received permission from the Ministry of Health to continue working on Line 2, specifically the branch that goes to the Tocumen airport.

On June 30, 2020, Caja de Ahorros signed a U.S.$150 million financing agreement with Banco Bilbao Vizcaya Argentaria S.A. (BBVA) guaranteed by the Multilateral Investment Guarantee Agency, with proceeds being used to provide working capital loans to small- and medium-sized enterprises and domestic banks to assist Panama in its economic response to the COVID-19 pandemic. Caja de Ahorros also signed a U.S.$250 million financing from Kairos Global Solutions S.A. guaranteed by the Multilateral Investment Guarantee Agency, with proceeds being used to support low-income residential mortgages.

On July 1, 2020, President Laurentino Cortizo Cohen enacted Law No. 156, which provides for economic and financial measures to counter the effects of COVID-19 in the Republic of Panama and which establishes a moratorium on loan payments until December 31, 2020 for persons economically affected by the COVID-19 pandemic.

On July 7, 2020, through Executive Decree No. 343, Panama published the list of 64 jurisdictions with which it exchanges Common Reporting Standard (CRS) tax information as part of its efforts to prevent tax evasion and illicit financial flows.

On July 23, 2020, the Ministry of Health authorized the restarting of construction work for Terminal 2 of Tocumen International Airport.

On July 23, 2020, President Laurentino Cortizo Cohen signed Executive Decree No. 364, which regulates financial incentives for investors in tourism companies.

On July 29, 2020, the Ministry of Economy and Finance presented the general state budget for fiscal year 2021 to the National Assembly. The proposed budget totaled U.S.$24,088.9 million, an increase of 3.3% from the 2020 budget and contemplates GDP growth of 4% in 2021. Projected net current revenues total U.S$13,597.9 million and projected capital revenues total U.S.$10,491.0 million.

On July 29, 2020, the National Bank of Panama was authorized by Cabinet Decree No. 25 to issue up to U.S.$1 billion in senior unsecured debt securities in the international capital markets to finance working capital needs.

On July 29, 2020, Cabinet Resolution No. 45 was published, which increased the amount authorized to be spent on the execution of works and the acquisition of goods and services required to deal with the COVID-19 pandemic (“special purchases”) from U.S.$50,000,000.00 to U.S.$784,613,198.76.

On July 29, 2020, Cabinet Decree No. 26 was published, authorizing the signing of the Global Credit Program Trust Agreement between the Ministry of Economy and Finance and the National Bank of Panama, with funds obtained from IADB credit facilities, to support micro, small and medium enterprises during the COVID-19 pandemic.

On July 31, 2020, Executive Decree No. 300 was published, allowing Tocumen International Airport to resume operations, allowing a controlled flow of passengers, with an emphasis on allowing Panamanian citizens to re-enter the country.

On August 3, 2020, Law No. 157 was published, which allows companies that closed due to the COVID-19 pandemic to gradually reopen in order to allow employees to resume their respective jobs.

On August 3, 2020, Fitch affirmed the PCA’s investment rating of A.

On August 4, 2020, Cabinet Decree No. 29 was published, authorizing the signing of the Non-reimbursable Financial Cooperation Agreement between the Republic of Panama and the Central American Bank for Economic Integration for the donation of 500 RNA extraction kits for the detection of the COVID-19 virus and logistics costs for their use up to an amount of U.S.$158,320.

On August 5, 2020, the Ministry of Economy and Finance issued Resolution No. 011-2020, which establishes the conditions for the issuance of U.S.$20 million in Treasury bills maturing on May 14, 2021.

On August 7, 2020, Executive Decree No. 314 was published, modifying Decree No. 145 of May 1, 2020, which suspended foreclosures and evictions, extending its effect for two months after the lifting of the state of national emergency.

On August 11, 2020, Cabinet Resolution No. 48 was published, (i) modifying Resolution No. 45 of July 29, 2020, by increasing the amount authorized to be spent on special purchases during the COVID-19 pandemic from U.S.$784,613,198.76 to U.S.$1,036,112,998.76 and (ii) authorizing the allocation of new financial resources in the amount of U.S.$251,499,800 for the execution of Vale Digital and Solidarity Bonus as part of the Panama Solidario Plan.

On August 13, 2020, Cabinet Resolution No. 49 was published, (i) increasing the amount authorized to be spent on special purchases during the COVID-19 pandemic from U.S.$1,036,112,998.76 to U.S.$1,048,612,998.76, and (ii) authorizing the allocation of additional financial resources in the amount of U.S.$12,500,000 for payment to 250,000 workers with suspended contracts as part of the Panama Solidario Plan.

On August 13, 2020, Ministry of Health Resolution No. 763 was published, authorizing the restarting of some construction projects in the provinces of Panama and west Panama, beginning August 17, 2020, as part of the “Route towards a new normal” strategy.

On August 13, 2020, Ministry of Health Resolution No. 764 was published, authorizing the reactivation and operation of certain commercial activities, such as hair salons and barber shops, non-governmental organizations and automobile sales, beginning August 17, 2020, as part of the “Route towards a new normal” strategy.

On August 24, 2020, construction of the Tocumen International Airport metro station, which connects to the southern corridor of the Panama Metro through Line 2, was 38% complete.

On August 31, 2020, Moody’s Investor Services confirmed Panama’s investment grade rating at Baa1 with a stable outlook.

On September 1, 2020, Law No. 160 was published, modifying Law No. 99 of 2019 to extend tax amnesty to December 31, 2020.

On September 14, 2020, the DGI announced that the tax revenues accumulated through August 2020 totalled U.S.$2,332.4 million, a decrease of U.S.$1,087.5 million, compared to the same period in 2019, and a 33% deficit from projected revenues.

On September 16, 2020, First Quantum announced that the Cobre Panama mine had reached its full production output, producing over 25,000 tons of copper during August 2020.

The Economy

In the first three months of 2020, estimated GDP growth was 0.4%, compared to 3.1% for the same period in 2019, due in part to the quarantine ordered by the government in March 2020 as a result of the outbreak of the COVID-19 pandemic. Inflation, as measured by the average CPI with base year 2013, was negative 0.8% in the first three months of 2020. During the first eight months of 2019, the last date for which there are official unemployment statistics, the unemployment rate increased to 7.1%, compared to 6.0% for the same period in 2018.

The COVID-19 pandemic has had a negative impact on the Republic’s economic activity in 2020. The Ministry of Economy and Finance estimates a 9% contraction in Panama’s GDP in 2020, but expects a 4% GDP growth in 2021. The government has enacted different public policies to secure the resources to provide health aid and social assistance throughout the pandemic. See “Recent Developments—Recent Government Actions” for more details on these policies. There was an initial rise in COVID-19 cases as the government allowed economic sectors to gradually reopen, but as of September 8, 2020, the Ministry of Health reported that the effective reproduction rate of the virus had decreased and that the Republic had marked five consecutive weeks during which the number of COVID-19 infections decreased.

The transportation, storage and communications sector increased by an estimated 4.4% for the first three months of 2020, compared to the same period in 2019, primarily due to an increase in the operations of the Panama Canal and ports. Mining activities increased by 103.8% in the first three months of 2020, compared to the same period in 2019, reflecting a contribution of 4.0% of GDP, due to the increase of demand for raw materials for the construction industry. The construction sector decreased by 6.9% in the first three months of 2020, compared to the same period in 2019, primarily due to a decline in construction of residential and non-residential buildings and the completion of investments in large private projects, reflecting a contribution of 16.7% of GDP. The financial intermediation sector contracted by 1.4% in the first three months of 2020, compared to the same period in 2019, and represented a contribution of 7.2% of GDP in the first three months of 2020, compared to the same period in 2019. The contraction in the financial intermediation sector was attributable mainly to lower performance of the financial services of the International Banking Center.

The Central Government’s preliminary current savings for the first six months in 2020 registered a deficit of U.S.$1,445.3 million (2.4% of nominal GDP) compared to a deficit of U.S.$151.1 million for the same period in 2019 (0.2% of nominal GDP). The Government’s overall deficit increased to U.S.$2.8 billion in the first six months of 2020 (4.6% of nominal GDP) compared to a deficit of U.S.$2.3 billion for the same period in 2019 (3.4% of nominal GDP).

The National Assembly approved Panama’s 2020 budget on October 31, 2019. The 2020 budget contemplates total expenditures of U.S.$23.3 billion, with budget estimates based on an anticipated nominal GDP of U.S.$73.2 billion (6.2% real growth from 2019) and an anticipated consolidated non-financial public sector deficit of approximately U.S.$2,011.3 million (approximately 2.7% of preliminary nominal GDP) for 2019. Compliance with the Social and Fiscal Responsibility Law is assessed only against year-end results. The 2020 budget allocates public recurrent and capital expenditures as follows: 43.5% to social services; 16.0% to financial services; 13.7% to general services; 8.0% to infrastructure development; 2.8% to development and promotion of production; 0.9% to environment and technology; and 15.0% to other services. Investment for 2020 includes ongoing projects, such as Metro Line No. 1 extension to Villa Zaita, Metro Line No. 2 extension to Tocumen Airport, Metro Line No. 3, and an extension of the Panamerican highway between La Chorrera and San Carlos.

The preliminary fiscal deficit of the non-financial public sector for the first six months of 2020 was approximately U.S.$2,508.9 million (4.1% of nominal GDP). Article 10 of the Social and Fiscal Responsibility Law, as amended by Law No. 38 of 2012, amended by Law No. 51 of 2018 and amended by Law No. 102 of 2019, establishes a ceiling for the adjusted fiscal deficit of the non-financial public sector of 2.75% of nominal GDP, projected in the budget for the 2020 fiscal year.

The preliminary fiscal deficit of U.S.$2,508.9 million for the non-financial public sector deficit for the six-month period ended on June 30, 2020, represented an increase of U.S.$739.2 million over the deficit of U.S.$1,769.6 million registered for the same period of 2019. Total non-financial public sector expenditures for the six-month period ended June 30, 2020 were U.S.$6,563.3 million, a decrease of U.S.$586.4 million (-8.2%) from U.S.$7,149.7 million. Total revenue for the six-month period ended on June 30, 2020 was U.S.$4,054.4 million, a decrease of U.S.$1,325.7 million (-24.6%) from U.S.$5,380.1 million for the same period of 2019.

On the expenditure side, non-financial public sector capital expenses totaled U.S.$1,334.2 million for the first six months of 2020, a decrease of U.S.$764.3 million compared to U.S.$2,098.5 million during the same period of 2019. Non-financial public sector current expenses during the six-month period ended on June 30, 2020 amounted to U.S.$5,229.1 million, a U.S.$177.9 million (3.5%) increase from U.S.$5,051.2 million during the same period of 2019. On the revenue side, tax revenue during the first six months of 2020 was U.S.$1,740.8 million, a decrease of U.S.$1,055.0 million (-37.7%) from U.S.$2,796.3 million for the same period of 2019, while non-tax revenue was U.S.$523.7 million, a decrease of U.S.$161.0 million (-23.5%) from U.S.$684.5 million for the same period in 2019. Capital revenue during the first six months of 2020 was U.S.$5.0 million.

Structure of the Panamanian Economy

Principal Sectors of the Economy

Service Sector. The Panamanian economy is based primarily on the service sector, which represented 69.9% of GDP in the first quarter of 2020. Services include real estate; transportation, storage and communications; commerce, restaurants and hotels; financial intermediation; public administration; the Panama Canal; the CFZ; and public utilities. While the commerce sector, real estate sector and transportation sector represent significant percentages of real GDP (estimated to be 18.9%, 12.6% and 14.5%, respectively, of real GDP in the first quarter of 2020), the Panamanian economy is distinguished by the economic benefits generated by the Panama Canal and the CFZ.

Commerce. Commerce — which includes wholesale and retail activities as well as restaurants and hotels — is the largest component of the service sector and represented an estimated 18.9% of real GDP in the first quarter of 2020. In the first quarter of 2020, commerce activities decreased 3.2% compared the same period of 2019, in part as a result of the decrease in sales volumes of fuel, motor vehicles, textiles, clothing, audio equipment, television and household appliances. In the first quarter of 2020, the restaurants and hotels sector decreased 5.2% primarily due to a reduction in the entry of tourists and visitors, a situation that was increased by the global COVID-19 pandemic.

Real Estate. The second largest component of the service sector is real estate, which consists of rental income and the imputed rental value of real estate that is occupied but not rented. Real estate represented an estimated 12.6% of GDP in chained volume measure in the first quarter of 2020.

Transportation and Communications. The transportation and communications sector, which includes ports, airports, rails and telecommunications and is the third largest component of the service sector, has been an important component of the Panamanian economy in recent years. It represented an estimated 14.5% of real GDP in chained volume measure in the first quarter of 2020.

Financial Services. The financial services sector represented an estimated 7.2% of GDP in chained volume measure in the first quarter of 2020. An important component of the sector’s contribution to GDP is attributable to the banking sector, which, as of June 2020, consisted of two (2) state-owned banks (Banco Nacional de Panama (“BNP”) and Caja de Ahorros) and 69 private banks. The banking sector includes general license banks, international license banks, and foreign banks with representative offices. As of June 30, 2020, banking sector assets and deposits totaled approximately U.S.$129.2 billion and U.S.$91.4 billion, respectively.

Colón Free Zone. The CFZ has become the largest duty-free zone in the Western Hemisphere in terms of commercial activity. For the first quarter of 2020, CFZ value added (implied by the value of re-exports minus the value of imports) decreased to an estimated U.S.$254.0 million, compared to U.S.$268.6 million in the same period of 2019.

Panama Canal. The Panama Canal registered 258.4 million tons in the first half of its 2020 fiscal year (October 1, 2019 – March 31, 2020) compared to the 247.4 million tons projected. During the first half of its 2020 fiscal year, the Panama Canal registered 7,528 transits, compared to the 7,029 transits projected.

Industrial Sector. After the service sector, the next largest segment of the economy consists of the industrial activities of manufacturing and construction, collectively representing an estimated 21.7% of GDP in chained volume measure in the first quarter of 2020.

Manufacturing represented an estimated 5.0% of GDP in chained volume measure in the first quarter of 2020. Manufacturing is principally geared to the production of processed foods and beverages and, to a lesser extent, clothing, chemical products and construction materials for the domestic market.

Construction activity represented an estimated 16.7% of GDP and decreased by 6.9% in the first quarter of 2020, due to a decline in construction of residential and non-residential buildings as well as a pause on large public projects and the completion of investments in large private projects.

Agriculture, Fisheries and Mining Sector. The agriculture, fisheries and mining sector accounted for an estimated 6.1% of real GDP in the first quarter of 2020. Principal agricultural products include bananas, fish, shrimp, sugar, coffee, meat, dairy products, tropical fruits, rice, corn and beans. For the first quarter of 2020, the value of agricultural production (which includes fisheries production) is estimated to have increased by 4.9%. For the first quarter of 2020, the value of the mining sector is estimated to have increased by 103.8%.

Role of the Government in the Economy

General Government current expenditures (including the Central Government, Caja de Seguro Social and consolidated agencies, but excluding state-owned financial institutions and interest payments) totaled U.S.$4.5 billion at June 30, 2020.

The following table sets forth summary financial information on principal public sector businesses for the first half of 2020:

Selected State-Owned Enterprises (1)

2020 Financial Statistics (2)

(In millions of dollars)

	Total Assets	Capital and Reserves	Gross Revenues	Net Income
Banco Nacional de Panamá (banking)	$12,894.4	971.1	188.0	76.0

Note: Totals may differ due to rounding.

(1) All enterprises are 100% owned by the Government.

(2) For period ended June 30, 2020.

Source: BNP

On July 16, 2020, the Board of Directors of the FAP approved the transfer of U.S.$85 million to the National Treasury, based on a request from the Ministry of Economy and Finance due to the State of Emergency caused by the COVID-19 pandemic. U.S.$80 million of the funds will be used to reinforce the Housing Solidarity Fund Program and U.S.$5 million will be used to support Ministry of Health programs for the purchase of equipment, medical supplies and medicines.

This withdrawal is carried out in accordance with article 5 of Law 38 of 2012, which creates the FAP and which authorizes FAP resources to be used in association with a State of Emergency, as was declared by Cabinet Resolution No. 11 of March 13, 2020.

Electric Power.

As of June 30, 2020, Panama had an installed generating base of 3,853.9 megawatts (“MW”), of which 1,791.5 MW (46.5%) were hydroelectric, 1,597.8 MW (41.5%) were thermoelectric, 270.0 MW (7.0%) were wind power and 194.6 MW (5.1%) were photovoltaic power. In the first half of 2020, total energy generation in the wholesale market decreased 3.9% compared to the second half 2019, and Panama registered gross generation of 5,420.5 GWh, of which 47.8% was hydroelectric, 40.0% thermoelectric and 12.2% was from renewable sources.

Air Transportation.

On March 22, 2020, Tocumen International Airport (“AITSA”) suspended arrivals and departures of all international commercial flights due to the COVID-19 pandemic and has since allowed a limited number of flights.

On July 23, 2020, the Ministry of Health, through Resolution No. 654 of July 20, 2020, authorized the reactivation of construction projects in Terminal 2 of the Tocumen International Airport.

On August 7, 2020, AITSA reported that it handled a total of 3,512,680 passengers during the first seven months of 2020, which represents a decrease of 6,189,100 travellers compared to the same period in 2019. In addition, from March 22, 2020 to July 31, 2020, AITSA handled a total of 33,392 passengers on humanitarian and repatriation flights.

Ports.

As of June 30, 2020, the Manzanillo International Terminal had handled approximately 1.28 million TEUs of cargo and containers, compared to approximately 1.12 million TEUs in the same period of 2019.

As of June 30, 2020, the container port in Colón had handled approximately 348,459 TEUs of cargo and containers, compared to approximately 366,253 TEUs of cargo and containers in the same period of 2019.

Banking.

Collectively, BNP and Caja de Ahorros had approximately 13.8% of deposits and 13.4% of assets in the national banking system as of June 30, 2020. See “Structure of the Panamanian Economy—Public Sector Banking Institutions” for more information on BNP and Caja de Ahorros.

Panama Canal

On December 12, 2019, the Board of Directors of the Panama Canal approved contributions to the National Treasury in the amount of U.S.$1,786.41 million for fiscal year 2019.

On December 16, 2019, the Comptroller General of the Republic reported that a total of 11,707 ships traveled through the Panama Canal between January and October 2019, representing an increase of 1.8% compared to the same period in 2018.

On January 1, 2020, Ilya Espino de Marotta took office as Deputy Administrator of the Panama Canal, making history as the first woman to ever hold the position.

On January 6, 2020, the Panama Canal Authority reported that, in terms of rainfall in the Panama Canal Hydrographic Basin, 2019 registered as the fifth lowest year in the last 70 years, with 20% less rainfall than the historical average.

On January 13, 2020, the Panama Canal Authority announced that, due to low levels of rainfall, it will implement a series of new measures to sustain an operating water level in the Canal to improve accommodation of the number and type of ships transiting the waterway.

On March 19, 2020, the Panama Canal Authority confirmed a positive case of COVID-19 among the company’s workforce.

On March 27, 2020, Ricaurte Vásquez, the Administrator of the Panama Canal Authority, reported that the Canal had reduced its workforce to 3,600 employees in order to reduce risks of COVID-19 contagion.

On March 27, 2020, the Ministry of Health did not authorize the disembarkation or transit through the Canal of the “Zaandam”, a Holland America cruise ship, which was located on the outskirts of San Miguel Island in the Las Perlas archipelago and had several passengers suspected of being infected with COVID-19.

On March 29, 2020, Holland America’s cruise ships, the “Zaandam” and the “Rotterdam” were allowed to transit through the Panama Canal for humanitarian reasons pursuant to a transit permit issued by the Ministry of Health.

On April 16, 2020, the Panama Canal reported that during the first half of its 2020 fiscal year, it registered 258.4 million tons transited through the Canal, compared to the projected 247.4 million tons, and 7,528 transits through the Canal, compared to the projected 7,029 transits.

On April 23, 2020, the Panama Canal reported the death of an employee due to complications that arose as a result of COVID-19.

On April 29, 2020, the Panama Canal announced that it would make temporary changes in the requirement of advance payment of reservation fees to offer greater flexibility to its users during the COVID-19 pandemic.

On June 23, 2020, the Panama Canal announced that a ship collided with the railway bridge over the Chagres River in the Gamboa community. Access to and from the Gamboa community was not affected, nor were the operations of the Canal.

On June 26, 2020, the expanded Canal, which represents 27% of the transits and 50% of the tonnage that moves through the Panama Canal, celebrated four years of operations.

On August 6, 2020, the PCA reported that rainfall in the Canal during July 2020 represented 13.7% less than the historical average established for this time of year.

On August 10, 2020, the Panama Canal reached a new milestone of 10,000 total transits through the neopanamax locks in the expanded Canal.

On August 25, 2020, after a decline in inter-oceanic transits as a result of a downturn in world trade caused by the outbreak of the COVID-19 pandemic and related economic shutdowns, the PCA announced that the Panama Canal recorded 845 transits in June, 933 transits in July, and the positive trend in transits continued in August 2020, primarily due to an increase in container carrier transits along the U.S. East Coast route to Asia.

On September 7, 2020, the PCA initiated a public call for bids on a U.S.$2 billion water supply project aimed to guarantee an adequate water supply for canal operations and local consumption for the next 50 years. Historically low levels of rainfall in recent years created the need for such an investment. Work is expected to begin on the project in 2022.

The Colón Free Zone

At the end of the first quarter of 2020, Panama’s non-CFZ merchandise exports were preliminarily estimated at U.S.$175.1 million, while non-CFZ merchandise imports were preliminarily estimated at U.S.$2.4 billion for the first quarter of 2020.

In July 2020, the Colon Free Zone (“CFZ”) carried out its first e-commerce transaction on its new Electronic Declaration of Commercial Movement (Declaración de Movimiento Comercial Electrónico, or DMCE 2.0), a historical milestone which promotes the evolution of the CFZ into a regional distribution center for e-commerce sales.

On August 31, 2020, President Laurentino Cortizo Cohen enacted Law No. 159, which creates the Special Regime for the Establishment and Operation of Multinational Companies for the Provision of Services Related to Manufacturing (“EMMA”), which encourages the establishment of multinational manufacturing companies in the CFZ through fiscal and immigration benefits, with the intention of promoting job creation and economic growth in the country.

Employment and Labor

Social Security

Since its inception in July 2000 through July 31, 2020, the Public Employees Savings Pension Capitalization System (“SIACAP”) had received approximately U.S.$1.7 billion in contributions from its participants. As of July 31, 2020, SIACAP had 497,031 participants and carried a balance of U.S.$789.9 million in contributions from its participants.

Financial System

In 2019, local secondary market transactions in Panama totaled U.S.$1,354.0 million. During the first six months of 2020, local secondary market transactions totaled U.S.$643.9 million.

At June 30, 2020, as measured by assets, the largest bank based in Panama was Banco General S.A., with U.S.$17.6 billion in assets. The second largest bank in Panama was Banco Nacional de Panama with U.S.$12.9 billion in assets.

As of June 30, 2020, total assets of the banking sector were $129.2 billion, approximately 3.4% higher than U.S.$125.0 billion in assets as of December 31, 2019. As of June 30, 2020, deposits in the banking sector totaled U.S.$91.4 billion, approximately 3.8% higher than U.S.$88.1 billion in deposits as of December 31, 2019.

Foreign Trade and Balance of Payments

Composition of Foreign Trade

For the six-month period ended June 30, 2020, Panama’s exports of goods (FOB), excluding the CFZ, recorded a preliminary total of U.S.$335.4 million, a decrease of 2.8% compared to U.S.$344.9 million in the same period of 2019, in part due to lower exports of clothing and agricultural produce, particularly pineapple and shrimp. In the six-month period ended June 30, 2020, Panama’s imports of goods (CIF), excluding the CFZ, recorded a total of U.S.$4,001.2 million, a decrease of 39.3% compared to U.S.$6,591.0 million in the same period of 2019, in part due to lower imports of consumer goods, particularly fuel and lubricants.

For the six-month period ended June 30, 2020, banana and pineapple exports recorded a preliminary total of U.S.$77.5 million, an 8.4% increase from U.S.$71.5 million in the same period of 2019, primarily due to higher exports of bananas.

For the six-month period ended June 30, 2020, shrimp exports recorded a preliminary total of U.S.$5.6 million, a 26.3% decrease from U.S.$7.6 million in the same period of 2019, primarily due to lower sales in the United States.

For the six-month period ended June 30, 2020, exports of frozen yellow fin tuna and fresh and frozen fish filets recorded a preliminary total of U.S.$27.2 million, a 17.9% increase from U.S.$23.1 million in the same period of 2019, due to an increase in the catch of fish and other marine species.

For the six-month period ended June 30, 2020, fishmeal exports recorded a preliminary total of U.S.$27.0 million, a 11.6% increase from U.S.$24.2 million in the same period of 2019, primarily due to growth in export volumes from increased demand.

Foreign Direct Investment

Panama’s foreign direct investment (“FDI”) for the first quarter of 2020 was U.S.$1,128.4 million, a decrease of U.S.$60.6 million or 5.1% from U.S.$1,189.0 million in the same period of 2019. Reinvested earnings were the source of 61.7% of FDI in the first quarter of 2020. In the first quarter of 2020, 1.2% of FDI came from purchases of shares of domestic companies by non-resident investors. The remaining 37.1% of FDI was from other capital. Of gross FDI, U.S.$123.5 million corresponds to capital invested in the CFZ in the first quarter of 2020, a decrease of U.S.$10.6 million compared to the same period in 2019.

Balance of Payments

In the first quarter of 2020, Panama registered an estimated overall deficit of U.S.$731.2 million, compared to an overall deficit of U.S.$301.9 million in the same period of 2019, mainly due to a decrease in foreign investment.

In the first quarter of 2020, the current account balance recorded a deficit of U.S.$26.4 million, a decrease of 97.2% compared to a current account deficit of U.S.$927.6 million for the same period of 2019. This was primarily due to a 28.5% decrease in the value of imports to U.S.$3,959.8 million for the first quarter of 2020, compared to U.S.$5,541.2 million during the same period of 2019.

In the first quarter of 2020, the capital and financial account balance recorded a deficit of U.S.$309.5 million, a decrease of 132.9% compared to a capital and financial account surplus of U.S.$941.4 million for the same period of 2019.

Public Debt

As of June 30, 2020, total public debt was U.S.$33,044.6 million. Internal public debt accounted for 20.5% of total debt, while external public debt accounted for 79.5% of total debt. The average maturity of the debt portfolio as of June 30, 2019 was 14.2 years, with an average duration of 9.1 years. As of July 31, 2020 local secondary market transactions reached U.S.$530.3 million.

As of December 31, 2019, total public debt was U.S.$31,018.5 million. Internal public debt accounted for 21.9% of total debt, while external public debt accounted for 78.1% of total debt. The average maturity of the debt portfolio as of December 31, 2019 was 12.2 years, with an average duration of 8.2 years. As of December 31, 2019 local secondary market transactions reached U.S.$538.4 million.

Primary market transactions during 2019 included the issuance of U.S.$251.5 million of Treasury Bonds due 2024 and U.S.$245.0 million of Treasury Notes due 2023.

On April 1, 2020, Panama issued U.S.$2,500,000,000 aggregate principal amount of its 4.500% Global Bonds due 2056.

IMF Relationship

Panama is a member of the IMF. Under Article IV of the IMF’s Articles of Agreement, the IMF holds bilateral discussions with its member countries, usually every year, to assess their economic health. On February 17, 2020, the IMF concluded its Article IV Mission for 2020, addressing issues of development and economic policies of the Republic of Panama. The Article IV Report for 2020 was published on the IMF website on February 19, 2020.

TABLE NO. 1

Selected Panamanian Economic Indicators(1)

The following table sets forth Panama’s principal economic indicators for the years 2015 through 2019:

	2015	2016	2017(P)	2018(E)	2019(E)
Economic Data:
GDP (millions, nominal dollars)	$54,092	$57,908	$62,219	$65,128	$66,801
GDP (millions, constant dollars)(2)	$36,376	$38,178	$40,316	$41,804	$43,061
GDP (% change, constant dollars)(2)	5.7%	5.0%	5.6%	3.7%	3.0%
Service Sector (% change, constant dollars)(2)(3)	4.4%	4.7%	5.5%	4.3%	3.7%
Other (% change, constant dollars)(2)(4)	4.6%	5.2%	3.7%	8.1%	4.0%
GDP Per Capita (constant dollars)(2)	$9,150	$9,457	$9,838	$10,052	$10,207
Population (millions)	3.98	4.04	4.10	4.16	4.22
CPI—Period Average (% change)	0.2%	0.7%	0.9%	0.8%	(0.4)%
Unemployment	5.1%	5.5%	6.1%	6.0%	7.1%
Public Finance:
Total Consolidated Non-Financial Public Sector Revenues (millions)	$10,701	$11,647	$12,432	$12,756	$12,286
Total Consolidated Non-Financial Public Sector Expenditures (millions)(5)	$11,909	$12,700	$13,436	$14,614	$14,387
Overall Surplus (Deficit) (millions)	$(1,208)	$(1,053)	$(1,004)	$(1,859)	$(2,108)
As % of Current GDP	(2.3)%	(1.9)%	(1.7)%	(2.9)%	(3.1)%
Central Government Surplus (Deficit) (millions)	$(2,010)	$(2,203)	$(1,819)	$(2,071)	$(2,505)
As % of Current GDP	(3.9)%	(4.0)%	(3.1)%	(3.2)%	(3.8)%
Public Debt (at December 31):
Internal Debt (millions)	$4,573	$4,700	$4,984	$5,112	$6,795
External Debt (millions)	$15,648	$16,902	$18,390	$20,575	$24,223
Public Debt (as % of Current GDP)
Internal Debt	8.5%	8.1%	8.0%	7.8%	10.2%
External Debt	28.9%	29.2%	29.6%	31.6%	36.3%
Total Public Debt (millions)	$20,221.7	$21,601.6	$23,373.6	$25,686.9	$31,018.5
Trade Data:
Exports (f.o.b.) Goods(6)(7) (millions)	$12,764	$11,687	$12,470	$13,356	$12,947
Imports (c.i.f.) Goods(6)(7) (millions)	$(22,550)	$(20,699)	$(22,291)	$(23,969)	$(22,261)
Goods Trade Balance(7) (millions)	$(9,786)	$(9,012)	$(9,822)	$(10,613)	$(9,314)
Current Account Surplus(7) (Deficit) (millions)	$(4,848)	$(4,634)	$(3,692)	$(5,355)	$(3,501)
Overall Balance of Payments Surplus (Deficit)(7) (millions)	$(985)	$1,327	$(1,293)	$(1,000)	$615
Total Official Reserves (at December 31) (millions)	$3,509	$3,045	$3,540	$1,771	$3,049

Note: Totals may differ due to rounding.

(R)	Revised figures.
(E)	Estimated Figures
(P)	Preliminary figures.
(1)	All monetary amounts in millions of U.S. dollars at current prices, unless otherwise noted.
(2)	Constant GDP figures are based on 2007 constant dollars in chained volume measure.
(3)	Including real estate, public administration, commerce, restaurants and hotels, financial services, the CFZ, the Panama Canal, transportation and communications, public utilities and other services.
(4)	Including mining, manufacturing, agriculture and construction.
(5)	Including interest payments.
(6)	Including the CFZ.
(7)	Figures have been calculated pursuant to the Sixth Edition of the IMF Balance of Payments Manual.

Sources: Directorate of Analysis and Economic Policies, Office of the Comptroller General, Banco Nacional de Panamá (“BNP”) and Ministry of Economy and Finance.

THE REPUBLIC OF PANAMA

Area and Population

Panama is a republic located on the narrowest point of the Central American isthmus, which connects the continents of North America and South America. It has a coastline of approximately 1,868 miles on the Caribbean Sea and Pacific Ocean and is bordered on the east by Colombia and on the west by Costa Rica. Panama has a national territory of approximately 29,157 square miles situated within its coastline and 345 miles of land borders, and includes numerous coastal islands. The Panama Canal, one of the most important commercial waterways in the world, which connects the Atlantic and Pacific Oceans, bisects the country running northwest to southeast. Panama’s climate is primarily tropical.

As of July 1, 2019, Panama had an estimated population of 4.2 million and a population density of 56.9 people per square kilometer. The Panama Province, the Republic’s largest province, was estimated to comprise 52.7%of Panama’s total population, and the Colón Province, located at the northern terminus of the Panama Canal, was estimated to comprise 7.0% of the total population.

During the period from 2015 to 2019, the population grew by an average of 1.5% per annum. Approximately 69.0% of Panama’s population lives in cities and towns with more than 1,500 inhabitants, and 6.6% of the population is indigenous, some of whom are seeking greater autonomy from the Government. Of the Panamanian population, 26.1% is under 15 years of age, 65.5% is between the ages of 15 and 64, and 8.4% is over the age of 65. Average life expectancy in Panama is 78.5 years. The infant mortality rate for 2018 was estimated at 14.2 per 1,000 births. Panama’s official language is Spanish.

Panama’s estimated per capita GDP for 2019, expressed in chained volume measure, was approximately U.S.$ 10,206.9. According to the 2010 census, education indicators show that Panama’s literacy rate for people over the age of ten years is approximately 94.5%. Estimates as of March 2017 show that 21.5% of the population is considered to be living in poverty while 10.0% is considered to be living in extreme poverty.

Historical Information

Panama gained independence from Spain in 1821 and subsequently joined the Confederation of Greater Colombia, from which Panama declared its independence on November 3, 1903. Several weeks after gaining independence, Panama signed the Hay/Bunau-Varilla Treaty with the United States, which, among other things, granted the United States the right to occupy a ten-mile wide zone and a concession for the construction, maintenance, operation and protection of the Panama Canal (the “Canal Zone”). See “The Panama Canal—General”.

Panama adopted its first constitution in 1904. Between 1904 and 1968, Panama generally experienced social and political stability and economic growth under a constitutional democracy. During the period immediately following World War II, the Panamanian military interfered with the civilian government, although this interference largely ended by the mid-1950s. Constitutional government continued until October 1968, when the National Guard mounted a military coup and replaced the civilian government. Although the military made nominal efforts during the late 1970s to return to civilian government, the military generally remained in control of the Government until 1989.

Issues related to control of the Panama Canal and the Canal Zone caused considerable unrest in Panama. In 1977, following 13 years of negotiations, Panama signed treaties with the United States that provided for abolishing the Canal Zone in 1979 and the eventual turnover of the Panama Canal to Panama in 1999. See “The Panama Canal—The Canal Treaty of 1977”.

In 1983, General Manuel Antonio Noriega (“Noriega”) became Commander of the National Guard and assumed effective control of the Government. In the spring of 1987, a political crisis galvanized Noriega opponents and resulted in the formation of a major civilian protest and opposition movement widely supported by civilian organizations, political parties and the business community. This political crisis generated an economic crisis as well.

In response to the ensuing political crisis, in March 1988, the United States suspended its Agency for International Development (“AID”) programs to Panama and blocked preferential sugar quotas, causing further economic disruption. The United States imposed additional economic sanctions that year, including a freeze on all United States payments for the Panama Canal (at that time, approximately U.S.$6 million per month), an order prohibiting American citizens and companies from making payments to the Government and a freeze on all Government accounts (and certain additional assets) in the United States.

In December 1989, relations between Panama and the United States deteriorated, culminating in a United States military intervention that resulted in the removal of Noriega. Guillermo Endara (“Endara”), who had been elected by a significant majority of the popular vote earlier in the year, was subsequently sworn in as President.

Since the end of 1989, Panama has enjoyed political and economic stability under democratically elected governments.

Relations with the United States have been fully restored. Endara finished his presidential term and, in the spring of 1994, orderly national elections were held. Ernesto Pérez Balladares (“Pérez Balladares”), who was elected President with 33% of the vote in May 1994, finished his presidential term in August 1999. Mireya Moscoso (“Moscoso”), who was elected with 44.8% of the vote in May 1999, took office on September 1, 1999 and completed her presidential term on August 31, 2004. On May 2, 2004, Martín Torrijos (“Torrijos”) was elected President with 47.4% of the vote. He took office on September 1, 2004 and completed his presidential term on June 30, 2009. Ricardo Martinelli (“Martinelli”), who was elected President with 60.0% of the vote on May 3, 2009, took office on July 1, 2009 and completed his presidential term on June 30, 2014. On May 4, 2014, Juan Carlos Varela was elected President with 39.08% of the vote obtained by the “El Pueblo Primero” alliance composed of the Partido Popular and Partido Panameñista. President Varela took office on July 1, 2014. President Laurentino Cortizo, elected on May 5, 2019, succeeded to the Presidency.

The Panamanian military was disbanded in 1990 and, in 1994, by constitutional amendment, the military was abolished. Costa Rica, Panama’s western neighbor, also does not have a military. If Panama were attacked by a foreign force and the neutrality of the Panama Canal were jeopardized, the United States would have the right under treaties related to the Panama Canal to take measures to protect the neutrality of the Canal. The national police force of Panama also has certain defensive capabilities.

Form of Government and Political Parties

Panama is a republic with a representative form of government. In 1972, the original version of the current Constitution was adopted (the fourth in Panama’s history), setting forth the structure of the Government, individual and collective rights and duties, and the division of powers among the executive, legislative and judicial branches.

Executive power is vested in the President and the presidentially-appointed Ministers, who constitute the Cabinet. The President and the Vice President are each elected by direct, universal suffrage for a term of five years. The President and the Vice President may not be re-elected to the same office within ten years after the expiration of their term. In the event the President is unable to finish a term, the Vice President would succeed to the presidency.

National legislative power is vested in the Assembly, Panama’s unicameral legislative body. The number of electoral districts, each comprising an average of approximately 60,000 persons, determines the number of legislators; as of December 31, 2019, the Assembly had 71 seats. The full Assembly is elected by universal suffrage every five years. Members of the Assembly are not subject to limits on the number of terms in office to which they may be elected. The Assembly has, among other powers, the authority to enact legislation, ratify treaties, approve the budget and ratify the appointment of the Comptroller General, the Attorney General and justices of the Supreme Court of Justice (the “Supreme Court”). To be enacted, legislation must be approved after three separate readings by a majority of all legislators or by a majority of legislators present at the session, depending on the substance of the legislation being enacted. The President may veto bills adopted by the Assembly, but the Assembly may override presidential vetoes by a vote of two-thirds of its members. Pursuant to the Constitution, the Assembly may empower the President and the Cabinet to adopt legislation when the Assembly is not in session. The Assembly has the power to amend the Constitution. Amendments to the Constitution may be adopted either by a majority vote of all legislators in two different Assemblies or by a majority vote of all legislators in two sessions of the same Assembly and a public referendum.

On April 1, 2019, then presidential candidate Laurentino Cortizo announced the priorities of his administration in a Plan called Uniendo Fuerzas. The plan is based on four pillars: good governance and rule of law and order; economic promotion; reduction of poverty; and increased access to education. Additionally, the plan focuses on implementing policies that promote women, children, youth, the elderly, minorities and the environment.

On May 5, 2019, general elections were held in Panama. In the presidential elections, Laurentino Cortizo Cohen of the Partido Revolucionario Democratico (“PRD”) party was elected president of the Republic with approximately 33.35% of the votes. In the National Assembly elections, the PRD won 35 seats, Cambio Democratico won 18 seats, Partido Panameñista won eight seats, Movimiento Liberal Republicano Nacionalista (“MOLIRENA”) won five seats and five independent candidates won seats. The new government took office on July 1, 2019, for a five year term.

Judicial power is vested in the Supreme Court and various lower tribunals. The President appoints the nine justices of the Supreme Court for staggered ten-year terms, with two justices being selected every two years, subject to ratification by the Assembly. Lower court judges are appointed by the Supreme Court. The judicial branch prepares its own budget and sends it to the executive branch for inclusion in the general budget presented to the Assembly for approval. The Supreme Court is the final court of appeal and has the power to declare null and void laws, regulations or other acts of the executive or legislative branches that conflict with the Constitution.

Panama is administratively divided into ten provinces and three territories. In each province, executive power is exercised by a Governor who is appointed by the President. There are no provincial legislative or judicial bodies. Provincial governments do not have their own independent budgets. Within each province are municipalities that are, in turn, divided into precincts. Each municipality has a municipal council and a mayor who exercises executive power. Mayors and members of municipal councils are elected by direct, universal suffrage for five-year terms. Municipalities levy and collect municipal taxes and adopt their own budgets for financing local projects.

On October 20, 2015, the Assembly approved Law No. 66, which stated seven objectives: 1) to amend Law No. 37 of June 29, 2009, which decentralized public administration; 2) to reallocate property taxes between municipalities; 3) to establish a formula for the allocation of property tax for municipalities with less income; 4) to direct the investment of allocated funds to specific areas; 5) to replace the “Decentralizing National Authority” with a “National Secretariat of Decentralization”; 6) to establish an investment program for public works and municipal services and 7) to include special territories that do not have municipalities.

Foreign Affairs and International Organizations

Panama maintains diplomatic relations with 152 countries. Panama is a charter member of the United Nations (“U.N.”) and a member of various other international organizations, including the IMF and the Inter-American Development Bank (“IADB”). Panama is a founding member of the Organization of American States (“OAS”) and is also a member of the International Bank for Reconstruction and Development (“World Bank”) and the World Bank affiliates, including the International Finance Corporation (“IFC”) and the Multilateral Investment Guaranty Agency (“MIGA”) (collectively, the “World Bank Group”). On September 6, 1997, Panama acceded to membership in the World Trade Organization (“WTO”).

Panama consults with several international agencies, such as the World Bank Group and the IADB, regarding its economic program, objectives, projections and policies. In recent years, Panama has utilized the IADB and the World Bank Group for significant external financing. See “Public Sector Debt—External Debt”.

In 2010, the Assembly approved legislation implementing the Corporación Andina de Fomento (“CAF” or “Development Bank of Latin America”) agreement and Panama became a Series A country member. CAF is a development bank created in 1970 and owned by 19 sovereigns, 17 from Latin America and the Caribbean and Spain and Portugal, as well as by 13 private banks in the Latin America region. It promotes sustainable development through loans and grants, and support in the technical and financial structuring of projects in the public and private sectors of Latin America. As of December 31, 2019, the Republic had outstanding borrowings of U.S.$ 1,511.9 million from CAF. See “Public Sector Debt—External Debt”.

THE PANAMANIAN ECONOMY

General

Panama’s unique geographic position, service economy (including the Panama Canal) and monetary regime anchored on the use of the U.S. dollar as legal tender are major factors in Panama’s economic performance.

Panama has used the U.S. dollar as its legal tender since shortly after gaining its independence in 1903. The national currency, the Balboa, is used primarily as a unit of account linked to the U.S. dollar at a ratio of one dollar per one Balboa. The Government does not print paper currency, although a limited amount of coinage is minted. Panama’s monetary system is based on its Constitution (beginning with the 1904 Constitution, which established the Balboa) and Panamanian laws expressly recognizing the U.S. dollar as legal tender. There are no Panamanian foreign exchange controls or reporting requirements, and capital moves freely in and out of the country, without local currency risk. Under Panama’s unique monetary system, foreign exchange reserves are not needed to support the currency.

The absence of both a national printed currency and a Balboa exchange market diminishes the significance of the balance of payments as an indicator of the Government’s external debt service capacity. Fiscal policy, therefore, is a more relevant indicator of the accumulation and drawdown of Government reserves available for sovereign debt service. Moreover, this monetary system imposes an element of discipline on Panamanian authorities in the areas of monetary and fiscal policy. Panama is limited in its ability to conduct monetary policy to stimulate the economy and can finance public sector deficits only through borrowing.

In 2015, the non-financial public sector deficit decreased to 2.2% of GDP. In 2016, the non-financial public sector deficit fell to 1.8% of GDP. In 2017, the non-financial public sector deficit increased to 1.9% of GDP. In 2018, the non-financial public sector deficit increased to 2.85% of GDP. In 2019, the non-financial public sector deficit increased to 3.14% of GDP.

From 2015 to 2019, Panama experienced an average annual rate of inflation, as measured by the average consumer price index (“CPI”), of 0.4%. In 2019, the annual rate of inflation, as measured by the average CPI with a base year of 2013, was estimated at (0.4)%.

The Panamanian economy is dominated by a large service sector, which represented 69.9%, 69.8%, 69.7%, 70.0% and 70.5% of GDP in 2015, 2016, 2017, 2018 and 2019, respectively. The manufacturing and agricultural sectors represented far smaller percentages of GDP, 5.0% and 2.0%, respectively, in 2019. Historically, the Panamanian economy has been characterized by an imbalance between the open, internationally-oriented service sector and the relatively closed manufacturing and agricultural sectors, where productivity has been lower and government policies may have affected resource allocation. See “Structure of the Panamanian Economy—Principal Sectors of the Economy”. Ongoing investments are designed to promote Panama as a hub for logistic, maritime and air transport services.

While much of the service sector’s economic activity is represented by public administration, commerce and real estate, the internationally-oriented activities of the service sector, particularly transportation, storage, communication and financial intermediation, distinguish the Panamanian economy. For instance, during the Canal’s 2019 fiscal year (which ended September 30, 2019), commercial ocean traffic totaled 13,785 transits, and the Canal’s toll revenue was U.S.$2,592.0 million, representing 4.4% of Panama’s estimated GDP for 2019 measured in nominal dollars.

As a result of the dollar-based economy, the international trade associated with the Panama Canal and the CFZ, and certain legislative initiatives, Panama has also developed an important financial sector which represented 7.3% of GDP in both 2018 and 2019. There is no lender of last resort or deposit insurance in Panama. See “Financial System—The Banking Sector”.

Reforms and Development Programs

Social Security. In December 2005, the Assembly approved Law No. 51, which reformed Panama’s social security system by, among other things, requiring employees to make contributions into the social security system for 20 years (up from the prior 15-year requirement) before becoming eligible to receive benefits and gradually transitioning from a defined benefits system to personal savings accounts. Law No. 51 also established the obligation to support the Disability, Old Age and Death Benefit System (Régimen de Invalidez, Vejez y Muerte (“IVM”)) with annual deposits by the Central Government to an administration and investment trust created for the sustainability of the IVM of U.S.$75 million in each of the years 2007, 2008 and 2009, U.S.$100 million in each of the years 2010, 2011 and 2012, and U.S.$140 million in each of the years 2013 through 2060.

Trade Liberalization. Trade liberalization advanced with Panama’s accession to the WTO, which became effective September 6, 1997. Panama has also negotiated free trade agreements with many of its trading partners, such as the United States, Canada, the European Free Trade Association, Mexico, Colombia, Chile and Central American countries. See “Foreign Trade and Balance of Payments—Tariffs and Other Trade Restrictions”.

Government Procurement. On May 10, 2011, Law No. 22 of 2006, which established a system for government procurement in Panama, was modified by Law No. 48 of 2011. The modification grants the Dirección General de Contrataciones Públicas (“Public Contracting Authority”) the power to impose fines. In addition, it expanded the scope of the law to include regulation of acquisitions by the Caja de Seguro Social (“Social Security Fund” or “CSS”) of pharmaceutical products as well as contracts with funding supplied by foreign governments.

Export Processing Zones & Free Zones. During 2007, two export processing zones (“EPZs”) were created in Panama. EPZs are well-defined areas for establishing industrial, commercial and service facilities for operation in a free trade system. In June 2007, the Zona Procesadora Chilibre was created and, in August 2007, the Zona Procesadora Colón Maritime Investor, S.A. was created to provide infrastructure, facilities and support systems to attract new business and foreign investments. In June 2009, the Hewlett-Packard Global Services Panama EPZ was created. In August 2013, the Vaguil EPZ was created to implement the Panama Diamond Exchange, which is the first and only Latin American diamond and gemstone bourse recognized by the World Federation of Diamond Bourses. Panama is a member of the Kimberley Process, which is designed to prevent the import of diamonds from conflict areas in Africa. As of August 2019, 61 active call centers had official registrations with EPZs. In December 2016, the Cabinet authorized the National Commission on Free Zones to approve the establishment and operation of a free zone by Consorcio Industrial de las Americas, S.A. in Pacora, Panama province, the “PanaPark Free Zone,” which is expected to host approximately 250 businesses operating in manufacturing, logistics, services, technology and assembly. Construction of the PanaPark Free Zone began in January 2017 with the first stage of the project being inaugurated in November 2018. The second stage of construction, which includes a 12,000-square-meter building, commenced in August 2019 and is still in process.

Fiscal Reforms. On June 5, 2008, Law No. 34 of 2008 was ratified, establishing a Social and Fiscal Responsibility Regime to promote sound fiscal policies and management. This law came into effect on January 1, 2009. The Social and Fiscal Responsibility Regime requires any new government to present, during the first six months of its administration, a multi-year social strategy, a five-year financial plan and the macroeconomic criteria to manage public expenditures and to incentivize current savings. On October 31, 2019, President Cortizo enacted Law No. 102, which allows an increase in the maximum ceiling of the Republic’s fiscal deficit for the next four years. Under the law, the Republic’s permitted fiscal deficit was increased to 3.5% of GDP in 2019, 2.75% in 2020, 2.50% in 2021 and 2.0% in 2022.

In addition to creating the Fondo de Ahorro de Panamá (Panama Saving Fund, “FAP”), Law No. 38 of June 5, 2012 amended the Social and Fiscal Responsibility Law to set a ceiling on the annual non-financial public sector adjusted deficit of 2.8% of GDP for 2013, 2.7% for 2014, 2.0% for 2015, 1.5% for 2016, 1.0% for 2017 and 0.5% thereafter. The amendment also allows a temporary suspension of the fiscal deficit ceiling in cases of emergency or a deceleration in economic activity. On November 26, 2012, Cabinet Resolution No. 157 declared a National State of Emergency as a result of severe damage to roads and housing infrastructure in the provinces of

Panama and Colón resulting from flooding and landslides from heavy rainfall in November 2012. The Government estimated that damage caused by this natural event totaled approximately U.S.$123.2 million, or 0.3% of nominal GDP, and raised the effective fiscal deficit ceiling of the non-financial public sector for 2012 to 3.1% of nominal GDP. In March 2013, the Cabinet approved an extraordinary credit to the National Budget of U.S.$123.2 million, allocated to several public institutions responsible for the rehabilitation and reconstruction of the damaged infrastructure. The largest amounts of extraordinary funds were allocated to the Ministry of Public Works ($83.8 million) and the Ministry of Housing and Territorial Administration ($24.0 million).

On September 2, 2014, pursuant to Cabinet Resolution No. 152, the Government approved an approximately U.S.$590 million expenditure reduction plan for 2014 consisting of reductions of U.S.$100 million in current expenditures and U.S.$490 million in the investment budget. The plan called for a freeze on new hiring. The projects that would be subject to budget cuts were those that had not yet started and those designated as low priority. The plan did not affect the debt service budget. In light of a preliminary fiscal deficit of the Non-Financial Public Sector for the first six months of 2014 of approximately U.S.$1.5 billion, the Government was committed to reducing the deficit in light of the 2014 ceiling imposed by the Social and Fiscal Responsibility Law, which was approximately U.S.$1.3 billion. In September 2014, the Government estimated that the expenditure reduction plan would not, by itself, accomplish the goal of meeting the Social and Fiscal Responsibility Law target and that the deficit might fall within a range of 3.7% to 4.2% of GDP. In December 2014, the Government requested that the Assembly increase the deficit ceiling for 2014, but not the deficit ceiling for subsequent years. The non-financial public sector deficit for 2014 was U.S.$1,563 million, equivalent to 3.1% of GDP. In 2015 and 2016, the non-financial public sector deficit was U.S.$1,208 million and U.S.$1,053 million, equivalent to 2.2% of GDP and 1.8% of GDP, respectively, compared to statutory ceilings of 2.0% and 1.5% for 2015 and 2016, respectively. The non-financial public sector deficit for 2017 was U.S.$1,160 million, equivalent to 1.9% of GDP. In 2018 and 2019, the non-financial public sector deficit was U.S.$1,858.5 million and U.S.$2,100.7 million, equivalent to 2.9% of GDP and 3.1% of GDP, respectively.

The Fiscal and Social Responsibility Law provides that five senior economic officials of the Republic, including the Minister of Economy and Finance and the Comptroller General, would be responsible if the deficit ceiling were to be exceeded, but the law does not specify what such responsibility would entail, nor does the law specify any institutional consequences for non-compliance.

In May 2015, Law No. 27 established new taxes on non-metallic mining products, such as sand, gravel, quarried stone, limestone, clay and tuff stone. The rates vary according to the kind of mineral. Law No. 27 also established that all coupons and tickets, gaming chips and other documents containing a payment obligation resulting from gambling activities would be subject to a tax rate of 5.5%. Funds collected on these activities will be allocated to finance increases in monthly pension distributions according to the following schedule: monthly distributions of less than U.S.$250.00 increase by U.S.$50 per month; distributions of U.S.$250.01 to U.S.$270.00 increase by U.S.$45 per month; distributions of U.S.$270.01 to U.S.$300.00 increase by U.S.$40 per month; distributions of U.S.$300.01 to U.S.$400.00 increase by U.S.$30 per month and distributions of U.S.$400.01 to U.S.$1,000.00 increase by U.S.$20 per month. These increases in pensions represent approximately U.S.$75 million per year.

In September 2017, the Government enacted a tax reform that entered into force on January 1, 2019. The reform provides a reduction in property taxes and certain tax exemptions to qualifying homeowners.

Social Developments. Panama’s social spending generally focuses on spending in the social sectors of health, education and housing. In 2018 and 2019, social spending represented approximately 41.0% and 43.8% of the Government’s budget, respectively.

In May 1995, the Government created the Development Trust Fund pursuant to Law No. 20 and, on June 27, 2000, the Assembly approved Law No. 22, which approved the use of the Development Trust Fund principal for social development programs and infrastructure projects. The laws provided that up to U.S.$200 million could be drawn down from the Development Trust Fund to support infrastructure projects. The disbursements were to be made against invoices presented to the Ministry of Economy and Finance. See “Structure of the Panamanian

Economy—The Role of the Government in the Economy”. From 2006 through 2010, funds were available in the following amounts: U.S.$70.0 million for water supply; U.S.$30.0 million for irrigation and agricultural projects; and U.S.$97.0 million for road rehabilitation. During the same period, U.S.$69.8 million was disbursed to fund water supply projects; U.S.$27.3 million to fund irrigation and agricultural projects; and U.S.$94.5 million to fund road rehabilitation projects. From its inception through December 31, 2010, which was the final year that funds were disbursed from the Development Trust Fund, approximately U.S.$194.3 million was disbursed to support infrastructure projects.

In June 2012, the Government created the FAP pursuant to Law No. 38 of 2012. The initial capital of the FAP came from the Development Trust Fund, which has now ceased to exist. The FAP was capitalized and began operations on June 7, 2012. According to the FAP’s accumulation rule, amended by Law 51 of 2018, every year 50% of the contributions from the Canal to the Treasury exceeding 2.5% of GDP for 2018 and 2019 and 2.25% from 2020 onwards will be transferred to the FAP. The FAP has two main objectives: (1) macroeconomic stability in cases of national emergencies and (2) long-term national savings. Once the size of the FAP reaches 5.0% of GDP, it may also repurchase and retire Panamanian sovereign debt. The FAP Secretary reports to the Ministry of Economy and Finance, which establishes investment guidelines for the FAP. In addition, Law No. 38 provides for the BNP to serve as the FAP’s Trustee and for an independent Board of Directors to safeguard FAP assets. In 2019, the FAP generated interest and dividends totaling U.S.$30.5 million compared to U.S.$27.1 million in 2018 and had net assets of U.S.$1,393.0 million, an increase of 9.3% from U.S.$1,274.9 million in 2018 due to an increase in accounts payable to asset managers.

In August 2009, Law No. 44 of 2009 was ratified, establishing a Special Program of Economic Assistance under the Ministry of Social Development. The program consists of issuing a monthly payment of U.S.$100 to all Panamanians who are 70 years or older and who do not receive retirement or pension benefits. With this program, the Government seeks to improve the quality of life for the elderly currently living in poverty. Law No. 15 of 2010 decreased the eligible age to 65 years. In August 2013, Cabinet Resolution No. 147 authorized the Minister of Social Development to propose a modification of Law No. 86 of November 2010 to raise this monthly installment by U.S.$20 to U.S.$120, beginning in fiscal year 2014. Since January 2014, the Ministry of Social Development has been paying U.S.$120 monthly to the program’s beneficiaries.

In August 2009, Executive Decree No. 55 created the Fondo Solidario de Vivienda under the Ministry of Housing. This fund gives low-income families up to U.S.$5,000 per family to use on the purchase of a home not to exceed U.S.$30,000. This contribution was given to families that have an income of less than U.S.$800 a month. In 2011, Executive Decree No. 55 was modified to increase the maximum value of a property to U.S.$35,000. Through Executive Decree No. 393 of December 16, 2014, the contribution from the Fondo Solidario de Vivienda was increased to U.S.$10,000 per family to use on the purchase of a home not to exceed U.S.$50,000. This contribution is made available to families that have an income of less than U.S.$1,200 per month. On July 24, 2018, the maximum value of a property was increased to U.S.$60,000 and the contribution was made available to families that have an income of less than U.S.$1,500 per month.

On May 23, 2017, the Government enacted Law No. 25, which promotes the competitive development of the industrial and agro-industrial sectors of the economy by granting certain fiscal benefits and incentives.

Environmental Law. During 2008 and 2009, numerous executive decrees were enacted concerning environmental policies, including decrees relating to the protection of whale sharks, establishing a national committee on climate change and changing the general environmental law. In addition, many resolutions were enacted in 2009, including resolutions for protection of specific regions, for a management plan for a national park and for wildlife preservation. Through Law No. 8 of March 25, 2015, the Ministerio de Ambiente (“Ministry of Environment”) was created to direct matters related to the protection, conservation, preservation and restoration of the environment and the sustainable use of natural resources, to promote compliance with laws and with the National Environment Policy. This new Ministry replaced the former Autoridad Nacional del Ambiente (National Authority of Environment). On April 22, 2016, Panama signed the Paris Agreement on climate change. Upon signing, Panama became one of 175 initial signatories committed to the reduction of greenhouse gases and to environmental management.

Infrastructure. Since 2007, Panama has experienced a significant increase in infrastructure development spending. In 2008, the Ministerio de Obras Públicas (“Ministry of Public Works” or “MOP”) invested U.S.$248 million in projects relating to the construction, rehabilitation and maintenance of all national highways, consisting of 13,615 kilometers of transportation networks.

In July 2009, Executive Decree No. 150 created the Secretariat of the Metro for Panama, which is part of the Ministry of the Presidency and is responsible for the organization and execution of all necessary actions with respect to the design, execution, administration, operation and maintenance of the metro transportation system project, known as “El Metro de Panamá”. The first line, Metro line 1, was constructed by a consortium, “Consorcio Linea Uno”, that consisted of Odebrecht, S.A. (a Brazilian company) and FCC (a Spanish company). Construction started in 2011 and concluded in 2014, and Metro line 1 was inaugurated on April 5, 2014. The cost of the first phase was approximately U.S.$1.88 billion, which the government financed through central government borrowings from multilateral and bilateral lending institutions. See “Public Sector Debt—External Debt.”

Law No. 109 of November 25, 2013 created Metro de Panama, S.A., a public company in charge of planning, promoting, managing and executing the Metro system. The company’s stock is 100% owned by the Government. Metro de Panama S.A. announced the public procurement process for Metro line 2 on September 15, 2014. Metro line 2 will provide service to 500,000 inhabitants of east Panama City and will have a direct connection to Metro line 1. Once operational, Metro line 2 is expected to initially be able to transport 15,000 passengers per hour, with the ability to transport more than 30,000 passengers per hour in the future. On July 24, 2015, the contract between Metro de Panama. S.A. and Consorcio Linea 2 was signed for a total amount of U.S.$2.06 billion, which includes U.S.$205.0 million of financing. Metro de Panama, S.A. has the option to include maintenance for the project for up to U.S.$50.7 million. According to the contract, the works should be completed within 44 months from the issuance of an order to proceed, which occurred on September 7, 2015, implying a contractual due date in May 2019. On May 26, 2016, Consorcio Linea 2 confirmed that Citigroup would no longer participate in the financing of Consorcio Linea 2. On February 14, 2017, Consorcio Linea 2 confirmed that it had acquired substitute financing from two banks, UBS and Inbursa. In April 2019, former President Varela inaugurated Metro Line 2.

In April 2016, a loan agreement between Metro de Panama S.A. and the Japan International Cooperation Agency (“JICA”) was signed for a total amount up to U.S.$2.6 billion for the construction of Line 3 of the Metro de Panama. The agreement includes U.S.$35 million of non-reimbursable technical cooperation funds for the hiring of a Project Manager. On May 26, 2016, JICA contracted a consortium to serve as Project Manager, consisting of Nippon Koei Co. Ltd., Tonichi Engineering Consultant Inc. and Nippon Koei Latin America – Caribbean Co. Ltd. The services from the Project Manager are expected to have a duration of approximately 79 months from May 2016. On September 5, 2018, representatives of Metro de Panama signed a memorandum of understanding with Hitachi Ansaldo STS and Mitsubishi Corporation to provide a monorail system for Line 3, which is expected to be ready to operate in 2023. On November 19, 2019, the HPH joint venture of Hyundai Engineering & Construction Co., POSCO and Hyundai Engineering Co. was awarded the contract for the construction of Line 3 of the Panama Metro. Plans for Line 3 call for an elevated metro system with 14 stations connecting Albrook with Ciudad Futuro. Line 3 is expected to have a total length of 25 kilometers with the capacity to transport up to 20 thousand passengers during peak hours.

In September 2012, Odebrecht, a Brazilian construction company, won a bid to build a second terminal for Tocumen International Airport that would be called the Terminal No. 2. Construction of Terminal No. 2 started in March 2013. In April 2019, former President Varela inaugurated Terminal No. 2. The expansion will provide Tocumen International Airport the capacity to handle more than 20 million passengers per year. The total cost of the airport expansion is estimated to be approximately U.S.$1.2 billion. On May 13, 2016, Tocumen International Airport, a state-owned enterprise, issued U.S.$575 million of 5.625% secured bonds due 2036. The proceeds are being used for the construction of the Terminal 2. On May 11, 2017, Tocumen International Airport issued U.S.$225 million of 6% secured bonds due 2048. The proceeds were used for the construction of a third runway, as well as for the upkeep of existing facilities and other complementary projects.

Proyecto Mesoamérica (“Mesoamerica Project”). The Mesoamerica Project resulted from the expansion of an initiative that began in 2001, the Puebla-Panama Plan. In June 2001, Panama, Mexico, Nicaragua, Guatemala, Honduras, El Salvador, Belize and Costa Rica signed the Puebla-Panama Plan, which was a development plan to be supported by up to U.S.$2 billion in loans from the IADB and other multilateral organizations. The plan would lead to joint management of natural resources and infrastructure projects, such as highways, roads, electricity, seaports, airports, gas pipelines and communications, as well as a plan for environmental protection. In 2008, the presidents of the countries in Central America, Colombia and Mexico agreed to restructure the Puebla-Panama Plan into the Mesoamerica Project, seeking to strengthen regional integration and to create new opportunities among the member countries. In 2009, the presidents of Belize, Colombia, Costa Rica, El Salvador, Guatemala, Honduras, Mexico, Nicaragua, Panama and the Dominican Republic adopted the institutional framework for the Mesoamerica Project.

One of the initiatives of the Mesoamerica Project is an interconnected regional electricity market. The project includes the construction of an Energy Transmission System for the Central American Countries (Sistema de Interconexión Eléctrica para los Países de América Central, “SIEPAC”) and energy transmission systems between Mexico and Guatemala (already in operation) and between Panama and Colombia. SIEPAC’s construction began in 2006 under the Puebla-Panama Plan and continued under the Mesoamerica Project. In October 2014, the SIEPAC was completed and fully operational.

In June 2013, the regulatory framework for the Central American Regional Electricity Market entered into effect. The total cost of the project, shared among the governments of Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama, was U.S.$505 million.

Construction of the first electricity generation plant in Central America based on liquefied natural gas commenced on Telfers Island, in the province of Colón, in May 2016. The project represents an investment of U.S.$1,150 million and is expected to add 381 MW to the country’s energy matrix as part of the National Energy Plan 2015-2050 and to include a regasification terminal with a storage capacity of 180,000 m3. The Plan also contemplates the possibility of converting Panama into a distribution hub for liquefied natural gas for the region. On August 17, 2018, the plant was inaugurated.

Prevention of Money Laundering and Other Crimes. In April 2009, the Group of Twenty Finance Ministers and Central Bank Governors (“G-20”) announced an agreement targeting tax havens. The G-20 noted that the OECD had published a “grey list” of approximately 40 jurisdictions, including Panama, that had committed to internationally agreed-upon tax reporting standards, but had not yet fully implemented them.

As of June 2019, Panama had signed Tax Information Exchange Agreements with Canada, Denmark, Faroe Islands, Finland, Greenland, Iceland, Japan, Norway, Sweden and the United States. Panama has treaties for the avoidance of double taxation and prevention of fiscal evasion that have entered into force with 23 governments.

Law No. 23 of April 27, 2015 created a regulatory framework for various supervisory agencies, individuals and legal entities to monitor, control, promote and strengthen international cooperation in the prevention of money laundering, financing of terrorism and proliferation of weapons of mass destruction. Law No. 23 created mechanisms for national coordination by establishing institutions, methodologies, principles and obligations for collecting, receiving and analyzing financial intelligence information, as well as criteria for the imposition of sanctions. The Coordination System comprises a National Commission, the Financial Intelligence Unit and Supervisory Agencies, which are responsible for defining strategies and policies and implementing regulations under Law No. 23 for both financial and non-financial actors.

On April 29, 2016, Panama presented to the United Nations Forum of the Economic and Social Council the actions it had taken to achieve removal from the FATF grey list and to improve financial transparency, including the signature of 30 bilateral double taxation and tax information exchange agreements since 2009.

On April 27, 2016, Panama entered into a Model I Intergovernmental Agreement (“IGA”) with the United States to improve international tax compliance with respect to the Foreign Accounts Tax and Compliance Act (“FATCA”). This agreement is intended to be the first step for implementation of FATCA in Panama and to initiate the automated exchange of information between Panamanian tax authorities and the U.S. Internal Revenue Service. On August 7, 2017, the General Directorate of Revenues announced the launch of a new tool to allow financial institutions to comply with the information disclosure requirement under the IGA.

On January 24, 2017, Panama published for the first time a “National Risk Evaluation for Prevention of Money Laundering and Financing of Terrorism.” The analysis identified the risks of money laundering associated with different sectors of the economy for the purpose of determining areas for further work and dedication of public resources.

In February 2017, the Assembly approved Panama’s accession to the Convention on Mutual Administrative Assistance in Tax Matters (“MAC”) that Panama had signed in October 2016. By acceding to the MAC, the number of jurisdictions with which Panama may formally exchange information increased to 107.

On February 21, 2017, the Republic enacted Law No. 5 which incorporated the Convention on MAC into Panamanian law. The convention’s main priority is to prevent tax evasion and avoidance.

On May, 10, 2017, the Republic enacted Law No. 21 which increases supervision over trust funds and conforms such trust funds to international AML/CFT standards.

On June 21, 2019, in part as a result of tightened requirements since 2017, FATF added Panama back to the grey list. Since that decision was announced, the Superintendency of Banks has stated its intention to continue its efforts to implement Panama’s Action Plan, including continued strengthening of the regulatory framework in accordance with international standards and continued enforcement efforts, including by the Superintendency of Non-Financial Subjects and the Financial Intelligence Unit.

On August 27, 2019, GAFILAT published the second enhanced follow-up report of Panama. The report concluded that Panama continues to make significant progress in addressing the technical deficiencies identified in the MER and upgraded Panama’s compliance rating. Panama assured that it will continue to report and enhance its implementation process.

On December 3, 2019, the plenary session of the National Assembly approved bill No. 56, which creates the Superintendency of Non-Financial Subjects. The Superintendency will be composed of a director, a deputy director and a Board of Directors made up of representatives from the government and the private sector, with the goal of combatting money laundering, terrorist financing and the proliferation of weapons of mass destruction. The law entered into force on January 7, 2020.

On February 18, 2020, the European Union finance ministers added Panama to its list of non-cooperative jurisdictions on tax matters for allegedly having shortcomings with respect to the exchange of tax information on request based on the OECD’s Global Forum on Transparency and Exchange of Information for Tax Purposes (“Global Forum”) report published in November 2019. The report rated Panama as Partially Compliant on tax transparency issues. On March 20, 2020, during a visit to Panama, the Director of the Centre for Tax Policy and Administration of the OECD, Pascal Saint-Amans acknowledged that Panama had taken important steps to follow international standards of fiscal transparency. Mr. Saint-Amans further recognized that Panama is actively working to provide additional accounting information for certain entities. He stated that Panama’s inclusion on the blacklist of tax havens is temporary and is expected to be resolved in the near future. During the same visit to Panama, Zayda Manatta, the head of the Global Forum, stated that Panama was improving relations with its peers and international transparency.

Economic Performance—2015 Through 2019

Economic Performance in 2015. In 2015, Panama’s real GDP grew by an estimated 5.7%, compared to 5.1% in 2014. Inflation, as measured by the average CPI with base year 2013, was 0.2% in 2015. The unemployment rate slightly increased to 5.1% in 2015 from 4.8% in 2014.

The transportation, storage and communications sector grew by an estimated 2.7% in 2015 compared to 2014 (contributing 13.0% of estimated GDP in 2015, approximately the same contribution as in 2014) driven mainly by the performance of ports, the Panama Canal, passenger air transportation and the expansion of mobile services demand. Mining activities increased by 10.0% in 2015 compared to 2014, reflecting a contribution of 1.7% of GDP, due to the increase of demand of raw materials for the construction industry. The construction sector grew by 13.9% in 2015 compared to 2014, primarily due to the execution of public and private projects. The contribution of the construction industry to GDP increased from 14.7% in 2014 to 15.8% in 2015. The financial intermediation sector grew by 7.6% in 2015 compared to 2014 and represented a contribution of 7.2% of GDP in 2015, an increase from 7.1% in 2014. Growth in financial intermediation sector was mainly due to banking sector activity.

The Central Government’s current savings for 2015 registered a surplus of U.S.$1.21 billion (2.2% of nominal GDP) compared to a surplus of U.S.$1.36 billion in 2014 (2.7% of nominal GDP). The Government’s overall deficit increased from U.S.$1.9 billion in 2014 (3.9% of nominal GDP) to a deficit of U.S.$2.0 billion in 2015 (3.7% of nominal GDP). In 2015, Panama’s non-financial public sector balance registered an adjusted deficit of U.S.$1.2 billion (2.2% of nominal GDP), a decrease from a deficit in 2014 of U.S.$1.6 billion (3.1% of nominal GDP).

Economic Performance in 2016. In 2016, Panama’ real GDP growth was 5.0%, compared to 5.7% in 2015. Inflation, as measured by the average CPI with base year 2013, was 0.7% in 2016. The unemployment rate increased to 5.5% in 2016 from 5.1% in 2015.

The transportation, storage and communications sector grew by 1.8% in 2016 compared to 2015, reflecting a contribution of 12.6% of GDP. The construction sector grew 8.0% in 2016 compared to 2015, primarily due to the execution of public and private projects. The contribution of the construction industry to GDP increased from 15.8% in 2015 to 16.3% in 2016. The financial intermediation sector grew by 7.3% in 2016 compared to 2015 and represented a contribution of 7.4% of GDP in 2016, an increase from 7.2% in 2015. Growth in the financial intermediation sector was attributable mainly to banking activity. Mining activities increased by 8.1% in 2016 compared to 2015, reflecting a contribution of 1.7% of GDP, due to an increase in demand for raw materials for the construction industry.

The Central Government’s current savings in 2016 registered a surplus of U.S.$1.50 billion (2.6% of nominal GDP) compared to a surplus of U.S.$1.21 billion in 2015 (2.2% of nominal GDP). The Government’s overall deficit increased to U.S.$2.2 billion in 2016 (3.8% of nominal GDP) from U.S.$2.0 billion in 2015 (3.7% of nominal GDP). In 2016, Panama’s non-financial public sector balance registered a deficit of U.S.$1.0 billion (1.8% of nominal GDP), a decrease from a deficit of U.S.$1.2 billion (2.2% of nominal GDP) in 2015.

Economic Performance in 2017. In 2017, Panama’s preliminary GDP growth was 5.6%, compared to 5.0% in 2016. Inflation, as measured by the average CPI with base year 2013, was 0.9% in 2017, compared to 0.7% in 2016. The unemployment rate increased from 5.5% in 2016 to 6.1% in 2017.

The transportation, storage and communications sector grew by 11.4% in 2017 compared to 2016, representing 13.3% of GDP in 2017. Growth was primarily due to increased operations in the Panama Canal. Mining activities increased by 8.1% in 2017 compared to 2016, representing 1.8% of GDP in 2017. Growth in mining activities was primarily due to an increase in the demand for raw materials for the construction industry.

The construction sector grew by 8.3% in 2017 compared to 2016, representing 16.7% of GDP. Growth in the construction sector was primarily due to the execution of public and private projects. The financial intermediation sector grew by 4.5% in 2017 compared to 2016, representing 7.3% of GDP. Growth in financial intermediation sector was attributable mainly to banking activity.

The manufacturing sector grew by 2.6% in 2017 compared to 2016, representing 5.3% of GDP in 2017. Growth in the manufacturing sector was primarily due to an increase in the production of meat and meat products, rice, grains and alcoholic beverages. The agricultural sector grew by 1.2% in 2017 compared to 2016, representing 2.0% of GDP in 2017. Growth in the agricultural sector was primarily due to an increase in the production of rice and corn. The fisheries sector increased by 0.6% in 2017 compared to 2016, representing 0.4% of GDP in 2017, mainly due to an increase in the exports of shrimp. The commerce, hotels and restaurants sector grew by 3.5% in 2017 compared to 2016, representing 20.4% of GDP in 2017. Growth in the commerce, hotels and restaurants sector was primarily due to an increase in sales of fuels and associated products. The Central Government’s current savings in 2017 registered a surplus of U.S.$1.8 billion (3.0% of nominal GDP) compared to a surplus of U.S.$1.5 billion in 2016 (2.7% of nominal GDP). The Government’s overall deficit decreased to U.S.$1.9 billion in 2017 (3.1% of nominal GDP) from U.S.$2.2 billion in 2016 (3.8% of nominal GDP). In 2017, Panama’s non-financial public sector balance registered a deficit of U.S.$1.2 billion (1.9% of nominal GDP), an increase from an adjusted deficit of U.S.$1.0 billion (1.8% of nominal GDP) in 2016.

Economic Performance in 2018. In 2018, Panama’s estimated GDP growth was 3.7%, compared to 5.6% in 2017. Inflation, as measured by the average CPI with base year 2013, was 0.8% in 2018, compared to 0.9% in 2017. The unemployment rate decreased from 6.1% in 2017 to 6.0% in 2018.

The transportation, storage and communications sector grew by 6.6% in 2018 compared to 2017, representing 13.7% of GDP in 2018. Growth was primarily due to increased operations in the Panama Canal as well as in ports and the telecommunications sector. Mining activities increased by 3.1% in 2018 compared to 2017, representing 1.8% of GDP in 2018. Growth in mining activities was primarily due to an increase in the demand for raw materials for the construction industry.

The construction sector grew by 3.2% in 2018 compared to 2017, representing 16.6% of GDP. Growth in the construction sector was primarily due to the execution of public and private projects. Decreased growth in the construction sector was due to a major construction strike that took place during the second quarter. The financial intermediation sector grew by 3.2% in 2018 compared to 2017, representing 7.3% of GDP. Growth in the financial intermediation sector was attributable mainly to banking activity.

The manufacturing sector grew by 1.5% in 2018 compared to 2017, representing 5.2% of GDP in 2018. Growth in the manufacturing sector was primarily due to an increase in the production of meat and meat products. The agricultural sector grew by 3.3% in 2018 compared to 2017, representing 2.0% of GDP in 2018. Growth in the agricultural sector was primarily due to an increase in the production of rice and sugar cane. The fisheries sector decreased by 2.2% in 2018 compared to 2017, representing 0.4% of GDP in 2018. The decrease in the fisheries sector was primarily due to a decrease in the export of shrimp and frozen and fresh fish. The commerce, hotels and restaurants sector grew by 2.7% in 2018 compared to 2017, representing 20.2% of GDP in 2017. Growth in the commerce, hotels and restaurants sector was primarily due to an increase in sales of fuels, food, tobacco and beverages.

The Central Government’s current savings in 2018 registered a surplus of U.S.$1,725.1 million (2.7% of nominal GDP) compared to a surplus of U.S.$1,839.9 million in 2017 (3.0% of nominal GDP). The Government’s overall deficit increased to U.S.$2,071.3 million in 2018 (3.2% of nominal GDP) from U.S.$1,942.2 million in 2017 (3.1% of nominal GDP). In 2018, Panama’s non-financial public sector balance registered a deficit of U.S.$1,858.5 million (2.9% of nominal GDP), an increase from a deficit of U.S.$1,160.2 million (1.9% of nominal GDP) in 2017.

Economic Performance in 2019—In 2019, Panama’s preliminary GDP growth was 3.0%, compared to 3.7% in 2018. Inflation, as measured by the average CPI with base year 2013, was (0.4)% in 2019, compared to 0.8% in 2018. The unemployment rate increased from 6.0% in 2018 to 7.1% in 2019.

The transportation, storage and communications sector grew by 6.8% in 2019 compared to 2018, representing 14.2% of GDP in 2019. Growth was primarily due to increased operations in the Panama Canal as well as increased activity in ports and in air and ground transportation. Mining activities increased by 45.4% in 2019 compared to 2018, representing 2.5% of GDP in 2019. Growth in mining activities was primarily due to an increase in the mining of copper and the production of copper concentrates.

The construction sector grew by 0.1% in 2019 compared to 2018, representing 16.2% of GDP. Growth in the construction sector was primarily due to the completion of public and private infrastructure projects. The financial intermediation sector grew by 3.3% in 2019 compared to 2019, representing 7.3% of GDP. Growth in the financial intermediation sector was attributable mainly to increased banking activity.

The manufacturing sector decreased by 1.5% in 2019 compared to 2018, representing 5.0% of GDP in 2019. The decrease in the manufacturing sector was primarily due to a decrease in the production of meat and fish products. The agricultural sector grew by 7.9% in 2019 compared to 2018, representing 2.0% of GDP in 2019. Growth in the agricultural sector was primarily due to an increase in the production of rice, bananas and melons. The fisheries sector decreased by 25.1% in 2019 compared to 2018, representing 0.3% of GDP in 2019. The decrease in the fisheries sector was primarily due to a decrease in the catch and export of shrimp and frozen and fresh fish. The commerce, hotels and restaurants sector grew by 2.1% in 2019 compared to 2018, representing 20.0% of GDP in 2019. Growth in the commerce, hotels and restaurants sector was primarily due to an increase in sales of fuel, food, tobacco and beverages.

The Central Government’s current savings in 2019 registered a surplus of U.S.$1,007.0 million (1.5% of nominal GDP) compared to a surplus of U.S.$1,725.1 million in 2018 (2.7% of nominal GDP). The Government’s overall deficit increased to U.S.$2,504.8 million in 2019 (3.8% of nominal GDP) from U.S.$2,071.3 million in 2018 (3.2% of nominal GDP). In 2019, Panama’s non-financial public sector balance registered a deficit of U.S.$2,100.7 million (3.1% of nominal GDP), an increase from a deficit of U.S.$1,858.5 million (2.9% of nominal GDP) in 2018.

The Government has entered into various turnkey and deferred payment contracts with multiyear completion and payment schedules. Under Panamanian law, the contracts must receive priority over other capital expenditures in the preparation of the budget. The contracts include certain infrastructure projects, such as highways, hospitals, national security infrastructure and sports facilities. According to Panamanian law, the amount of the government’s total commitments under these contracts must be included in the Republic’s budget for the year in which each payment is due and they are not categorized as debt instruments. As of June 2020, the total estimated amount of payments scheduled under outstanding turnkey and deferred payment contracts from 2020 to 2022 was approximately U.S.$646.8 million, down from U.S.$723.5 million in May 2019.

The following table sets forth Panama’s principal price indicators for each of the years 2015 through 2019:

TABLE NO. 2

Inflation

(percentage change from previous period) (1)

	2015	2016	2017	2018	2019
Annual Percentage Change:
Consumer Price Index	0.2%	0.7%	0.9%	0.8%	(0.4)
Wholesale Price Index:	(5.7)	(0.8)	—	—	—
Imports	(12.0)	(2.4)	—	—	—
Industrial products	(0.4)	(0.1)	—	—	—
Agricultural products	6.1	2.8	—	—	—

(1)	The CPI inflation base year is 2013

Note: Totals may differ due to rounding.

Source: Office of the Comptroller General.

The following tables set forth Panama’s GDP, including sectoral origin (in dollars and as a percentage of GDP) and percentage change from 2015 to 2019:

TABLE NO. 3

Gross Domestic Product

	2015 (R)	2016 (R)	2017 (P)	2018 (E)	2019 (E)
Gross Domestic Product in chained volume measure (millions of dollars)(1)	$36,376.3	$38,178.2	$40,315.8	$41,804.3	$43,061.1
% Change over Previous Year	5.7%	5.0%	5.6%	3.7%	3.0%
Gross Domestic Product in nominal prices (millions of dollars)	$54,091.7	$57,907.7	$62,219.0	$65,128.2	$66,800.8
% Change over Previous Year	8.4%	7.1%	7.4%	4.7%	2.6%

Note: Totals may differ due to rounding.

(R)	Revised figures.
(P)	Preliminary figures.
(E)	Estimated figures.
(1)	Figures are based on 2007 constant dollars.

Source: Office of the Comptroller General.

TABLE NO. 4

Sectoral Origin of Gross Domestic Product

(in millions of dollars)(1)

	2015 (R)	2016 (R)	2017 (P)	2018 (E)	2019 (E)
Primary Activities:
Agriculture	$753.8	$780.6	$789.8	$815.5	$880.1
Fisheries	181.2	161.0	162.1	158.6	118.8
Mining	614.9	664.9	718.6	741.1	1,077.8
Total	$1,549.9	$1,606.4	$1,670.5	$1,715.2	$2,076.7
Industrial Activities:
Manufacturing	$2,060.8	$2,084.5	$2,139.4	$2,170.5	$2,138.0
Construction	5,762.8	6,226.5	6,744.2	6,958.2	6,964.1
Total	$7,823.6	$8,311.0	$8,883.5	$9,128.7	$9,102.1
Services:
Public utilities	$1,406.0	$1,549.0	$1,662.6	$1,704.8	$1,791.4
Commerce, restaurants and hotels	7,657.9	7,950.2	8,224.6	8,448.1	8,626.5
Transportation, storage and communications	4,733.3	4,820.4	5,368.3	5,723.7	6,110.8
Financial intermediation	2,621.0	2,811.4	2,937.6	3,032.4	3,132.5
Real estate	5,034.3	5,210.9	5,347.0	5,479.5	5,569.4
Public administration	1,093.2	1,245.0	1,393.6	1,487.1	1,601.0
Other services	2,892.9	3,042.1	3,154.8	3,409.9	3,544.7
Total	$25,438.6	$26,629.1	$28,088.6	$29,285.6	$30,376.4
Plus Import Taxes(2)	1,596.4	1,692.3	1,763.9	1,811.0	1,785.1
Less Imputed Banking Services	—	—	—	—	—
Gross Domestic Product in chained volume measure(3)	$36,376.3	$38,178.2	$40,315.8	$41,804.3	$43,061.1

Note: Totals may differ due to rounding.

(R)	Revised figures.
(P)	Preliminary figures.
(E)	Estimated figures.
(1)	Figures are based on 2007 constant dollars and include the Central Government, CSS and consolidated agencies. Figures do not include the PCA or CFZ.
(2)	Including value-added tax.
(3)

The discrepancy between each total and the sum of its components is due to statistical differences originating from utilization of moving base price structures, in accordance with the suggested methodology from the SNA 1993.

Source: Office of the Comptroller General.

TABLE NO. 5

Percentage Change from Prior Year for

Sectoral Origin of Gross Domestic Product (percentage change)(1)

	2015 (R)	2016 (R)	2017 (P)	2018 (E)	2019 (E)
Primary Activities:
Agriculture	0.8%	3.6%	1.2%	3.3%	7.9%
Fisheries	(2.7)%	(11.1)%	0.6%	(2.2)%	(25.1)%
Mining	10.0%	8.1%	8.1%	3.1%	45.4%
Total	3.8%	3.6%	4.0%	2.7%	21.1%
Industrial Activities:
Manufacturing	3.4%	1.1%	2.6%	1.5%	(1.5)%
Construction	13.9%	8.0%	8.3%	3.2%	0.1%
Total	10.9%	6.2%	6.9%	2.8%	(0.3)%
Services:(2)
Public utilities	10.3%	10.2%	7.3%	2.5%	5.1%
Commerce, restaurants and hotels	3.2%	3.8%	3.5%	2.7%	2.1%
Transportation, storage and communications	2.7%	1.8%	11.4%	6.6%	6.8%
Financial intermediation	7.6%	7.3%	4.5%	3.2%	3.3%
Real estate	4.2%	3.5%	2.6%	2.5%	1.6%
Public administration	5.8%	13.9%	11.9%	6.7%	7.7%
Other services	4.6%	5.2%	3.7%	8.1%	4.0%
Total	4.4%	4.7%	5.5%	4.3%	3.7%
Plus Import Taxes(3)	4.0%	6.0%	4.2%	2.7%	(1.4)%
Less Imputed Banking Services	—	—	—	—	—
Gross Domestic Product in chained volume measure	5.7%	5.0%	5.6%	3.7%	3.0%

Note: Totals may differ due to rounding.

(R)	Revised figures.
(P)	Preliminary figures.
(E)	Estimated figures.
(1)	Figures are based on 2007 constant dollars.
(2)	Panama Canal and CFZ figures are not based on 2007 constant dollars and are therefore not included in this table.
(3)	Including value-added tax.

Source: Office of the Comptroller General

TABLE NO. 6

Sectoral Origin of Gross Domestic Product

(as percentage of GDP)(1)

	2015 (R)	2016 (R)	2017 (P)	2018 (E)	2019 (E)
Primary Activities:
Agriculture	2.1%	2.0%	2.0%	2.0%	2.0%
Fisheries	0.5%	0.4%	0.4%	0.4%	0.3%
Mining	1.7%	1.7%	1.8%	1.8%	2.5%
Total	4.3%	4.2%	4.1%	4.1%	4.8%
Industrial Activities:
Manufacturing	5.7%	5.5%	5.3%	5.2%	5.0%
Construction	15.8%	16.3%	16.7%	16.6%	16.2%
Total	21.5%	21.8%	22.0%	21.8%	21.1%
Services (2)
Public utilities	3.9%	4.1%	4.1%	4.1%	4.2%
Commerce, restaurants and hotels	21.1%	20.8%	20.4%	20.2%	20.0%
Transportation, storage and communications	13.0%	12.6%	13.3%	13.7%	14.2%
Financial intermediation	7.2%	7.4%	7.3%	7.3%	7.3%
Real estate	13.8%	13.6%	13.3%	13.1%	12.9%
Public administration	3.0%	3.3%	3.5%	3.6%	3.7%
Other services	8.0%	8.0%	7.8%	8.2%	8.2%
Total	69.9%	69.7%	69.7%	70.1%	70.5%
Plus Import Taxes(3)	4.4%	4.4%	4.4%	4.3%	4.1%
Less Imputed Banking Services	—%	—%	—%	—%	—%
Gross Domestic Product in chained volume measure(4)	100.0%	100.0%	100.0%	100.0%	100.0%

Note: Totals may differ due to rounding.

(R)	Revised figures.
(P)	Preliminary figures.
(E)	Estimated figures.
(1)	Figures are based on 2007 constant dollars.
(2)	Including value-added tax.
(3)	Panama Canal and CFZ figures are not based on 2007 constant dollars, thus are not included in this table.
(4)

The discrepancy between each total and the sum of its components is due to statistical differences originating from utilization of moving base price structures, in accordance with the suggested methodology from the SNA 1993.

Source: Office of the Comptroller General.

STRUCTURE OF THE PANAMANIAN ECONOMY

Principal Sectors of the Economy

Service Sector. The Panamanian economy is based primarily on the service sector, which accounted for an average of 70.0% of GDP in chained volume measure from 2015 to 2019. Services include real estate; transportation, storage and communications; commerce, restaurants and hotels; financial intermediation; public administration; the Panama Canal; the CFZ; and public utilities. While the commerce sector, real estate sector and transportation sector represent significant percentages of real GDP (estimated to be 20.0%, 12.9% and 14.2%, respectively, of real GDP in 2019), the Panamanian economy is distinguished by the economic benefits generated by the Panama Canal and the CFZ.

Commerce. Commerce — which includes wholesale and retail activities as well as restaurants and hotels — is the largest component of the service sector and represented an estimated 20.0% of real GDP in 2019, 20.2% of real GDP in 2018, 20.4% of real GDP in 2017, 20.8% of GDP in 2016, and 21.1% of GDP in 2015. In 2019, commerce activities rose 2.1% compared to 2018, in part as a result of increased sales of fuel, food, tobacco and beverages. In 2019, the restaurants and hotels sector decreased 0.2% primarily due to reduced consumption.

Real Estate. The second largest component of the service sector is real estate, which consists of rental income and the imputed rental value of real estate that is occupied but not rented. Real estate represented an estimated 12.9% of GDP in chained volume measure in 2019, 13.1% of GDP in chained volume measure in 2018, 13.3% of GDP in 2017, 13.6% of GDP in 2016, and 13.8% of GDP in 2015.

Transportation and Communications. The transportation and communications sector, which includes ports, airports, rails and telecommunications and is the third largest component of the service sector, has been an important component of the Panamanian economy in recent years. It represented an estimated 14.2% of real GDP in chained volume measure in 2019, 13.7% in 2018, 13.3% of real GDP in 2017, 12.6% of GDP in 2016, and 13.0% in 2015.

Financial Services. The financial services sector represented an estimated 7.3% of GDP in chained volume measure in 2019, 7.3% of GDP in 2018, 7.3% of GDP in 2017, 7.4% of GDP in 2016, and 7.2% of GDP in 2015. An important component of the sector’s contribution to GDP is attributable to the banking sector, which, as of December 2019, consisted of two (2) state-owned banks (BNP and Caja de Ahorros) and 78 private banks. The banking sector includes general license banks, international license banks, and foreign banks with representative offices. As of December 31, 2019, banking sector assets and deposits totaled approximately U.S.$125.0 billion and U.S.$76.5 billion, respectively. See “Financial System”.

Colón Free Zone. The CFZ has become the largest duty-free zone in the Western Hemisphere in terms of commercial activity. As of December 2019, approximately 2,180 companies use the CFZ service facilities for a variety of trading activities. Total imports to the CFZ were U.S.$8.7 billion in 2019, a decrease of 12.9% compared to 2018. Total re-exports in 2019 were U.S.$9.8 billion, a decrease of 9.2% compared to 2018. CFZ value added (implied by the value of re-exports minus the value of imports) increased to an estimated U.S.$1.2 billion in 2019, compared to U.S.$1.1 billion in 2018. See “The Colón Free Zone”.

Panama Canal. In the PCA’s 2019 fiscal year, canal transits decreased to 13,785 transits from 13,795 transits in 2018, while cargo tonnage decreased to 252.4 million long tons from 255.0 million long tons in 2018. According to the PCA, toll revenues for fiscal year 2019 reached U.S.$2,592.0 million, an increase of 4.3% compared to U.S.$2,484.7 million in fiscal year 2018, representing 3.9% of Panama’s estimated GDP for 2019 measured in nominal dollars.

Industrial Sector. After the service sector, the next largest segment of the economy consists of the industrial activities of manufacturing and construction, collectively representing an estimated 21.1% of GDP in chained volume measure in 2019, 21.8% of GDP in chained volume measure in 2018, 22.0% of GDP in 2017, 21.8% of GDP in 2016, and 21.5% of GDP in 2015.

Manufacturing represented an estimated 5.0% of GDP in chained volume measure in 2019, 5.2% of GDP in chained volume measure in 2018, 5.3% of GDP in 2017, 5.5% of GDP in 2016, and 5.7% of GDP in 2015. Manufacturing is principally geared to the production of processed foods and beverages and, to a lesser extent, clothing, chemical products and construction materials for the domestic market. Traditionally, manufacturing industries have been protected by high tariffs and fiscal incentives. In connection with Panama’s accession to the WTO and conclusion of other trade agreements, such protections have decreased significantly. See “Foreign Trade and Balance of Payments—Tariffs and Other Trade Restrictions.” Manufacturing facilities are primarily located in the Panama City and Colón areas, although agricultural processing facilities tend to be located closer to raw materials.

Construction activity increased by 13.9% in 2015 and represented 15.8% of GDP. This was due to the execution of public and private infrastructure projects. Construction activity increased by 8.0% in 2016 and represented 16.3% of GDP. This was due to the continuing execution of public and private infrastructure projects. Construction activity increased by 8.3% in 2017 and represented 16.7% of GDP. This was due to the continuing execution of both public and private infrastructure projects. Construction activity increased by 3.2% in 2018 and represented an estimated 16.6% of GDP. This slowdown in the growth rate was primarily due to a construction worker’s strike that took place during the first half of 2018. Construction activity increased by 0.1% in 2019 and represented an estimated 16.2% of GDP. The slight growth of the sector is the result of the completion of public and private infrastructure projects as well as lower construction of residential and non-residential buildings.

Agriculture, Fisheries and Mining Sector. The agriculture, fisheries and mining sector accounted for an estimated 4.8% of real GDP in 2019, 4.1% of GDP in 2018, 4.1% of GDP in 2017, 4.2% of GDP in 2016, and 4.3% of GDP in 2015. Agriculture and fisheries activities employ a significant percentage of the Panamanian employed workforce, 14.4% in 2019. Principal agricultural products include bananas, fish, shrimp, sugar, coffee, meat, dairy products, tropical fruits, rice, corn and beans. In 2019, the value of agricultural production (which includes fisheries production) is estimated to have increased by 2.6%, after having increased by 2.3% in 2018. In 2019, the value of the mining sector is estimated to have increased by 45.4%, after having increased by 3.1% in 2018, due mainly to the Cobre Panama project, which produced 147,480 tons of copper concentrate and generated gross sales of US$524 million in 2019.

The Panamanian agriculture and fisheries sector has been protected by significant tariff and non-tariff barriers. Agricultural products are controlled principally by the Ministry of Agriculture and the Agricultural Marketing Institute. See “Foreign Trade and Balance of Payments—Tariffs and Other Trade Restrictions.”

The Role of the Government in the Economy

The Government plays a significant role in the economy through, among other means, its ownership of certain public utilities and other enterprises. General Government current expenditures (including the Central Government, Caja de Seguro Social and consolidated agencies, but excluding state-owned financial institutions and interest payments) totaled U.S.$9.6 billion in 2019. The Government also has a significant impact on the economy through various statutory and other governmental initiatives, including enforcement of a labor code, subsidies and tariff policies.

The following table sets forth summary financial information on principal public sector businesses for fiscal year 2019:

TABLE NO. 7

Selected State-Owned Enterprises(1)

2019 Financial Statistics(2)

(in millions of dollars)

	Total Assets	Capital and Reserves	Gross Revenues	Net Income	Dividends Paid to the Government
Banco Nacional de Panamá (banking)	$10,823.4	901.5	391.0	168.6	79.2
Instituto de Acueductos y Alcantarillados Nacionales (“IDAAN”) (water)	1,769.3	1,511.9	141.7	(139.9)	0.0
Empresa Nacional de Autopistas (“ENA”) (highway)	$990.7	275.2	170.4	36.3	0.0
Empresa de Transmisión Eléctrica (“ETESA”) (electric transmission)	$1,024.4	345.6	131.8	23.2	0.0
Metro de Panama, S.A. (railway)	$4,663.9	3,900.2	(25.4)	(85.7)	0.0
Aeropuerto Internacional de Tocumen (“AITSA”) (airport)	$2,168.8	514.4	258.9	78.0	20.0

Note: Totals may differ due to rounding.

(1)	All enterprises are 100% owned by the Government.
(2)	For fiscal year ended December 31, 2019.

Sources: BNP IDAAN, ENA, ETESA, Metro de Panama and AITSA.

In May 1995, the Government created the Development Trust Fund pursuant to Law No. 20 to hold and manage the proceeds generated by most privatizations. Pursuant to the law establishing the Development Trust Fund, the proceeds earned by investments from the monies in the Development Trust Fund were to be used mainly for investment in social development programs and not for financing general Government expenditures. The Development Trust Fund has ceased to exist and the assets of the Development Trust Fund were transferred to the FAP. See “The Panamanian Economy —Reforms and Development Programs —Social Development.”

In June 2012, the Government created the FAP pursuant to Law No. 38 of 2012. As of June 2020, interim financial reports by BNP, fiduciary of the fund, show total assets of the fund totaling U.S.$1.5 billion. Audited financial statements show total assets of the fund as U.S.$1.5 billion and U.S.$1.4 billion as of December 31, 2019 and December 31, 2018, respectively. As of December 31, 2017, audited financial statements showed total assets of the fund totaling U.S.$1.4 billion, compared to total assets of U.S.$1.4 billion as of December 31, 2016. The FAP Technical Secretariat has invested part of the principal of the FAP with international asset managers. As of December 31, 2019, the international asset managers had U.S.$1.3 billion under management. See “The Panamanian Economy —Reforms and Development Programs —Social Development” for more information regarding the FAP.

Public Sector Enterprises

Electric Power. Created in 1969, Instituto de Recursos Hidráulicos y de Electrificación (“IRHE”) was the autonomous state entity having exclusive control of the electricity sector in Panama. Since the privatization of IRHE in 1998, the successors to the assets and liabilities of IRHE have set their own rates, which are subject to review by the Autoridad Nacional de los Servicios Públicos (“ASEP”).

Pursuant to legislation authorizing the restructuring and privatization of IRHE, the company was split into nine corporate entities with 100% of the stock of each entity owned initially by the Government. These entities included three hydroelectric generating companies, one thermoelectric generating company, four distribution companies and a transmission company, as successors to the assets and liabilities of IRHE under the privatization scheme. Following completion of the restructuring, a public bidding process commenced to sell 51% (or more) of the stock in each of the thermoelectric and distribution companies and up to 49% of the hydroelectric companies. The law provided that up to 10% of the stock of each company would be made available for the benefit of employees. In 1998 and 1999, 51% of the stock of three IRHE distribution companies, 49% of the stock of the hydroelectric generating companies and 51% of the stock of the thermoelectric generating company were sold. Pursuant to Panamanian law, the transmission company, Empresa de Transmisión Eléctrica, S.A. (“ETESA”), remains 100% state-owned. In 2019, the Government received U.S.$79.4 million of dividends from its shares in electricity companies.

ETESA is authorized by the ASEP to provide high tension electric energy transmission service to the general public under a concession contract that is valid until 2025 and that can be extended by ETESA. ETESA offers use of the transmission network with open access and regulated fees. ETESA’s electric transmission system consists of transmission lines of 230 kV and 115 kV. As of 2019, the total length of the 230 kV lines was 3,090.6 km in double circuit lines and 94.6 km in simple circuit lines, while the total length of the 115 kV lines was 155.6 km in double circuit lines and 151.3 km in simple circuit lines. On May 2, 2019, ETESA issued U.S.$500,000,000 aggregate principal amount of its 5.125% Global Bonds due 2049 used to repay short-term debt of the same amount.

Panama currently has high electricity rates (an average of 18.66 cents per kilowatt hour as of December 31, 2019), and demand for electricity in 2019 increased at an estimated average rate of 0.6% from 2018. As of December 31, 2019, Panama had an installed generating base of 3,853.9 megawatts (“MW”), of which 1,791.5 MW (46.5%) were hydroelectric, 1,597.8 MW (41.5%) were thermoelectric, 270.0 MW (7.0%) were wind power and 194.6 MW (5.1%) were photovoltaic power. Panama’s electricity consumption is nearing maximum production capacity and electricity supply is subject to interruption due to climatic conditions that can reduce hydroelectric generation. In 2015, total energy generation in the wholesale market increased 5.8% to 9,519.94 GWh, of which 66% was hydroelectric, 32% thermoelectric and 2% from renewable sources. In 2016, total energy generation in the wholesale market increased 10.9% to 10,564.67 GWh, of which 61% was hydroelectric, 33% thermoelectric and 6% from renewable sources. In 2017, total energy generation in the wholesale market increased 4.4% and Panama registered gross generation of 11,028.40 GWh, of which 65% was hydroelectric, 29% thermoelectric and 6% from renewable sources. In 2018, total energy generation in the wholesale market decreased 22.4% and Panama registered gross generation of 8,555.92 GWh, of which 67% was hydroelectric, 24% thermoelectric and 9% from renewable sources. In 2019, total energy generation in the wholesale market increased 26.3% and Panama registered gross generation of 10,807.36 GWh, of which 46.3% was hydroelectric, 44.7% thermoelectric and 9.0% from renewable sources.

In May 2016, construction of the first electricity generation plant in Central America based on liquefied natural gas commenced on Telfers Island, in the province of Colón. The project represents an investment of U.S.$1,150 million and is expected to add 381 MW to the country’s energy matrix as part of the National Energy Plan 2015-2050 and to include a regasification terminal with a storage capacity of 180,000 m3. The plan also contemplates the possibility of converting Panama into a distribution hub for liquefied natural gas for the region. On August 17, 2018, the plant was inaugurated.

Telecommunications. INTEL, S.A. (“INTEL”) was the state-owned telecommunications company with a monopoly over local and long distance landline service. In 1997, the then Ministry of the Treasury auctioned 49% of INTEL’s stock. Cable & Wireless of the United Kingdom won the public auction by bidding U.S.$652 million for the shares. INTEL was subsequently renamed Cable & Wireless (Panamá) S.A. (“C&W Panama”). Although Cable & Wireless Communications plc, is not a majority owner of C&W Panama, it has operational and managerial control of C&W Panama. The Republic retains 49% of the shares of C&W Panama, and the remaining 2% of the shares of C&W Panama are held in a trust fund for C&W Panama’s unionized employees. INTEL was historically profitable and regularly paid dividends in the pre-1996 period, but dividends decreased significantly following privatization, in part because Panama holds only 49% of the shares of C&W Panama. On May 16, 2016, Liberty Global plc completed its acquisition of Cable & Wireless Communications plc. Cable & Wireless Communications

plc was delisted from the London Stock Exchange on that date and subsequently re-registered as a private limited company. On May 20, 2016, Cable & Wireless Communications plc converted into Cable & Wireless Communications Limited. To conform with the accounting procedures of Liberty Global plc, C&W Panama changed its fiscal year end from March 31 to December 31, effective for the fiscal year 2016.

For the company’s fiscal year ended March 31, 2015, C&W Panama paid U.S.$38.8 million in dividends to the Central Government. For the company’s fiscal year ended March 31, 2016, C&W Panama paid approximately U.S.$39.6 million in dividends to the Central Government. For the company’s fiscal year ended December 31, 2016, C&W Panama paid U.S.$39.6 million in dividends to the Central Government. For the company’s fiscal year ended December 31, 2017, C&W Panama paid U.S.$26.5 million in dividends to the Central Government. For the company’s fiscal year ended December 31, 2018, C&W Panama paid U.S.$19.4 million in dividends to the Central Government. For the company’s fiscal year ended December 31, 2019, C&W Panama paid U.S.$30.3 million in dividends to the Central Government.

In its fiscal year ended March 31, 2015, C&W Panama experienced a 10.0% increase in sales compared to its fiscal year ended March 31, 2014, driven by the acquisition in September 2014 of Grupo Sonitel, which operates subsidiaries that provide information technology and telecommunications services to business and government customers. In its fiscal year ended March 31, 2015, C&W Panama experienced a 1.4% increase in income from broadband service compared to its fiscal year ended March 31, 2014. In its fiscal year ended March 31, 2016, C&W Panama experienced a 2.0% increase in revenue compared to its fiscal year ended March 31, 2015, driven by growth in mobile data revenue. In its fiscal year ended December 31, 2016, C&W Panama experienced a 1.0% increase in revenue in the period of April to December, driven by growth in mobile data revenue and the launch of its Master service. In its fiscal year ended December 31, 2017, C&W Panama experienced a 34% increase in revenue compared to the same period in 2016, driven by growth in mobile revenues and product subscription from ongoing services. In its fiscal year ended December 31, 2018, C&W Panama experienced a 0.5% increase in revenue compared to the period from April to December 2017, driven by growth in mobile revenues and product subscription from ongoing services. In its fiscal year ended December 31, 2019, C&W Panama experienced a 2.4% increase in revenue compared to the same period in 2018, driven by higher broadband internet and video RGUs.

As of December 31, 2019, the telecommunications market comprised approximately 217 operating companies and 744 companies authorized to operate telecommunication concessions. As of December 31, 2019 there were approximately 741,269 telephone lines in the country with an estimated line penetration rate of 17.6 lines per 100 inhabitants. As of December 31, 2019, there were approximately 5.6 million active cellular telephone lines.

Water. The national water and sewage utility is IDAAN, which serves approximately 97% of the population for which it is responsible (which constitutes 74.1% of the total population) through its 57 water purification plants, 2 filtration galleries, 179 pumping stations, and 545 underground sources. Inefficiency in IDAAN’s operations and management, combined with leakage, has led to an estimated unaccounted-for water rate of 38.9%. Unlike INTEL and IRHE, which had generally paid dividends to the Government on an annual basis prior to privatization and required no Government funding, IDAAN has required periodic transfer payments from the Government to meet its operating and capital expenses.

In August 2017, the Cabinet approved the creation of the Empresa Pública de Saneamiento de Panamá, S.A. (“EPSA”), with the objective of providing the population with a better sewage and sanitation service. The new public enterprise will be organized based on the programs and experiences of the Panama Sanitation Program and the Panama City and Panama Bay Sanitation program. On February 27, 2019, the Infrastructure Commission of the National Assembly approved Bill No. 519 which authorizes EPSA’s creation, although the National Assembly has not yet approved the bill in plenary session. On September 4, 2020, the Panama Sanitation Program met virtually to evaluate the bids for the wastewater treatment project for the Las Lajas and Santa Rita collectors and the Rogelio Sinán subcollector.

Air Transportation. Law No. 23 of January 29, 2003 prescribes the regulatory framework for the administration of Panama’s airports and airdromes and establishes that the companies covered by it will be autonomous, but 100% of shares shall be owned by the state and non-transferable.

Tocumen International Airport, which was inaugurated in 1947, was under the administration of the Civil Aviation Authority until 2003. After the implementation of Law No. 23 of 2003, the new administrative structure led to the creation of the Aeropuerto Internacional de Tocumen, S.A. (“AITSA”), an autonomous company whose shares are 100% owned by the state. Tocumen International Airport plays a fundamental role within the national airport system and the logistics network of the country. In 2015, Tocumen International Airport handled a total of 13.4 million passengers and had 41 airlines in operation. In 2016, Tocumen International Airport handled a total of 14.7 million passengers and had 40 airlines in operation. In 2017, Tocumen International Airport handled a total of 15.6 million passengers and had 40 airlines in operation. In 2018, Tocumen International Airport handled a total of 16.2 million passengers and had 39 airlines in operation. In 2018, AITSA paid approximately U.S.$30.0 million in dividends to the Central Government. In 2019, Tocumen International Airport handled a total of 16.6 million passengers and had 67 airlines in operation. In 2019, AITSA paid approximately U.S.$20.0 million in dividends to the Central Government.

Road Transportation. The national highway company is ENA, which was created by Law No. 76 of November 15, 2010, as a private company whose shares are 100% owned by the state. ENA’s main activity is the acquisition of shares from companies to which the state has granted concessions for the construction, conservation, maintenance and management of roads and highways. Through ENA’s subsidiaries ENA Sur, S.A., ENA Norte, S.A., and ENA Este, S.A., the company operates the Corredor Norte, Corredor Sur and Corredor Este toll roads.

Ports. The Panama Maritime Authority owns and controls most of Panama’s ports. A number of Panama’s ports have been privatized through the grant of concessions.

The Manzanillo International Terminal (“MIT”) is a container port located at the former United States military base at Coco Solo and is managed and operated by a joint venture formed between Stevedoring Services of America and Motores Internacionales, S.A. In 2015, MIT handled approximately 2.00 million TEUs of cargo and containers, compared to approximately 2.07 million TEUs in 2014. In 2016, MIT handled approximately 1.83 million TEUs of cargo and containers, compared to approximately 2.00 million TEUs in 2015. In 2017, MIT handled approximately 1.88 million TEUs of cargo and containers, compared to approximately 1.83 million TEUs in 2016. In 2018, MIT handled approximately 2.23 million TEUs of cargo and containers, compared to approximately 1.88 million TEUs in 2017. In 2019, MIT handled approximately 2.54 million TEUs of cargo and containers, compared to approximately 2.23 million TEUs in 2018.

Evergreen International, S.A. (“Evergreen”), a subsidiary of the Evergreen Group of Taiwan, manages and operates the container port in Colón. The initial investment was U.S.$80 million and Evergreen began operations in the fourth quarter of 1997. In 2015, the container port in Colón moved approximately 789,663 TEUs of cargo and containers. In 2016, the container port in Colón moved approximately 632,845 TEUs of cargo and containers. In 2017, the container port in Colón moved approximately 701,516 TEUs of cargo and containers. In 2018, the container port in Colón moved approximately 816,373 TEUs of cargo and containers. In 2019, the container port in Colón moved approximately 784,252 TEUs of cargo and containers.

The Panama Ports Company (“PPC”), a subsidiary of Hutchinson Whampoa, Ltd. of Hong Kong, operates the principal existing ports at Balboa and Cristobal at the entrances to the Panama Canal. Annual payments to the Government under a renewable 25-year concession, granted in 1996, were set at approximately U.S.$22.2 million plus 10.0% of revenues. In addition, an initial upfront grant to the Government of 10.0% of the shares in the operating company was required under the concession. In June 2002, Panama agreed to forego the U.S.$22.2 million annual rental payments in view of Hutchinson Whampoa’s investments in terminal expansion, but in September 2005, the Torrijos administration overturned the decision. On October 18, 2005, PPC paid the Government U.S.$102 million in back fees and initiated an expansion of the Port of Cristobal, which is part of its U.S.$1.0 billion ports expansion program. PPC has already invested approximately U.S.$500 million in the expansion of maritime operations of both ports. As of December 31, 2015, the wharf of the container terminal at Port Balboa spanned 182 hectares and there were 108 gantry cranes, while the wharf at the Port of Cristobal spanned 143 hectares and there were 60 gantry cranes. As of December 31, 2016, the wharf of the container terminal at Port Balboa spanned 182 hectares and there were 108 gantry cranes, while the wharf at the Port of Cristobal spanned 143 hectares and there were 60 gantry cranes. As of December 31, 2017, the wharf of the container terminal at Port Balboa spanned 182 hectares and there were 108 gantry cranes, while the wharf at the Port of Cristobal spanned 143 hectares and there were 60 gantry cranes. As of December 31, 2018, the wharf of the container terminal at Port Balboa spanned 182 hectares and there were 108 gantry cranes, while the wharf at the Port of Cristobal spanned 143 hectares and there were 60 gantry cranes. As of December 31, 2019, the wharf of the container terminal at Port Balboa spanned 182 hectares and there were 108 gantry cranes, while the wharf at the Port of Cristobal spanned 143 hectares and there were 60 gantry cranes.

Banking. The public banking sector consists of two institutions: BNP and Caja de Ahorros (a savings bank). By law, the Government is responsible for the liabilities of these institutions. BNP is the country’s largest deposit-taking financial institution and Caja de Ahorros is among the largest deposit-taking financial institutions. Collectively, they had approximately 17.9% of deposits and 14.5% of assets in the national banking system as of December 31, 2019. As of December 31, 2019, the Government had not announced any plans to privatize these financial institutions. The Panamanian public sector includes two other significant financial institutions that are not part of the banking sector: Banco de Desarrollo Agropecuario and Banco Hipotecario Nacional. See “Financial System—The Banking System—Public Sector Banking Institutions”.

Other Privatizations

Under a privatization law that governs the privatization program for various state-owned entities other than the ports, IRHE, IDAAN and INTEL, the privatization of public enterprises may be effected by any of the following means: (i) transforming state enterprises into regular stock corporations and subsequently selling all of their shares to the private sector; (ii) transforming state enterprises into mixed capital companies whose capital is divided between the Government and the private sector, and in which the Government retains a minority participation; (iii) selling operating concessions; or (iv) leasing or selling the assets of the public enterprises. Such privatization provides the Republic with non-tax revenue. In 2009, ASEP carried out a public bid to award two concessions to provide personal communications services in Panama. On May 14, 2008 in Cabinet Resolutions No. 66 and No. 67, the ASEP awarded Claro Panamá S.A. (“Claro”) and Digicel Panamá S.A (“Digicel”) contracts to provide personal communications services in the Republic. Claro’s contract was awarded for U.S.$73.1 million and Digicel’s for U.S.$86.0 million. On August 19, 2010, ASEP received presentations from companies seeking to manage a new project, known at Portabilidad Numérica, which allows cell phone users to change service providers while keeping their cell phone numbers.

In August 2013, Law No. 48 was approved, which modified Law No. 38 of 2012, which created the FAP. The amendment establishes that funds resulting from future sales of government-owned companies will be accumulated in the FAP and may only be used to finance reconstruction efforts for damage caused by natural disasters when such damage represents at least 0.5% of nominal GDP or more. According to the FAP’s accumulation rule, amended by Law 51 of 2018, every year, 50% of the contributions from the Panama Canal to the Treasury exceeding 2.5% of GDP for 2018 and 2019 and 2.25% from 2020 onwards will be transferred to the FAP.

THE PANAMA CANAL

General

Following Panama’s declaration of independence from Colombia, Panama ratified the Hay/Bunau-Varilla Treaty with the United States on December 2, 1903. Under the terms of the treaty, Panama ceded to the United States the Canal Zone, a ten-mile wide strip of Panama’s territory, to build, operate, maintain and protect an interoceanic canal across the isthmus, in return for annual payments. The Panama Canal is approximately 50 miles from the Atlantic to Pacific . The former Canal Zone encompassed a land area of 94,385 hectares (364 square miles) and a water surface of 45,594 hectares (176 square miles) and included military bases, ports, airports, schools, hospitals and housing units.

The Panama Canal plays a significant role in the Panamanian economy. In the PCA’s 2019 fiscal year ending on September 30, 2019, Canal transits decreased to 13,785 from 13,795 in fiscal year 2018, while cargo tonnage in fiscal year 2019 decreased to 252.4 million long tons from 255.0 million long tons in fiscal year 2018. According to the PCA, toll revenues for fiscal year 2019 reached U.S.$2,592.0, an increase of 4.3% compared to U.S.$2,485.0 million in fiscal year 2018.

On average, from the Canal’s fiscal year 2015 to the fiscal year 2019, transits through the Canal increased by 0.5% and cargo tonnage increased by 2.5%. Factors such as the development of alternative land routes and the increasing size of vessels that can transit through the Canal have contributed to the decrease in the number of vessels required to transport cargo between 2015 and 2019. On average, from fiscal year 2015 to fiscal year 2019, toll revenues have increased by 6.5% per annum, primarily due to an increase in toll rates. During fiscal year 2019, the PCA had a surplus of approximately U.S.$1,495.8 million, an increase of 10.5% compared to U.S.$1,353.4 million in 2018.

As of September 30, 2019, the Canal’s total work force (which includes temporary and permanent employees) was 9,701. Of the 2019 total work force, 7,495 were permanent workers and 2,206 were temporary workers.

The following table sets forth the Canal’s statistical and financial information for fiscal years 2015 through 2019 (each ended on September 30):

TABLE NO. 8

Panama Canal Principal Statistics

Fiscal Year	Number of Transits	Tolls (millions of U.S. dollars)	Long Tons of Cargo (millions)
2015	13,874	$1,994.0	$229.1
2016	13,114	$1,933.0	$204.7
2017	13,548	$2,238.0	$241.0
2018	13,795	$2,485.0	$255.1
2019	13,785	$2,592.0	$252.4

Source: Panama Canal Authority.

The Panama Canal Treaty of 1977

In September 1977, the governments of Panama and the United States signed two treaties with regard to the Canal, both effective as of October 1, 1979. The first treaty, known as the Panama Canal Treaty of 1977, terminated all prior treaties between the United States and Panama concerning the Canal and abolished the Canal Zone. The Panama Canal Treaty of 1977 also granted the United States the right to continue to manage, operate and maintain the Canal until the expiration of the treaty on December 31, 1999, at which time Panama assumed full responsibility for the Canal and its facilities. The second treaty, known as the 1977 Treaty Concerning the Permanent Neutrality and Operation of the Panama Canal, committed Panama and the United States to continue to protect the Canal and to ensure its permanent neutrality beyond the expiration of the Panama Canal Treaty of 1977. Pursuant to the Panama Canal Treaty of 1977, the United States gradually transferred former Canal Zone land and facilities to Panama beginning in 1979. On December 31, 1999, Panama acquired full title to the Canal from the United States.

The Panama Canal Commission, Panama Canal Expansion Project and Panama Canal Authority

The Panama Canal Commission

The Panama Canal Treaty of 1977 dissolved the former Panama Canal Company and established the Panama Canal Commission (“PCC”), a bi-national agency of the executive branch of the United States government responsible for managing and operating the Canal until the expiration of the Panama Canal Treaty on December 31, 1999, when Panama assumed full responsibility for the Canal. Following the transfer of the Canal to Panama on December 31, 1999, the PCC was closed. The PCC was supervised by a nine-member Board of Directors. Five members were nationals of the United States and four were Panamanian citizens nominated by the Panamanian Government and approved by the United States government. From 1990 to 1999, the Administrator of the PCC was a Panamanian. The PCC’s primary mission was to service world shipping by operating the Canal in an efficient and orderly manner, while also ensuring the smooth and orderly transfer of the Canal to Panama on December 31, 1999.

Pursuant to the Panama Canal Treaty of 1977, the Canal was expected to be operated by the PCC on a not-for-profit basis, with its income not to exceed its costs. The PCC was expected to recover through tolls and other revenues all costs of operations, maintenance and Canal improvements. The PCC’s operation of the Canal was conducted on a self-financing basis. The PCC independently set the Canal’s tolls.

The PCC’s long-term investment planning was designed to ensure that a reliable and efficient service would be continually provided and would be based primarily on future traffic projections. Investment was financed with PCC’s resources derived from toll and other revenues. In the 1980s, the Canal typically operated at close to capacity in terms of numbers of transits, and the PCC’s decided to increase capacity to avoid backlog and permit overhaul work. Hence, the PCC (and later, the PCA, which assumed management of the Canal from the PCC on December 31, 1999) planned and undertook several major Canal improvement projects, including the widening of the Canal’s Atlantic entrance; the widening of the Gaillard Cut (the narrowest point in the Canal) to permit two-way traffic; and the overhaul of the Gatun, Miraflores, and Pedro Miguel locks. In November 2001, the PCA completed the widening of the Gaillard Cut, a project that the PCC had begun in 1992 and which cost approximately U.S.$232.3 million. Other major maintenance programs, such as the overhaul of the locks, were successfully completed. The PCA initiated the deepening of Gatun Lake and the Gaillard Cut in 2002, and completed the project in September 2009 for approximately U.S.$113.6 million.

The Panama Canal Expansion Project

The Assembly approved a canal expansion plan on July 14, 2006, which was approved in a national referendum on October 22, 2006. The expansion plan included Pacific locks, water supply improvements, Atlantic Locks, waterway improvements, and improvement of access channels for new locks and existing navigational channels. The plan provided that the project would be funded entirely by the PCA, either with its own resources or from borrowing to be repaid with its own resources and not with resources of the Republic. The PCA would obtain a portion of these resources through an increase in tolls. Water-saving basins would be built alongside the new locks, which would reuse 60% of the water in each transit.

On June 26, 2016, a third set of canal locks, which resulted from the Panama Canal expansion program, started operations. These locks are located at the Atlantic Ocean and Pacific Ocean entrances to the Canal and allow for the passage of larger neopanamax vessels with a cargo capacity of approximately 14,000 TEU. Each of the new complexes of locks consists of three chambers, nine water reutilization basins, a side filling and emptying system and a redundant system with eight rolling gates. The chambers measure 55 meters wide, 427 meters long and 18.3 meters deep.

According to the PCA, as of September 30, 2016, 224 neopanamax ships had traversed the expanded Canal, including ships carrying liquid natural gas and liquid petroleum gas. One official incident had been registered as of September 30, 2016, which had not led to any claims on behalf of the ship. On September 5, 2017, the PCA announced its objective to increase the number of daily scheduled transits by neopanamax vessels from six to seven as of December 1, 2017, and then to reach eight daily scheduled transits by neopanamax vessels in early 2018. The additional slot began being offered on September 26, 2017 through a special competition based on the regulations of the PCA.

According to the PCA, as of September 30, 2019, approximately 2,854 neopanamax vessels had transited the locks of Cocolí, on the Pacific side of the canal, and Agua Clara, on the Atlantic side of the canal. Approximately 47% were container ships, 25% carriers of liquefied petroleum gas and 14% liquefied natural gas vessels. The remaining 15% were cruise ships, tankers, vehicle carriers, chemical tankers and bulk ships.

In December 2008, the PCA signed a U.S.$2.3 billion agreement with five multilateral and development organizations to finance the Canal’s expansion project, which was estimated to cost approximately U.S.$5.25 billion. The Japan Bank for International Cooperation (“JBIC”), the European Investment Bank (“EIB”), the IADB, the CAF and the International Finance Corporation (“IFC”) agreed to provide approximately U.S.$800 million, U.S.$500 million, U.S.$400 million, U.S.$300 million and U.S.$300 million, respectively, in financing to the PCA. By September 2014, the PCA had received the full U.S.$2.3 billion disbursement. The remaining funds for the expansion project derived from the capital market and the Canal’s regular business operations, including the implementation of toll increases. To reduce the risk of a toll increase causing lower demand, the PCA employed a three-year phase-in period designed to generate the appropriate cash flows needed to finance a significant portion of the expansion program. On September 24, 2015 the PCA issued U.S.$450 million of bonds due 2035 to contribute to the financing of the construction of the Atlantic bridge. As of September 30, 2017, the PCA had allocated approximately U.S.$4.3 billion of internal funding for the expansion project.

In July 2009, the construction of the third set of locks was awarded to the Grupo Unidos por el Canal (“GUPCSA”) consortium, composed of Sacyr Vallehermoso, S.A. (“Sacyr”), Impregilo S.p.A., Jan de Nul n.v., and Constructora Urbana, S.A., for a total base price of approximately U.S.$3.1 billion. Pursuant to the contract for construction of the third set of locks, disputes may be submitted to a Dispute Adjudication Board (“DAB”), whose determinations may be challenged under the International Chamber of Commerce (“ICC”) Rules of Arbitration. As of March 2017, claims by GUPCSA against the PCA totaled U.S.$6.06 billion. These claims are in different stages of the dispute resolution process established under the contract.

In 2014, during construction of the third set of locks, work was suspended for almost two months because of a contractual dispute involving U.S.$1.6 billion in cost overruns and a DAB resolution that extended the construction period by 176 days. The agreement establishing a framework for resolving the dispute did not change the total cost of the project, and construction resumed. On March 17, 2015, the PCA submitted a request for ICC arbitration to challenge a DAB resolution, issued in December 2014, that had awarded the contractor a 176-day extension to complete the project and compensation of U.S.$233.2 million plus interest; the contractor filed a request for ICC arbitration to challenge the same DAB resolution, which had not awarded its claim for a 265-day extension and compensation of U.S.$463.9 million. In the ICC arbitration proceeding, GUPCSA claimed a total of U.S.$577.1 million, while the PCA petitioned for a return of the U.S.$233.2 million plus interest that the PCA had paid pursuant to the DAB decision of December 2014. On December 12, 2018 the ICC ruled that GUPCSA had to pay advances totaling U.S.$847.6 million. As of March 3, 2019, U.S.$547.9 million had been refunded by GUPCSA, while U.S.$299.6 million remained outstanding. As of June 24, 2019, GUPCSA completed the three-year maintenance contract with the PCA in the Expanded Canal. Maintenance activity has since been taken over by the PCA internal locks management division.

Other legal disputes have arisen between the PCA and the consortium of contractors concerning certain construction projects for the expansion of the Canal. As of September 2015, the PCA had received claims totaling approximately U.S.$3,480.8 million from GUPCSA relating to alleged cost overruns in the Canal expansion project. For instance, with respect to a dispute concerning a temporary cofferdam at the Pacific entrance, after the DAB had denied claims by GUPCSA totaling U.S.$138.0 million, GUPCSA submitted this dispute to ICC arbitration in December 2013 and increased its claims to U.S.$218.2 million as of September 2015. The ICC tribunal issued a decision in July 2017 that dismissed each claim concerning the temporary cofferdam, while also awarding to the PCA more than U.S.$22.9 million in costs and expenses from the arbitration proceeding. Another GUPCSA claim, totaling U.S.$898.0 million and concerning an alleged interruption and delay, is being assessed by the PCA. Other GUPCSA claims for an aggregate amount of U.S.$92.0 million were denied by the PCA. Some of these claims may be submitted by GUPCSA to the DAB.

In January 2016, the DAB issued two decisions regarding certain claims by GUPCSA. One of the DAB decisions denied all claims presented by GUPCSA in respect of labor costs and benefits arising from an agreement between the Panamanian Chamber of Construction and a construction workers union. In the second DAB decision, GUPCSA claimed labor costs associated with time extensions granted in previous decisions on claims concerning concrete, basalt and a strike by members of a construction union based on a contractual clause pertaining to scaling of manual labor costs; the DAB awarded GUPCSA U.S.$24.6 million on this claim, which the PCA paid to GUPCSA pursuant to PCA Acuerdo No. 290 of March 10, 2016. In July 2016, the DAB issued three decisions. In one decision, the DAB denied claims by GUPCSA for U.S.$99.0 million and a 76-day contract extension in connection with additional costs that resulted from allegedly unforeseeable and adverse conditions in the Pacific Site. In the two other decisions, the DAB awarded U.S.$6.4 million and U.S.$0.4 million for claims based on certain laboratories and the drainage of certain lagoons. In six other decisions issued in 2016, the DAB recognized U.S.$56.6 million of claims by GUPCSA, which had petitioned for U.S.$119.0 million in the six disputes; the PCA reserved its right to submit these DAB decisions to ICC arbitration. In December 2016, the PCA received from GUPCSA two new requests for ICC arbitration with claims totaling U.S.$2.4 billion; GUPCSA subsequently instituted the two arbitrations with the ICC.

In January 2017, the DAB issued a ruling on a claim by GUPCSA for U.S.$114.0 million based on cost overruns related to the quality and quantity of basalt, the availability of sites for disposal of excavated material and the physical conditions in the area where the water basins were built. The DAB’s ruling recognized U.S.$4.0 million of the claim, due to physical conditions of the water basin area, while the other components of the claims were denied. In July 2017, an ICC arbitral tribunal issued a decision dismissing each claim concerning a temporary cofferdam, which had totaled U.S.$218 million, while also awarding to the PCA more than U.S.$22.9 million in costs and expenses from the arbitration proceeding. As of September 30, 2018, GUPCSA had filed 119 claims, of which 41 have been resolved. The total amount of the claims for the third set of locks was U.S.$5,852 million and the PCA had paid U.S.$378 million.

As of September 30, 2019, two of the arbitrations filed by GUPCSA and its shareholders (other than Constructora Urbana, S.A., or “CUSA”) against the PCA—arbitration No. 1 of the Cofferdam and arbitration No. 5 of the Advance Payments—concluded with arbitration awards in favor of the PCA. Additionally, three other arbitrations filed by GUPCSA remain in process, with total claim amounts of up to U.S.$3.2 billion. The amount of these claims will be confirmed when GUPCSA files its Statements of Claim. The foregoing constitutes the PCA’s contingent liability arising from GUPCSA’s claims in relation to the Third Set of Locks. No funds have been provisioned for this contingent liability.

The Panama Canal expansion program originally was scheduled to start operations by year-end 2014, with the third set of locks to be completed by November 2014. On November 13, 2014, the PCA delivered a notice of claim to the GUPCSA with respect to the work that would be completed after the November 2014 deadline. The PCA asserted that GUPCSA is liable for U.S.$300,000 for each day of delay, counting from the original contractually agreed deadline to the project completion date, up to a maximum amount of U.S.$54,600,000.

In a letter dated July 16, 2015, Salini-Impregilo S.p.A. submitted a Notice of Dispute pursuant to a treaty between Italy and Panama for the promotion and protection of investments. Salini-Impregilo claimed that actions and omissions by the Republic had affected its rights under the investment treaty with respect to the design and construction of the third set of locks of the Panama Canal, and that it should be compensated for damages that it estimated to exceed U.S.$2.2 billion. In 2020, having had little success in ICC arbitrations against the PCA, Salini-Impregilo S.p.A., now known as Webuild S.p.A., filed a formal request for arbitration against the Republic of Panama at the International Centre for Settlement of Investment Disputes, claiming more than U.S.$2.2 billion in damages.

In August 2018, Sacyr filed a request for arbitration against the Republic of Panama pursuant to the UNCITRAL Arbitration Rules and the bilateral investment treaty between Spain and Panama. Sacyr, without specifying a claim amount, alleged that the Republic did not protect Sacyr’s investment with respect to the Canal expansion program.

The Panama Canal Authority

Recognizing the importance of the Canal to Panama, the Government took a number of actions to ensure that the Canal would continue to operate efficiently following its reversion to Panama in 1999. A 1994 Constitutional amendment created the PCA, an autonomous public entity which assumed management of the Canal from the PCC on December 31, 1999. The PCA’s annual budget must be prepared in accordance with a three-year financial plan and submitted for approval by the Cabinet and the Assembly. Under the terms of the 1994 amendment, this budget is not included in the budget of the Central Government. The revised public-sector accounting practices used to calculate the non-financial public sector results do not consolidate the net financial results of the PCA with the Government’s own non-financial public-sector results.

As was the case with the PCC, the PCA makes annual payments to the Central Government based upon the amount of tonnage that transits the Canal. By law, the rate (as measured on a per ton basis) for such payments may not be set at a level that will generate lower payments than those paid to Panama by the Panama Canal Commission on December 31, 1999. In addition, the PCA transfers to the Central Government any net surpluses generated by the Canal after covering the funds for the investment program and the necessary reserves. The PCA is exempt from paying any tax, duty, fee, charge or contribution, of a national or municipal nature, with the exception of social security, educational insurance, professional risks and fees for public services. In fiscal year 2015, the PCA had a surplus of approximately U.S.$1,360.8 million, an increase of 2.7% from 2014. In fiscal year 2016, the PCA had a surplus of approximately U.S.$1,163.4 million, a decrease of 14.5% compared to U.S.$1,360.8 million in 2015. In fiscal year 2017, the PCA had a surplus of approximately U.S.$1,198.6 million, an increase of 3.0% compared to U.S.$1,163.4 million in 2016. In fiscal year 2018, the PCA had a surplus of approximately U.S.$1,353.4 million, an increase of 12.9% compared to U.S.$1,198.6 million in 2017. In 2018, the PCA transferred U.S.$1,702.8 million in contributions to the Central Government. In fiscal year 2019, the PCA had a surplus of approximately U.S.$1,495.8 million, an increase of 10.5% compared to U.S.$1,353.4 million in 2018. In 2019, the PCA transferred U.S.$1,786.4 million in contributions to the Central Government. Based on discussions with industry representatives, shipping lines, Government representatives and an internal analysis, the PCA decided in 2010 not to proceed with a toll adjustment, in part due to the global economic slowdown. Instead, the PCA determined that the new toll adjustment would take effect on January 1, 2011 for all segments other than PC/UMS tolls for reefers, which took effect on April 1, 2011. The second toll adjustment became effective on October 1, 2012, and the third toll adjustment became effective in October 2013.

On August 3, 2015, the Assembly approved the PCA’s budget for its fiscal year ending September 30, 2016, allocating U.S.$146.2 million to the Canal’s investment program and U.S.$72.0 million to the Canal’s modernization program. On August 29, 2016, the Assembly approved the PCA’s budget for its fiscal year ending on September 30, 2017. This budget assumed an increase of 10.6% in transit revenues and an increase of 8.9% in total operating income and projects that dividends payable to the Central Government for fiscal year 2017 would increase by 72.4%, from U.S.$662 million budgeted for the 2016 fiscal year to U.S.$1,141 million budgeted for the 2017 fiscal year. On September 28, 2017, the Assembly approved the PCA’s budget for its fiscal year ending on September 30, 2018. This budget assumed an increase of 3.9% in transit revenues and an increase of 6.0% in total operating income and projected that dividends to the Central Government at the end of the year would increase by 3.2% from U.S.$1,141 million budgeted for the 2017 fiscal year to U.S.$1,178 million budgeted for the 2018 fiscal year. On August 22, 2018, the Assembly approved the PCA’s budget for its fiscal year ending on September 30, 2019. This budget assumed an increase of 7.6% in transit revenues and an increase of 6.6% in total operating income and projected that dividends to the Central Government at the end of the year would increase by 3.6% from U.S.$1,178 million budgeted for the 2018 fiscal year to U.S.$1,220 million budgeted for the 2019 fiscal year. On

September 26, 2019, the National Assembly approved the PCA’s budget for its fiscal year ending on September 30, 2020. This budget assumed an increase of 6.3% in transit revenues and an increase of 2.9% in total operating income compared to those budgeted for the 2019 fiscal year. The budget projected dividends to the Central Government at the end of the year would increase by 3.6% from U.S.$1,221 million budgeted for the 2019 fiscal year to U.S.$1,265 million budgeted for the 2020 fiscal year.

For the 2019 fiscal year, the PCA paid to the Central Government U.S.$1,786.4 million in dividends, an increase of 4.9% compared to U.S.$1,702.8 million in dividends that the PCA paid to the Central Government for the 2018 fiscal year. For the 2018 fiscal year, the PCA paid to the Central Government U.S.$1,199.1 million of dividends, an increase of 0.4% compared to U.S.$1,193.8 million of dividends that the PCA paid to the Central Government for the 2017 fiscal year. For the 2017 fiscal year, the PCA paid to the Central Government U.S.$1,193.8 million of dividends, an increase of 89.3% compared to U.S.$630.8 million of dividends that the PCA paid to the Central Government for the 2016 fiscal year. For the 2015, fiscal year, the PCA transferred to the Central Government U.S.$649.6 million in dividends.

For the 2019 fiscal year, the PCA paid to the Central Government U.S.$534.5 million from tolls and services, an increase of 6.1% compared to U.S.$503.7 million for the 2018 fiscal year. For the 2018 fiscal year, the PCA paid to the Central Government U.S.$503.7 million from tolls and services, an increase of 10.3% compared to U.S.$456.6 million for the 2017 fiscal year. For the 2017 fiscal year, the PCA paid to the Central Government U.S. $456.6 million from tolls and services, an increase of 19.4% compared to U.S$382.3 million for the 2016 fiscal year. For the 2015 fiscal year, the PCA paid to the Central Government U.S.$393.8 million from tolls and services.

On August 7, 2015, the PCA announced a one-half foot reduction of the maximum draft for ships to transit the Panama Canal, due to low rainfall resulting from the El Niño weather pattern. By August 28, 2015, however, the PCA suspended this measure as a result of increased rainfall and other measures. Nevertheless, if droughts recur and alter the water level of Gatun Lake or Alajuela Lake, restrictions on permissible draft levels may be issued.

In April 2016, Cabinet Resolution No. 36 approving a new toll structure took effect. The revised toll structure affected charges for all segments of the market, except the category of domestic maritime conglomerate. The revised tolls applied to traffic on the ordinary channel, as well as traffic using the third set of locks that opened in June 2016. The revised tolls structure also modified rules for tolls and measurements for the segments of containerships, dry bulk, bulk liquid (tankers and gas tankers), car carriers and ro-ro (roll-on, roll-off) and created a segment for ships carrying liquefied natural gas.

In August 2017, the Cabinet Council approved modifications to the Canal toll structure, pursuant to recommendations from the PCA Board of Directors. The approved adjustments applied to all market segments and took effect on October 1, 2017. For the container carrier segment, the revised tolls structure offered reduced rates on containers that are loaded on their return trip; this opportunity is be available to neopanamax vessels taking round-trip passages through the Canal, provided that: (1) the vessel has a use rate of at least 70% in the northern transit, and (2) the time between north and south transit does not exceed twenty-eight days. The revised structure also modified tolls for ships carrying liquefied natural gas or liquefied petroleum gas. In addition, “container ships / loose cargo in bulk” were reclassified from the “other” segment to the “general cargo” segment, which is expected to result, typically, in lower rates for clients in this category.

In July 2015, the Panama Canal launched an environmental recognition program, “Green Connection,” to recognize clients that demonstrate excellent environmental management and to encourage others to implement technologies and standards that reduce emissions. The program includes an Environmental Premium Ranking and a Green Connection Award. As of September 2019, the PCA implemented a program capable of registering carbon emission gases of vessels transiting the Canal. Since its inauguration in 1914, the Panama Canal has helped reduce over 750 million tons of CO2 emissions. Because of its shorter travel distance and larger vessel capacity, it is projected that the Expanded Canal will reduce 160 million tons of CO2 emissions in the next 10 years.

The PCA administers the “Bridge over the Panama Canal in the Atlantic Sector Project,” which was authorized by Law 28 of July 17, 2006 and consists of the design and construction of a concrete vehicular bridge and access roads, with a total length of approximately 4,605 meters and four lanes, in the province of Colón. The project contemplates a connection from the western on-ramp of the new bridge with an existing road commonly known as “Costa Abajo de Colon” and includes a bridge over the Chagres river, downstream of the Gatún landfill. As of September 30, 2019, the PCA had awarded U.S.$624.4 million in contracts for the project, including a U.S.$456.4 million contract with Puente Atlántico, S.A. for construction of the bridge over the Panama Canal.

Reversion of the Former Canal Zone Properties

In 1993, the Government established the Interoceanic Region Authority (“ARI”) to assist with the orderly transfer of the Canal and the former Canal Zone. ARI was an autonomous Government agency charged with integrating the former Canal Zone properties and resources into the Panamanian economy to enhance the country’s economic and social development. To this end, ARI was responsible for administering and managing the former Canal Zone areas (other than the Canal itself) after their reversion to Panamanian control. On December 27, 2005, the Cabinet issued Cabinet Resolution No. 108 transferring ARI’s functions and responsibilities to the Ministry of Economy and Finance. On January 1, 2006, the Ministry of Economy and Finance began overseeing the integration of former Canal Zone properties and resources into the Panamanian economy. In May 2006, ARI’s name was changed to the Administrative Unit of Reverted Properties (Unidad Administrativa de Bienes Revertidos) (“UABR”) by Executive Decree No. 67 dated May 25, 2006. Proceeds from the sale of the reverted properties were to be transferred to the Development Trust Fund. From September 2004 to June 2012, contributions to the Development Trust Fund from the UABR amounted to approximately U.S.$144.0 million. However, once the FAP was created in June 2012, contributions from the sale of reverted properties have been transferred to the National Treasury for payment of current expenditures.

Other Trans-Isthmus Transportation

The dimensions of the expanded Canal permit much of the world’s commercial maritime fleet to transit. However, certain classes of ships, principally the largest capacity tankers and container ships, are too large to transit the expanded Canal. This limitation, combined with the fact that the Canal has generally operated at capacity in terms of units, has caused the exploration of other trans-isthmus modes of transportation as a means of connecting the Atlantic and Pacific. For instance, a railway was constructed in the former Canal Zone, an oil pipeline was constructed outside the former Canal Zone, and toll highways were constructed to connect Panama City and Colón. Construction of a liquefied natural gas (“LNG”) terminal commenced in May 2016.

Railway. In February 1998, Panama granted a renewable 25-year concession to the Panama Canal Railway Co., a joint venture between two United States corporations, Kansas City Southern Industries, Inc. and MI-JACK Products, Inc., to renovate and reopen the trans-isthmus railway, principally to connect the container ship ports on both coasts. Under the terms of this concession, the Panama Canal Railway Co. is required to pay to the Government 5.0% of its gross revenue until it recovers its initial investment; after recovery of its initial investment, the Panama Canal Railway Co. will be required to pay the Government 10.0% of its gross revenue. As of September 2014, the Government has been receiving a 5.0% payment of the railway’s gross revenue.

Passenger and container transport services were initiated in 2001. In 2011, the railway moved approximately 1.4 million TEUs, an increase of 181.5 thousand TEUs as compared to 2010. In 2012, the railway moved approximately 1.3 million TEUs, a decrease of 115.5 thousand TEUs as compared to the same period in 2011. In 2013, the railway moved approximately 1.2 million TEUs, a decrease of 30 thousand TEUs as compared to the same period in 2012. In 2014, the railway moved approximately 1.3 million TEUs, an increase of 63 thousand TEUs compared to the same period of 2013.

Oil Pipeline. The trans-isthmus oil pipeline, completed in 1982, was constructed because the world’s largest oil tankers could not transit the Panama Canal. The pipeline operated in an eastward direction, in large part to service the market for Alaskan crude oil shipments to oil refineries on the east coast of the United States. On November 28, 1995, the United States Congress rescinded the ban on the exportation of Alaskan crude oil, thereby allowing the export of Alaskan crude oil to Asia and eliminating the need to transport Alaskan crude oil to the east coast of the United States by means of the trans-isthmus oil pipeline. In June 1995, the Government signed a contract with Petroterminales de Panamá S.A. (a joint venture between the Government and Northville Industries Corp.) allowing Petroterminales de Panamá S.A. to expand the pipeline’s terminal ports at Chiriquí Grande on the Caribbean and Puerto Armuelles on the Pacific into general cargo ports until 2016. On March 9, 2016, the Cabinet issued Cabinet Resolution No. 29 authorizing a 20-year extension of the contract. The Pacific and Atlantic terminals are connected by a 131-kilometer (approximately 81-mile) pipeline. Since the completion of a pipeline reversal project in August 2009, oil has been pumped from the Atlantic to the Pacific Terminal. The pipeline has a pumping capacity of approximately 800,000 barrels per day.

Toll Road. In 1994, Panama granted a concession to Proyectos y Construcciones, S.A. (“PYCSA”), a Mexican consortium, for construction of the Madden-Colón highway, a trans-isthmus toll road between Panama City and Colón. The first of a total of two sections of this road was completed in May 1999. In January 2007, the Government approved the transfer of the concession from PYCSA to Odebrecht, a Brazilian construction company, which then transferred the concession to Concesionaria Madden-Colón (“CMC”), one of its Panamanian subsidiaries. Odebrecht built and completed the first phase of the toll road from Madden to Quebrada López at a total cost of approximately U.S.$299.6 million. In April 2009, the first phase of the Madden-Colón Highway became operational under the maintenance and administration of CMC, and the operation of the highway has been continuous and uninterrupted, and has generated toll payments. In July 2012, the second phase of the Madden-Colón highway connecting Quebrada López to Cuatro Altos was completed following an investment of approximately U.S.$213.6 million.

During the first quarter of 2011, the Government created ENA to provide the financing for, and to acquire ownership of, the Corredor Sur and Corredor Norte toll highways in Panama. In August 2011, ENA acquired Corredor Sur and issued and placed U.S.$395.0 million in bonds to finance the acquisition of the toll road. The Government contributed U.S.$50 million to ENA in connection with the purchase. The transaction was finalized on August 24, 2011. In 2012, ENA entered into agreements for the acquisition of Phases I and IIA and the Panama-Madden segments of Corredor Norte, for a purchase price of U.S.$647 million. ENA issued U.S.$600 million in bonds and the Government contributed approximately U.S.$76.2 million in connection with the purchase. The transaction closed in October 2012. In February 2013, ENA Este S.A., a subsidiary of ENA, acquired the concessions for Phase IIB, also referred to as ENA Este. ENA Este is an expansion of Corredor Norte that will connect with the Panamerican Highway, itself a continuation of Corredor Sur, and is intended mainly for purposes of commuting, with an expectation that 90% of the traffic will consist of automobiles. Principal construction began in March 2012 and was completed in November 2015. The government did not contribute directly to the construction of the road. In October 2012, the concession was transferred from ENA Este to the ENA Este Trust, which issued U.S.$212.0 million senior secured notes in March 2014 as part of the financing for construction of the road.

Liquefied Natural Gas. On June 26, 2015, the United States Trade and Development Agency (“USTDA”) awarded a grant to the PCA to support the planning of an LNG import terminal to take advantage of the Panama Canal expansion project. Following the completion of a USTDA-funded feasibility study, construction of the first electricity generation plant in Central America based on liquefied natural gas commenced in May 2016 on Telfers Island, in the province of Colón. The project represents an investment of U.S.$1,150 million and adds 381 MW to the country’s energy matrix as part of the National Energy Plan 2015-2050. The project also includes a regasification terminal with a storage capacity of 180,000 m3. The project opens the possibility of converting Panama into a distribution hub for liquefied natural gas for the region. On August 17, 2018, the plant was inaugurated.

THE COLÓN FREE ZONE

The CFZ was created by the Panamanian Government in 1948 to take advantage of Panama’s unique geographic location and to boost trading activity in the province of Colón. The CFZ, located at the Atlantic entrance of the Panama Canal, has developed into the largest duty-free zone in the Western Hemisphere in terms of commercial activity. As of December 31, 2019, approximately 2,180 companies used the CFZ service facilities for a variety of trading activities.

In addition to being exempt from tariffs and duties, companies operating in the CFZ enjoy preferential tax treatment. In the past, the income of CFZ companies was taxed at graduated rates from 2.5% to 8.5%. Under the Ley de Universalización de Incentivos Tributarios a la Producción, such income was to be taxed at a flat 15%. However, significant protests, including a refusal by some CFZ companies to pay taxes, resulted in the elimination of all taxes on international operations income for CFZ companies effective January 1, 1997.

The CFZ’s major competitors are free trade zones in the United States (Miami), Chile (Iquique), Aruba, Curaçao and Uruguay. Traditionally, the CFZ has enjoyed several competitive advantages over certain of its competitors, including the CFZ’s use of the U.S. dollar as legal tender, the absence of restrictions on capital movements and access to frequently traveled land, air and sea routes. Global and regional trends in trade patterns and capital liberalization, however, have narrowed several of these competitive advantages and affect the CFZ’s prospects for continued rapid growth.

Law No. 8 of April 4, 2016 provided a new framework for the CFZ, replacing Decree-Law No. 18 of 1948, which previously regulated the CFZ. Among other changes, the law provided for (a) an anti-money laundering/combating the financing of terrorism regime for the CFZ; (b) several revisions to the tax code, including exemptions from valued added tax in certain circumstances and providing for the Panamanian tax authority to communicate collection efforts through e-mail, phone, SMS text messaging and social networks; (c) reduction of the rate of the annual operation notice tax (from 1% to 0.5% on capital within the band of U.S.$100 to U.S.$50,000), which applies also to other free trade zones in Panama; (d) modifications to the activities that businesses may conduct within the CFZ, including services related to aviation, services by data centers and storage of digital information, international sale of goods through e-commerce, multi-modal services, services to individuals or entities located outside Panama and any other activity permitted by the duly authorized board of directors of the CFZ and (e) establishment of an immigration regime for foreign workers and foreign investors in the CFZ.

The CFZ has a significant impact on the Panamanian economy. From 2015 through 2019, it contributed an average of 5.5% of GDP. The value of goods passing through the CFZ is considerable, particularly in relation to the Panamanian economy as a whole. In 2015, total imports to the CFZ were estimated at U.S.$10.4 billion, a decrease from U.S.$11.1 billion in 2014, while total re-exports were U.S.$11.4 billion, a decrease from U.S.$13.0 billion in 2014. By contrast, Panama’s non-CFZ, merchandise exports were estimated at U.S.$695.1 million in 2015, while non-CFZ merchandise imports were estimated at U.S.$11.6 billion in 2015. In 2016, total imports to the CFZ were preliminarily estimated at U.S.$9.2 billion, a decrease from U.S.$10.4 billion in 2015, while total re-exports were preliminarily estimated at U.S.$10.4 billion, a decrease from U.S.$11.4 billion in 2015. By contrast, Panama’s non-CFZ, merchandise exports were preliminarily estimated at U.S.$634.8 million in 2016, while non-CFZ merchandise imports were preliminarily estimated at U.S.$11.3 billion in 2016. In 2017, total imports to the CFZ were preliminarily estimated at U.S.$9.2 billion, the same as in 2016, while total re-exports were preliminarily estimated at U.S.$10.4 billion, the same as in 2016. By contrast, Panama’s non-CFZ, merchandise exports were preliminarily estimated at U.S.$659.9 million in 2017, while non-CFZ merchandise imports were preliminarily estimated at U.S.$12.2 billion in 2017. In 2018, total imports to the CFZ were preliminarily estimated at U.S.$9.8 billion, while total re-exports were preliminarily estimated at U.S.$10.8 billion. By contrast, Panama’s non-CFZ, merchandise exports were preliminarily estimated at U.S.$672.3 million in 2018, while non-CFZ merchandise imports were preliminarily estimated at U.S.$12.8 billion in 2018. In 2019, total imports to the CFZ were preliminarily estimated at U.S.$8.7 billion, while total re-exports were preliminarily estimated at U.S.$9.8 billion. By contrast, Panama’s non-CFZ, merchandise exports were preliminarily estimated at U.S.$713.4 million, while non-CFZ merchandise imports were preliminarily estimated at U.S.$12.4 billion in 2019.

In 2015, the activities of the CFZ decreased by 9.5% compared to 2014, reflecting a contribution of 6.1% of GDP. This decrease was primarily attributable to payment issues with Venezuelan importers due to Venezuelan foreign exchange controls and the application of increased tariffs to certain textiles, apparel and footwear by Colombian authorities. In 2016, the activities of the CFZ decreased by 10.1% compared to 2015, reflecting a contribution of 5.4% of GDP. The commercial area of the CFZ experienced declines in commercial activity due to economic and political conditions in the main CFZ trading countries. In 2017, the activities of the CFZ decreased by 0.04% compared to 2016, reflecting a contribution of 5.2% of GDP. The commercial area of the CFZ experienced declines in commercial activity due to economic and political conditions in the main CFZ trading countries. In 2018, the activities of the CFZ increased by 4.8% compared to 2017, reflecting a contribution of 5.4% of GDP. The commercial area of the CFZ experienced growth in commercial activity, mainly in the sectors of footwear, electronics and medicine. In 2019, the activities of the CFZ decreased by 10.3% compared to 2018, reflecting a contribution of 3.5% of GDP. The commercial area of the CFZ experienced a contraction as a result of a decrease in commercial activity in the region.

On April 6, 2016, the government published Law No. 7 as part of an initiative to revitalize the CFZ. In accordance with this law, Panamanian residents are permitted, every six months, to buy up to U.S.$1,000 of tax-free merchandise for personal use. Also, the law provides incentives for infrastructure and enterprise investments in the CFZ, including certain tax exemptions.

Diplomatic and trade disputes with countries in the region have affected the CFZ. On March 6, 2014, Venezuela’s President Nicolas Maduro announced that Venezuela would break diplomatic and economic relations with Panama after Panama sought a meeting with regional diplomats in the OAS to discuss protests taking place in Venezuela. As a consequence, there were delays to the resolution of a series of overdue payments for the importation of goods into Venezuela from Panama’s CFZ; the overdue debts had resulted in part from exchange controls implemented by the Venezuelan National Center for Foreign Commerce (CENCOEX, formerly CADIVI), restricting the availability of U.S. dollars to Venezuelan importers. Estimates of the amount owed by Venezuelan companies range from U.S.$0.5 billion to U.S.$2.0 billion. Resolution of claims by Panamanian exporters will likely involve a protracted process. Diplomatic relations between both countries were restored as of July 8, 2014. In October 2014, a diplomatic mission, led by the Minister of Commerce and Industry and the Vice Minister of Foreign Affairs, traveled to Venezuela to meet with Venezuelan authorities regarding outstanding debts owed to CFZ reexporters and Copa Airlines. As a result of these meetings, the Binational Technical Commission was reactivated, with the objective of promoting a resolution of this matter. During 2015, Panamanian officials continued to visit Venezuela to advance the process. In 2016, the CFZ and Venezuela agreed to a new methodology to determine the amount due by Venezuelan businesses on accounts payable to their Panamanian counterparts. In accordance with the new methodology, the total amount owed to CFZ reexporters decreased from U.S.$530 million to U.S.$41 million. However, the CFZ Users Association has stated that the new methodology does not properly reflect the outstanding debt, and the original amount of debt remains outstanding.

In January 2013, Colombia imposed supplemental import tariffs on certain textiles, apparel and footwear coming from countries with which no trade agreement with Colombia was in force. In June 2013, Panama lodged a complaint at the WTO against Colombia claiming that the effective import tariff applied to those products was higher than the maximum allowed under WTO agreements. In November 2015, a WTO panel issued a report in which it concluded that the Colombian measures were inconsistent with WTO agreements. In a report dated May 12, 2016, the WTO Appellate Body rejected Colombia’s appeal and recommended that Colombia bring its tariffs into conformity with Colombia’s WTO obligations. In a notice dated September 6, 2017, the WTO Secretariat announced that panels had been composed to examine whether subsequent measures taken by Colombia were in conformity with its WTO obligations and to examine whether Panama may suspend the application of WTO concessions and other obligations in the amount of U.S.$210.0 million in respect of services, intellectual property, and the Multilateral Agreements on Trade in Goods. On October 2018, the WTO concluded that the tariff measures applied by Colombia to the Panamanian re-exports of footwear and textiles did not violate the regulations of the organization. In November 2018, the Ministry of Commerce and Industry, representing the Government of Panama, filed an appeal against the WTO’s decision. On January 15, 2019, the WTO issued a statement informing that it would not be able to issue its appeal report after the expiration of the 60-day period provided for in Article 17.5 of the Dispute Settlement Understanding (DSU), nor within the 90-day period provided for in paragraph 5 of Article 17 of the DSU, due to administrative procedure of the appellate body. The Appellate Body advised that the DSB would be informing the parties as soon as it knows more precisely when the division can schedule the hearing on this appeal. See “Foreign Trade and Balance of Payments— Composition of Foreign Trade”.

In December 2019, the Government worked out an arrangement for the payment of a debt of U.S.$83.4 million owed by the CFZ to the National Bank of Panama. The CFZ, in turn, will pay the Government approximately U.S.$12.5 million per year until the obligation is fully satisfied. The payment of these obligations is part of a financial strategy executed by the Government to organize and improve the public finances and to revive the economy and employment in Panama.

EMPLOYMENT AND LABOR

Labor Force

As of August 2019, Panama’s labor force was preliminarily estimated at 2,067 million people (an increase from 1,987 million people in 2018), which represented approximately 66.5% of the total working age population.

As of August 2019, the service segment (principally consisting of real estate, commerce and tourism, public administration, the Panama Canal, banking, the CFZ and public utilities, employed 67.9% of the employed labor force, compared to 14.4% for the primary sector (consisting of agriculture and fisheries) and 17.7% for the industrial sector (principally consisting of manufacturing, mining and construction). As of August 2018, the service segment employed 67.0% of the employed labor force, compared to 14.2% for the primary sector and 18.8% for the industrial sector.

In 2015, the unemployment rate increased to 5.1% due to the completion of major projects, such as the third set of locks of the Panama Canal and Metro Line 1, and a decline in sales by companies operating in CFZ. In 2016, the unemployment rate increased to 5.5% as a result of a deceleration in GDP growth. As of August 2017, the unemployment rate increased to 6.1% mainly due to an increase in informal employment and a lower growth in labor intensive sectors. As of August 2018, the unemployment rate was 6.0%, a 0.1% decrease compared to August 2017 mainly due to increased employment in mining and quarrying. As of August 2019, the unemployment rate was 7.1%, a 1.1% increase compared to August 2018, mainly due to slower economic growth.

Historically, Panama’s unemployment rate has been influenced by the service-oriented nature of the economy, which is not labor intensive. Previous administrations introduced programs aimed at reducing unemployment, including Government-sponsored job fairs, training programs for those entering the work force for the first time, and policies to stimulate foreign trade and investment and to enhance education. Since 2009, the Government has sought to stimulate employment through long-term investment in infrastructure projects. Training programs such as My First Job (Mi Primer Empleo) and other similar programs have contributed to reducing unemployment levels; these programs have been executed by the Ministry of Work and Labor Development (Ministerio de Trabajo y Desarrollo Laboral, or “MITRADEL”), The National Institute of Professional and Human Development (El Instituto Nacional de Formación Profesional y Capacitación para el Desarrollo Humano or “INADEH”) and the Micro, Small and Medium Enterprise Authority (AMPYME).

Panamanian private sector workers have the legal right to join unions of their choice, subject to the unions’ registration with the Government. As of August 2019, approximately 32.2% of Panama’s private sector employees were unionized, with the construction industry union being the largest. Unions engage in collective bargaining, primarily involving the negotiation of wages. The law prohibits anti-union discrimination by employers and most workers enjoy the right to strike. Certain public service workers vital to public welfare and security (e.g., police, health, and PCA employees) are not entitled to strike. While there were significant strikes during the economic and political disruptions of the mid-to-late 1980s, the number of strikes in recent years has generally been limited, the most salient exception being in the construction sector in the second quarter of 2018.

The following table sets forth certain labor force and unemployment statistics for the five years ended August 2015 through August 2019:

TABLE NO. 9

Labor Force and Employment

	2015	2016	2017	2018	2019
Total Population(1)	3,975.4	4,037.0	4,098.1	4,158.8	4,218.8
Working-Age Population(1)	2,846.6	2,910.0	2,973.3	3,038.4	3,105.8
Labor Force
Employed(1)	1,733.9	1,770.7	1,785.8	1,868.6	1,920.6
Unemployed(1)	92.3	102.9	116.6	118.3	146.1
Total	1,826.1	1,873.6	1,902.5	1,986.9	2,066.7

	(annual percentage change)
Total Population	1.6%	1.6%	1.5%	1.5%	1.4%
Working-Age Population	2.3%	2.2%	2.2%	2.2%	2.2%
Labor Force
Employed	2.3%	2.1%	0.9%	4.6%	2.8%
Unemployed	7.4%	11.5%	13.3%	1.5%	23.5%
Total	2.5%	2.6%	1.5%	4.4%	4.0%

	(in percent)
Labor Force:
Participation Rate(2)	64.2%	64.4%	64.0%	65.4%	66.5%
Employment Rate(3)	94.9	94.5	94.0	94.0	92.9
Unemployment Rate	5.1	5.5	6.1	6.0	7.1

(1) In thousands
(2) Total labor force as percentage of working-age population.
(3) Employed labor force as percentage of total labor force.

Source: Office of the Comptroller General.

Salaries and Wages

Panamanian labor law provides for a basic minimum wage (starting at U.S.$1.55 per hour as of January 15, 2020, depending upon the worker’s location and economic activity). Workers are also entitled to minimum benefits and working conditions including a cap on hours worked weekly (48 hours/week), specified holidays, vacations, retirement and severance benefits, and health and safety regulations. The Panamanian economy, however, has a substantial informal sector in which workers earn below the minimum wage and do not enjoy many of the benefits required by law. The informal economy, which is estimated to involve approximately one-third of the labor force, includes street vendors, operators and employees of unlicensed businesses and certain other self-employed persons. While overall GDP statistics include economic contributions of the informal sector, the Government has not found it feasible to quantify fully the GDP contribution of this sector.

Although Canal Zone workers have been within the jurisdiction of Panamanian laws since the abolition of the Canal Zone in 1979, numerous treaty provisions and legislative and administrative actions have permitted the former Canal Zone workers who continue to work to be subject to United States wage and labor laws and benefits. Private sector employees rendering services related to the Panama Canal must be paid a significantly higher minimum wage than is applicable in the rest of Panama. PCC employees and civilian employees of the United States military were subject to special labor and social security regimes, depending on their nationality and the date of their original employment. By an amendment to the Constitution adopted in 1994, PCA employees did not have their wages or benefits diminished when the PCA assumed control of the Panama Canal on December 31, 1999.

In 2018, the average monthly wage in all sectors of the Panamanian economy (excluding private enterprise laborers) was U.S.$1,422.0, an increase of 4.7% compared to 2017. In 2017, the average monthly wage in all sectors of the Panamanian economy (excluding private enterprise laborers) was U.S.$1,358.5, an increase of 9.8% compared to 2016. In 2016, the average monthly wage in all sectors of the Panamanian economy (excluding private enterprise laborers) was U.S.$1,237.6, an increase of 11.0% compared to 2015. In 2015 and 2014, average monthly wages in all sectors of the Panamanian economy (excluding private enterprise laborers) increased by 7.0% and 5.6%, respectively.

In 2018, the average monthly wage for Central Government employees was U.S.$1,370.9, an increase of 4.5% compared to 2017. In 2017, the average monthly wage for Central Government employees was U.S.$1,311.2, an increase of 14.6% compared to 2016. In 2016, the average monthly wage for Central Government employees was U.S.$1,143.8, an increase of 8.0% compared to 2015. In 2015 and 2014, the average monthly wage for Central Government employees increased by 9.3% and 8.6%, respectively.

In 2018, the average monthly wage for municipal public sector employees was U.S.$714.1, an increase of 7.1% compared to 2017. In 2017, the average monthly wage for municipal public sector employees was U.S.$666.6, an increase of 4.0% compared to 2016. In 2016, the average monthly wage for municipal public sector employees was U.S.$640.8, an increase of 12.6% compared to 2015. In 2015 and 2014, the average monthly wage for municipal public sector employees increased by 6.2% and 6.7%, respectively.

In 2018, the average banana plantation monthly wage was U.S.$519.8, a decrease of 9.6% compared to 2017. In 2017, the average banana plantation monthly wage was U.S.$575.2, an increase of 10.5% compared to 2016. In 2016, the average banana plantation monthly wage was U.S.$520.7, a decrease of 1.9% compared to 2015. In 2015 and 2014, the average banana plantation monthly wage increased by 6.5% and 14.7%, respectively.

In 2018, the average public sector wage was U.S.$1,445.9, an increase of 4.6% compared to 2017. In 2017, the average public sector wage was U.S.$1,381.9, an increase of 9.8% compared to 2016. In 2016, the average public sector wage was U.S.$1,258.8, an increase of 11.2% compared to 2015. In 2015 and 2014, the average public sector wage increased by 7.0% and 5.5%, respectively.

By law, the minimum wage is subject to review every two years. Executive Decree No. 293 of December 22, 2015 increased the minimum wage by a percentage between 5.8% and 8.6%, to between U.S.$1.46 per hour and U.S.$4.18 per hour, depending on the area of the country, type of economic activity, type of profession and size of the employer company. Executive Decree No. 75 of December 26, 2017, increased the minimum wage by a percentage between 4.8% and 6.5%, to between U.S.$1.53 per hour and U.S.$4.45 per hour, depending on the area of the country, type of economic activity and type of profession and size of the employer company. Executive Decree No. 424 of December 31, 2019, increased the minimum wage to its current levels by a percentage between 1.3% and 4.9%, to between U.S.$1.55 per hour and U.S.$4.67 per hour, depending on the area of the country, type of economic activity and type of profession and size of the employer company.

The following table sets forth a summary of average real monthly wages for the years ended in August 2014 through August 2018:

TABLE NO. 10

Average Real Monthly Wages

	2014	2015	2016	2017	2018
Public Sector:
Central Government	$969.1	$1,058.8	$1,143.8	$1,311.2	$1,370.9
Autonomous agencies	1,009.1	1,097.8	1,193.9	1,254.6	1,352.4
Social Security	1,102.0	1,108.3	1,332.4	1,532.2	1,604.3
Municipalities	536.1	569.2	640.8	666.6	714.1
Public Enterprises	1,645.5	1,750.6	2,013.6	2,011.8	2,049.1
All Public Sector	1,057.8	1,131.9	1,258.8	1,381.9	1,445.9
Private Enterprise
Banana Plantations	498.4	530.6	520.7	575.2	519.8
All Employees	$1,042.1	$1,115.3	$1,237.6	$1,358.5	$1,422.0

	2014	2015	2016	2017	2018
	(annual percentage change)
Public Sector:
Central Government	8.6%	9.3%	8.0%	14.6%	4.6%
Autonomous Agencies	3.1	8.8	8.8	5.1	7.8
Social Security	2.2	0.6	20.2	15.0	4.7
Municipalities	6.7	6.2	12.6	4.0	7.1
Public Enterprises	2.2	6.4	15.0	(0.1)	1.9
All Public Sector	5.5	7.0	11.2	9.8	4.6
Banana Plantations	14.7	6.5	(1.9)	10.5	(9.6)
All Employees	5.6%	7.0%	11.0%	9.8%	4.7%

Note: Totals may differ due to rounding.

Source: Office of the Comptroller General.

Social Security

Social security benefits covering private sector and public sector employees are provided by Caja de Seguro Social (“CSS”), with additional benefits for public sector employees provided through the Complementary Pension Fund for Civil Servants (“CPF”). The main sources of CSS revenue are contributions equal to 22.0% of wages (9.75% paid by employees and 12.25% by employers), Central Government transfers and investment income. In 2019, CSS’s revenues and expenditures amounted to 5.5% and 5.4% of nominal GDP, respectively.

Law No. 51 of 2005 reformed Panama’s social security system. Under Law No. 51 of 2005, effective 2013, employees must contribute to the social security system for 20 years before becoming eligible to receive benefits. Under Law No. 51 of 2005, the current retirement age for men is 62 and 57 for women. However, Law No. 51 of 2005 permits early or delayed retirement within a range of ages, and the specific age at which one retires determines a retiree’s level of benefits. Additionally, Law No. 51 of 2005 increased employer contributions to the social security system from 10.75% to 12.25% and employee contributions from 7.25% to 9.75%. Furthermore, Law No. 51 of 2005 reformed Panama’s social security system by gradually transitioning from a defined benefits system to personal savings accounts. All persons under 35 years of age who at the time the law became effective were covered by the social security system had the option of retaining the defined benefit system or electing to participate in the personal savings accounts.

The CSS provides benefits in the following areas: health, pensions and disability (“IVM”), workers’ compensation and program administration. Demographic trends, such as an aging population and increase in the number of pension beneficiaries, have contributed to a decline in the financial position of IVM.

To provide annual funds to the CSS’s IVM as mandated by Law No. 51 of 2005, Panama, represented by the Ministry of Economy and Finance, executed an Administration and Investment Trust (“IVM Trust”) in September 2008. Pursuant to Law No. 51 of 2005, Panama disbursed U.S.$75.0 million per year to the IVM Trust from 2007 to 2009; U.S.$100.0 million per year from 2010 to 2012; U.S.$140.0 million per year in 2013 and 2014; and is scheduled to continue to disburse U.S.$140.0 million per year until 2060. To cover IVM deficits, CSS requests transfers from the IVM Trust. In 2014, the IVM had a surplus of U.S.$30.3 million. In 2015, the IVM had a surplus of U.S.$70.7 million. In 2016, the IVM had a surplus of U.S.$40.7 million. In 2017, the IVM had a surplus of U.S.$1.8 million. In 2018, the IVM had a deficit of U.S.$48.0 million. In 2019, the IVM had a deficit of U.S.$249.9 million.

The CPF, created in 1975, facilitates payment of pensions to retired public sector employees, including those eligible to receive pensions under certain special laws that generally allow retirement before the CSS’s statutory retirement ages (as of December 31, 2015, 62 for men and 57 for women) with pensions of up to 100% of the most recently earned salary. Some of the special laws date back to the 1930s when the Government began granting benefits to particular categories of public sector employees. Once the statutory retirement age is reached and CSS pensions are received, the special laws provide additional pensions so as to maintain 100% of the most recently earned salary (up to certain maximums).

To finance the CPF’s pension payments, public sector employees contribute 2.0% of their salaries to the CPF and employers pay 0.3% of their employees’ wages to cover the CPF’s administrative costs. Law No. 8 of 1997 reformed the CPF and established the SIACAP, a defined contribution pension plan for most public sector employees. Only public sector employees who retired or were eligible for CPF pensions on or before December 31, 1999 continue to be CPF participants. Other public sector employees were immediately transferred to SIACAP. SIACAP participants have individual accounts funded initially with Government-issued bonds equal to CPF contributions previously made by the participant plus interest at 5.0% per annum since contribution. Subsequent contributions have been made by participants and the Government as a percentage of the participant’s wages. Because SIACAP is a defined contribution plan, the value of future retirement benefits will depend on the assets in an individual’s account, thus eliminating future unfunded pension liability for the CPF for SIACAP participants.

Because SIACAP participants no longer make contributions to the CPF, the CPF has no revenues and will run annual deficits, although its annual deficits will decline as the number of participants falls.

Since its inception in July 2000 through December 31, 2019, SIACAP had received over U.S.$1.6 billion in contributions from its participants. As of December 31, 2019, SIACAP had 487,272 participants and carried a balance of U.S.$773.2 million in contributions from its participants. As of December 31, 2018, SIACAP had 478,084 participants and carried a balance of U.S.$738.1 million in contributions from its participants. As of December 31, 2017, SIACAP had 470,091 participants and carried a balance of U.S.$712.9 million in contributions from its participants. As of December 31, 2016, SIACAP had 457,833 participants and carried a balance of U.S.$683.9 million in contributions from its participants. As of December 31, 2015, SIACAP had 442,741 participants and carried a balance of U.S.$661.4 million in contributions from its participants.

PUBLIC FINANCE

Public finance in Panama is heavily influenced by the U.S. dollar-based monetary arrangements in place since 1904. The lack of a printed national currency and the general absence of domestic budgetary financing through the banking system, except to a limited extent, have imposed constraints on fiscal and monetary policy that are not present in countries that can finance their deficits by printing local currency.

Central Government Budget

The Government’s fiscal year is the calendar year. Pursuant to the Panamanian Constitution, responsibility for the preparation of the Central Government budget rests with the executive branch. Under Article 184 of the Constitution, the executive branch must submit a budget proposal to the Assembly by October 1 of each year.

Prior to December 31 of each year, the Assembly may accept, reject or suggest revisions to the budget proposal. If the Assembly accepts either the original or a revised budget proposal, it becomes law. If the Assembly rejects the budget proposal or the Assembly suggests revisions to the executive branch budget proposal and the executive branch does not reflect the revisions in the form of a new budget proposal submitted to the Assembly, then, for most expenditures, the prior year’s budget remains in force until a new budget is approved. For certain limited classes of expenditures, including budgeted debt service payments, the budget proposal must be implemented each year regardless of Assembly action. If the Assembly fails to take action on the budget by December 31 by accepting, rejecting or suggesting revisions, the new budget automatically becomes law on January 1.

The Assembly approved Panama’s 2019 budget on October 31, 2018. The 2019 budget contemplated total expenditures of U.S.$23.7 billion, with budget estimates based on an anticipated nominal GDP of U.S.$70.1 billion (5.9% real growth from 2018) and an anticipated consolidated non-financial public sector deficit of approximately U.S.$1,402.3 million (approximately 2.0% of preliminary nominal GDP) for 2019. Article 10 of the Social and Fiscal Responsibility Law, as amended by Law No. 38 of 2012, amended by Law No. 51 of 2018, establishes a ceiling for the fiscal deficit adjusted balance of the non-financial public sector of 2.0% of nominal GDP projected in the budget for the 2019 fiscal year. The 2019 budget allocated public recurrent and capital expenditures as follows: 43.8% to social services; 12.7% to financial services; 15.5% to general services; 12.1% to infrastructure development; 3.4% to development and promotion of production; 1.0% to environment and technology; and 11.6% to other services. Investment for 2019 includes ongoing projects, such as Metro Line No. 1 extension to Villa Zaita, Metro Line No. 2 extension to Tocumen Airport and Metro Line No. 3, the fourth bridge over the Panama Canal, and an extension of the Panamerican highway between La Chorrera and San Carlos.

The Assembly approved Panama’s 2020 budget on October 31, 2019. The 2020 budget contemplates total expenditures of U.S.$23.3 billion, with budget estimates based on an anticipated nominal GDP of U.S.$73.2 billion (6.2% real growth from 2019) and an anticipated consolidated non-financial public sector deficit of approximately U.S.$2,011.3 million (approximately 2.7% of preliminary nominal GDP) for 2020. Article 10 of the Social and Fiscal Responsibility Law, as amended by Law No. 38 of 2012, amended by Law No. 51 of 2018 and by Law No. 102 of 2019, establishes a ceiling for the fiscal deficit adjusted balance of the non-financial public sector of 3.50% of nominal GDP projected in the budget for the 2019 fiscal year, 2.75% of nominal GDP projected in the budget for the 2020 fiscal year, 2.50% of nominal GDP projected in the budget for the 2021 fiscal year and 2.0% of nominal GDP projected in the budget for the fiscal year 2022. The 2020 budget allocates public recurrent and capital expenditures as follows: 43.5% to social services; 16.0% to financial services; 13.7% to general services; 8.0% to infrastructure development; 2.8% to development and promotion of production; 0.9% to environment and technology; and 15.0% to other services.

The table below sets forth the budgeted expenditures of the Central Government by function for the indicated budget years:

TABLE NO. 11

Budgeted Expenditures of the Central Government by Function(1)

(in millions of dollars)

Itemization	2016	2017	2018	2019	2020(2)
Legislative	92.8	90.6	122.1	123.3	99.7
Judiciary	137.2	160.9	164.2	183.7	166.9
General Comptroller	90.5	88.3	93.2	108.3	146.3
Presidency	1,034.5	1,504.0	756.6	798.4	595.3
Government	322.5	294.4	288.6	311.3	290.2
Foreign Affairs	67.3	66.7	67.6	66.0	67.1
Education	2,075.2	2,150.9	2,317.7	2,465.3	2,630.3
Commerce and Industry	100.6	139.1	176.6	171.0	109.1
Public Works	851.9	836.2	1,544.9	1,702.3	894.6
Agriculture	203.6	205.0	207.4	249.9	190.0
Health	2,019.3	2,113.8	2,157.4	2,331.4	2,041.8
Labor	36.3	40.7	42.3	45.4	46.0
Housing	272.5	381.2	391.8	369.5	234.1
Economy and Finance	1,029.8	858.5	774.2	962.7	786.0
Social Development	286.6	291.7	294.4	309.2	311.3
Security	750.9	746.5	738.2	805.0	753.3
Public Ministry	158.6	149.2	167.1	183.4	166.0
Environment	58.6	68.9	69.4	69.6	55.1
Electoral Tribunal	63.4	78.1	143.6	144.0	104.1
Tax Administrative Court	3.0	3.0	3.1	3.2	3.0
Court of Accounts	3.6	3.8	3.8	3.8	3.7
Prosecutor of Accounts	3.1	3.1	3.2	3.3	3.1
Ombudsman	5.0	5.0	5.1	5.8	5.8
Culture	0	0	0	0	66.0
Other expenses	21.1	21.1	28.5	37.0	38.1
Total	$9,687.9	$10,300.7	$10,561.0	$11,452.8	$9,806.7

Note: Totals may differ due to rounding.

(1)	Excluding transfers, subsidies and debt service.
(2)	Original 2020 budget, before modifications.

Source: Ministry of Economy and Finance.

In 2019, Panama’s non-financial public sector balance registered a deficit of approximately U.S.$2,100.7 million (3.1% of nominal GDP), an increase of 13.0% compared to a deficit of approximately U.S.$1,858.5 million in 2018 (2.9% of nominal GDP), in part due to a 5.1% increase in current expenditures.

In 2019, the Central Government’s overall balance registered a deficit of approximately U.S.$2.5 billion (3.8% of nominal GDP), an increase of 20.9% compared to a deficit of approximately U.S.$2.1 billion (3.2% of nominal GDP) in 2018, in part due to a 6.4% decrease in current revenues. The Central Government’s overall balance registered a deficit of approximately U.S.$1.9 billion (3.1% of nominal GDP) in 2017, a deficit of approximately U.S.$2.2 billion (3.8% of nominal GDP) in 2016, and a deficit of approximately U.S.$2.0 billion (3.7% of nominal GDP) in 2015.

Taxation

The Panamanian Constitution authorizes the levying and collection of taxes by taxing authorities at both the national and municipal levels. The Central Government collects taxes on personal and corporate income, real property and certain securities. In addition, the Central Government collects import and export duties and a value-added tax on all personal property, except food, medicine and other minor items. In July 2010, the value-added tax increased from 5.0% to 7.0%. Municipalities are permitted to collect taxes from sources of a more local nature, such as taxes on public performances, sales of alcoholic beverages, quarry activities and forestry.

Preliminary figures indicate that approximately 65.4% of the Central Government’s current revenues in 2019 came from various forms of taxation. Central Government tax revenues in 2019 were U.S.$5.5 billion, a decrease of 7.1% from U.S.$5.9 billion of tax revenues in 2018. Approximately 53.9% of 2019 tax revenues were from direct taxes, compared to 55.9% of tax revenues in 2018. Direct tax revenues in 2019 were U.S.$3.0 billion, a 10.4% decrease from U.S.$3.3 billion in 2018, primarily due to a decline in income and property taxes.

Personal income tax rates vary at incremental levels based on the individual’s annual earnings. Each tax bracket includes a fixed component as well as a variable percentage assessed on income above the minimum income level for the applicable bracket. Corporate income taxes are 30% of non-CFZ income, as a result of the 1995 Ley de Universalización de Incentivos Tributarios a la Producción (the “LUIT”). Domestic transaction taxes, such as the value-added tax, a tax on petroleum products, tobacco and beverage taxes and other indirect taxes, accounted for 46.1% of 2019 tax revenues.

Pursuant to Law No. 8 of 2010, beginning on January 1, 2012, companies in the categories of electricity distribution, reinsurance, certain financial activities, cement production, gambling, mining and banks pay income tax at the rate of 27.5%, down from the previous rate of 30%. This rate decreased further to 25% as of January 1, 2014. Companies that fall under these categories and have a gross income of U.S.$1.5 million or more will pay the scheduled income tax or, in the alternative, will pay 4.64% of their gross income towards income tax, whichever is higher. Companies that are owned 40% or more by the Republic will pay 30% of their gross income towards income tax.

As a result of the LUIT, Panama’s accession to the WTO and other trade agreements, the rates and computation of various import duties have changed and can be expected to continue to change in the future. See “Foreign Trade and Balance of Payments— Tariffs and Other Trade Restrictions.”

In addition to the Central Government and municipalities, other public sector entities also have taxing authority. These include CSS, whose various taxes and assessments generally equal approximately 9.75% of an employee’s wages and 12.25% of an employer’s wage bill, while the education tax is equal to 1.25% of an employee’s wages and 1.5% of an employer’s wage bill.

Law No. 24 of 2013 was enacted to create the Autoridad Nacional de Ingresos (“Panama Revenue Authority” or “ANIP”) to replace the Dirección General de Ingresos (“General Directorate of Taxation” or “DGI”) of the Ministry of Economy and Finance. Following best international practices, this new agency was designed to have autonomy from the Government. The Government expected that the establishment of this new agency would result in increased tax collections, efficiency and greater fiscal transparency. ANIP was expected to be managed by a General Administrator appointed for a seven-year period and a board of directors that would oversee its performance and compliance with all legal requirements. In September 2014, the plenum of the Supreme Court of Justice declared Law No. 24 of 2013 unconstitutional, finding that the law usurped functions of the President and Ministry of Economy and Finance. The DGI accordingly continues to serve as the national tax authority.

As of June 2018, Panama had signed tax information exchange agreements with Canada, Denmark, Faroe Islands, Finland, Greenland, Iceland, Japan, Norway, Sweden and the United States. Panama has treaties for the avoidance of double taxation and prevention of fiscal evasion that have entered into force with 23 governments.

Revenues and Expenditures

Period Ended December 31, 2019

The Central Government’s total revenues for 2019 were U.S.$8,423.3 million, a 6.5% decrease compared to U.S.$9,010.3 million 2018. In 2019, capital expenditures were U.S.$3,521.8 million, a 7.7% decrease compared to U.S.$3,815.9 million in 2018. In 2019, current savings were U.S.$1,007.0 million, approximately 1.5% of preliminary 2019 GDP and a 41.6% decrease compared to U.S.$1,725.1 million in 2018.

The table below sets forth the revenues and the expenditures of the Central Government for the periods indicated:

TABLE NO. 12

Fiscal Performance – Central Government

	Period Ended December 31, (in millions of dollars)
	2018 (P)	2019 (P)
Total Revenues	9,010	8,423
Adjusted Current Revenue	8,991	8,413
Tax Revenue	5,918	5,500
Non Tax Revenues	3,073	2,913
Capital Income	20	10
Donations	0	0
Total Expenditures	11,082	10,928
Current Expenditures	7,266	7,406
Current Savings	1,725	1,007
Capital Expenditures	3,816	3,522
Deficit	(2,071)	(2,505)
% of GDP	(3.2)%	(3.8)%

Note: Totals may differ due to rounding.

(P)	Preliminary figures.

Source: Ministry of Economy and Finance.

The non-financial public sector, which includes the Central Government, decentralized agencies (including CSS and principal universities) and non-financial public enterprises, had total revenues of U.S.$12,286 million during 2019, a 3.7% decrease compared to U.S.$12,756 million in 2018, mainly due to a decrease in the Central Government’s current revenues. Current savings for the non-financial public sector amounted to U.S.$1,472 million in 2019, a 39.8% decrease compared to U.S.$2,447 million in 2018.

The following table sets forth the revenues, by purpose, and expenditures, by sector, of the consolidated non-financial public sector for the periods indicated.

TABLE NO. 13

Fiscal Performance – Consolidated Non-Financial Public Sector

	Period Ended December 31, (in millions of dollars)
	2018 (P)	2019 (P)
Total Revenues	12,756	12,286
Adjusted Current Revenue	12,722	12,252
Capital Income	40	11
Donations	0	0
Total Expenditures	14,614	14,387
Current Expenditures	10,298	10,820
Current Savings	2,447	1,472
Capital Expenditures	4,316	3,566
Deficit	(1,859)	(2,101)
% of GDP	(2.9)%	(3.1)%

Note: Totals may differ due to rounding.

(P)	Preliminary figures.

Source: Ministry of Economy and Finance.

Year Ended December 31, 2019

The following tables set forth the revenues, by purpose, and expenditures, by sector, of the Central Government and the consolidated non-financial public sector for the years 2015 through 2019. Under the terms of the 1994 amendments to the Constitution, the Panama Canal Authority budget is not included in the budget of the Central Government.

TABLE NO. 14

Central Government Operations

(in millions of dollars)

	2015	2016	2017	2018 (P)	2019 (P)
Total Revenues	$7,267.7	$7,731.3	$8,679.4	$9,010.3	8,423.3
Current Revenues	7,206.2	7,692.5	8,642.8	8,990.8	8,413.3
Tax Revenues	5,071.6	5,598.8	5,735.6	5,918.2	5,499.8
Direct	2,576.5	2,943.0	3,051.4	3,305.4	2,962.3
Indirect	2,495.1	2,655.8	2,684.2	2,612.8	2,537.5
Non Tax Revenues	2,134.6	2,093.7	2,907.2	3,072.6	2,913.4
Adjustments to Rent	—	—	—	—
Capital Gains	45.2	29.5	32.5	19.5	10.0
Donations	16.3	9.3	4.1	0.0	0.0
Total Expenditures	$9,277.7	$9,934.2	$10,621.6	$11,081.6	10,928.1
Current Expenses	5,993.3	6,188.5	6,802.9	7,265.7	7,406.3
Wages and Salaries	2,187.0	2,505.2	2,851.7	3,120.2	3,210.3
Goods and Services	542.7	606.6	636.1	779.5	666.1
Transfers	2,108.1	1,949.1	2,040.1	2,117.3	2,125.7
Interest	933.3	997.3	1,071.2	1,148.3	1,258.4
Others	222.2	130.2	203.7	100.4	145.8
Current Savings	$1,212.9	$1,504.1	$1,839.9	$1,725.1	1,007.0
% of GDP	2.3%	2.7%	3.0%	2.7%	1.5%
Total Savings	1,274.4	1,542.9	1,876.5	1,744.6	1,017.0
% of GDP	2.4%	2.7%	3.0%	2.7%	1.5%
Capital Expenditures	$3,284.4	$3,745.8	$3,818.7	$3,815.9	3,521.8
Primary Balance	$(1,076.7)	$(1,205.6)	$(871.0)	$(923.0)	(1,246.4)
% of GDP	(2.0)%	(2.1)%	(1.4)%	(1.4)%	(1.9)%
Surplus or Deficit	(2,010.0)	(2,202.9)	(1,942.2)	(2,071.3)	(2,504.8)
% of GDP	(3.7)%	(3.8)%	(3.1)%	(3.2)%	(3.8)%

Note: Totals may differ due to rounding.

(P) Preliminary figures.

Source: Ministry of Economy and Finance.

TABLE NO. 15

Consolidated Non-Financial Public Sector Operations

(in millions of dollars)(1)

	2015	2016	2017	2018 (P)	2019 (P)
Revenues:
General Government
Central Government	$7,067.0	$7,568.5	$8,518.9	$8,823.3	$8,284.1
CSS	3,048.5	3,379.9	3,560.2	3,656.4	3,711.9
Consolidated agencies	200.4	195.6	236.7	241.8	256.1
Total	10,315.9	11,144.0	12,315.8	12,721.5	12,252.1
Public Enterprises Operations Surplus (Deficit)	123.0	67.7	(3.8)	(39.9)	(4.5)
Nonconsolidated Agencies Surplus and Others	197.9	403.2	102.2	63.2	44.8
Capital Revenues	47.8	51.3	54.8	40.2	11.1
Donations	16.3	9.3	4.1	0.0	0.0
Total	$10,700.9	$11,647.3	$12,441.9	$12,755.7	$12,285.8
Expenditures:
General Government
Central Government	4,378.1	4,569.7	4,978.6	5,409.9	5,601.9
CSS	2,727.8	2,973.9	3,252.3	3,451.4	3,654.7
Consolidated agencies	238.8	253.3	259.8	281.7	298.8
Total	$7,344.7	$7,797.0	$8,490.6	$9,143.1	$9,555.4
Capital Expenditures	3,623.9	3,898.7	4,032.9	4,316.2	3,566.4
Total	$10,968.6	$11,695.7	$12,523.5	$13,459.3	$13,121.8
Balance(2)	(267.7)	(48.4)	(81.6)	(703.6)	(835.9)
Debt Interest Paid	940.4	1,004.3	1,078.6	1,154.9	1,264.8
Total Consolidated Non-Financial Public Sector Expenditures	$11,909.0	$12,700.1	$13,602.1	$14,614.2	$14,386.6
Overall Surplus (Deficit)	$(1,208.1)	$(1,052.7)	$(1,160.2)	$(1,858.5)	$(2,100.7)
Percentage of GDP (nominal)	(2.2)%	(1.8)%	(1.9)%	(2.9)%	(3.1)%

Note: Totals may differ due to rounding.

(P)	Preliminary figures.
(1)	Non-Financial Public Sector excludes PCA, BNP and Caja de Ahorros.
(2)	Excluding interest payments

Sources: Office of the Comptroller General, Ministry of Economy and Finance and other public institutions.

Administration of Public Funds

Law No. 56 of September 17, 2013 created the Treasury Single Account (“TSA”), an official bank account administered by the Ministry of Economy and Finance, in which all public revenues will be deposited and from which payment of the obligations of public institutions will be made. Law No. 19 of September 30, 2014, which amends Law No. 56 of 2013, excludes municipalities and community boards, the PCA, the CSS, Tocumen, S.A., Empresa Nacional de Autopistas, S.A., Empresa de Transmisión Eléctrica, S.A., state universities and financial intermediaries.

The TSA initiative allows for greater efficiency, transparency and security in the administration of public funds. Implementation of the TSA has led to modernization of the Treasury, standardization of operating procedures, timely and reliable information regarding balances and financial availability of the National Treasury and an increase in liquidity and in the efficiency of the management of public funds. The TSA has become an essential tool for consolidating and managing the Government’s cash resources, thereby reducing borrowing needs and costs. On May 28, 2015, the TSA was launched and unified 5,818 accounts that public entities held in local banks.

Pursuant to Law No. 56 of 2013, phase I of implementation of the TSA applies only to central government institutions, followed by phase II for decentralized entities and, lastly, phase III to public enterprises. In March 2016, the General Directorate of Treasury began investing TSA funds in short-term and overnight investments, resulting in interest income of approximately U.S.$9.3 million to the National Treasury. As of July 31, 2020, the TSA initiative was in phase III, having incorporated over 80% of accounts holding public funds.

International Reserves

Because Panama uses the U.S. dollar as legal tender and prints no domestic paper currency, Panama does not have foreign currency reserves in the conventional sense. In Panama, in contrast to many other countries, foreign currency reserves are not necessary for providing the private sector economy with foreign currency to pay for imports or for managing exchange rates for a domestic currency. Panama’s foreign currency reserves are generally considered to consist of BNP’s U.S. dollar-denominated foreign assets; Panama also maintains deposits denominated in euros and Japanese yen. As of December 31, 2019, BNP’s foreign assets amounted to U.S.$3.0 billion, an increase of 72.2% compared to U.S.$1.8 billion as of December 31, 2018. As of December 31, 2018, BNP’s foreign assets amounted to U.S.$1.8 billion, a decrease of 24.3% compared to U.S.$2.3 billion as of December 31, 2017. As of December 31, 2017, BNP’s foreign assets amounted to U.S.$2.3 billion, a decrease of 33.9% compared to U.S.$3.5 billion as of December 31, 2016. As of December 31, 2016, BNP’s foreign assets increased to U.S.$3.5 billion (from U.S.$3.0 billion as of December 31, 2015), primarily due to risk diversification. As of December 31, 2015, BNP’s foreign assets increased to U.S.$3.0 billion (from U.S.$3.5 billion as of December 31, 2014). Neither BNP nor the Government currently maintain gold reserves.

The following table sets forth certain information regarding Panama’s international reserves at December 31 for the years indicated:

TABLE NO. 16

International Reserves

	2015	2016	2017	2018	2019
Foreign Exchange(1)	$3,028.2	$3,480.7	$2,261.3	$1,695.0	$2973.8
Reserve Position in IMF	16.4	59.1	77.5	75.7	75.2
Total(2)	$3,044.6	$3,539.8	$2,338.8	$1,770.7	$3,049.1

Note: Totals may differ due to rounding.

(1)	Foreign assets of BNP in millions of dollars
(2)	In millions of dollars.

Source: IMF and BNP.

FINANCIAL SYSTEM

In 2019, the financial service sector represented an estimated 7.3% of GDP in chained volume measure. In 2018, 2017, 2016 and 2015 the financial service sector represented 7.3%, 7.3%, 7.4% and 7.2% of GDP in chained volume measure, respectively.

The Banking Sector

Development of the banking sector has benefitted from the use of the U.S. dollar as the legal tender, the liberal banking law in effect from 1970 to 1998, the current Banking Law enacted in 1998, tax advantages and large flows of trade fostered by the Panama Canal and CFZ. The most distinctive feature of the banking sector is its international orientation with numerous foreign banks playing an important role.

Banks in Panama are classified into four groups: (i) official banks, which are those owned by the Government and authorized to carry out banking business in the domestic market and abroad; (ii) general license banks, which can undertake domestic or international operations; (iii) international license banks, which do not undertake domestic operations but are authorized to direct, from their Panamanian offices, transactions that are negotiated, carried out or produce their results abroad; and (iv) foreign banks with representative offices, which may not book transactions in Panama. As of December 31, 2019, two official banks, 46 private sector general license banks, 22 international license banks and 10 representative offices constituted the banking sector. Of the 46 private sector general license banks, 15 were incorporated in Panama and the rest abroad.

At December 31, 2019, measured by assets, the largest bank based in Panama was Banco General, S.A., with U.S.$.16.9 billion in assets. BNP with U.S.$10.9 billion in assets at December 31, 2019 was the second largest bank based in Panama. Two of the other largest banks, based on assets, are Banistmo, S.A. and BAC International Bank Inc, . The largest international license banks, based on assets, are Bancolombia (Panama), S.A., Banco de Bogotá S.A. and Banco de Crédito del Perú.

The following table sets forth information regarding the largest banks in Panama based on their assets at December 31, 2019 in each of three categories:

TABLE NO. 17

Largest Banking Institutions

(assets in millions of dollars)

	Total Assets
Official Banks
Banco Nacional de Panamá(1)	U.S.$	10,850
Caja de Ahorros	U.S.$	4,775
General License Banks(2)
Banco General, S.A.	U.S.$	16,901
Banistmo, S.A.	U.S.$	10,138
BAC International Bank Inc.	U.S.$	9,086
International License Banks
Bancolombia (Panamá), S.A.	U.S.$	4,849
Banco de Bogotá, S.A.	U.S.$	3,162
Banco de Crédito del Perú	U.S.$	2,103
Popular Bank Ltd. Inc.	U.S.$	1,420

(1)	Also considered a general license bank.
(2)	Other than BNP and Caja de Ahorros.

Source: Superintendency of Banks.

As of December 31, 2019, total assets of the banking sector were $125.6 billion, approximately 2.8% higher than U.S.$121.5 billion as of December 31, 2018. As of December 31, 2019, deposits in the banking sector were approximately U.S.$88.0 billion, approximately 5.5% higher than U.S.$83.5 billion as of the same date in 2018.

The table below sets forth information on the banking sector at December 31 for each of the years 2015 through 2019:

TABLE NO. 18

The Banking Sector (in millions of dollars)

		As of December 31,
	2015	2016	2017	2018	2019
Assets:
Liquid Assets:
Deposits in local banks	$3,423	$3,192	$3,524	$2,930	$2,928
Deposits in foreign banks	17,064	18,164	13,723	13,858	16,388
Other	1,007	1,176	1,249	1,053	1,037
Total Liquid Assets	21,493	22,533	18,496	17,840	20,335
Loans	72,547	74,893	75,470	77,213	76,134
Investments in Securities	19,631	19,948	21,579	21,690	23,222
Other assets	3,516	3,666	4,165	4,741	5,299
Total Assets	117,188	121,039	119,709	121,484	124,990
Liabilities:
Deposits:
Internal:
Official	8,623	9,047	8,443	8,090	10,419
Public	36,692	38,459	40,513	41,599	42,399
Banks	3,654	3,229	3,480	2,976	3,028
Total Internal Deposits	48,968	50,735	52,436	52,666	55,846
External:
Official	839	198	122	95	141
Public	25,028	24,678	22,881	22,502	24,648
Banks	8,986	10,380	8,840	8,203	7,422
Total External Deposits	34,853	35,256	31,844	30,800	32,211
Total Deposits	83,821	85,991	84,280	83,465	88,057
Obligations	18,539	18,618	17,719	19,970	17,176
Other Liabilities	2,651	2,935	3,411	3,303	3,861
Total Liabilities	105,011	107,544	105,409	106,738	109,093
Capital and Reserves	12,177	13,495	14,300	14,745	15,896
Total Liabilities and Capital	$117,188	$121,039	$119,709	$121,484	124,990

Note: Totals may differ due to rounding.

Source: Superintendency of Banks.

Banking Law

On February 26, 1998, the President of the Republic, upon authority granted by the Assembly, adopted Law No. 9 of February 26, 1998 (the “Banking Law”), a comprehensive revision and restatement of the 1970 banking law of Panama. The Banking Law became effective on June 13, 1998. Among the significant changes introduced by the Banking Law were the replacement of the National Banking Commission with the Superintendency of Banks, a more independent regulatory agency with greater supervisory powers, the establishment of new minimum capital requirements and the adoption of capital adequacy standards consistent with those contained in the Basel Accords at the time. This law was modified by Decree Law No. 2 of February 2, 2008.

The Banking Law established the Superintendency of Banks as an autonomous agency of the Government with its own assets and independent governance. The principal governing body of the Superintendency of Banks is a seven-member board of directors (the “Board of Directors”). Members of the Board of Directors must meet certain qualifications and are appointed by the President, without need for legislative ratification. Board members are appointed to eight-year terms, with the possibility of one additional term, and may be removed only for cause. To provide for staggered terms, the initial terms of three members of the Board of Directors were for less than eight years. In addition to exercising administrative functions, the Board of Directors is responsible for approving regulations concerning the interpretation and implementation of banking laws and setting capital adequacy standards.

The Banking Law also established the Office of the Superintendent of Banks, a full-time government official appointed by the President (without legislative ratification) for a maximum of two five-year terms. As with the members of the Board of Directors, the Superintendent of Banks must meet certain minimum qualifications and may be removed only for cause. As chief administrative officer of the Superintendency of Banks, the Superintendent of Banks is charged with managing the day-to-day operations of the agency, granting banking licenses, authorizing new branches, ordering intervention and the liquidation of banks, performing banking inspections required by law or ordered by the Board of Directors, overseeing the activities of banks in the system, imposing sanctions and, in general, exercising all powers that are not reserved to the Board of Directors.

All banks operating in Panama, including BNP and other official banks, are supervised by the Superintendency of Banks. BNP and other official banks are also supervised by the Comptroller General.

Under the Banking Law, general license banks must have paid-in capital of not less than U.S.$10 million. Additionally, general license banks must maintain minimum capital of 8.0% of their total risk-weighted assets. Capital is defined to include primary capital and secondary capital. Primary capital (also known as tier one capital) consists of paid-in capital, declared reserves and retained earnings, and secondary capital (also known as tier two capital) includes undeclared reserves, revaluation reserves, general reserves for losses, certain hybrid instruments and certain subordinated indebtedness. Secondary capital may not exceed primary capital. The Superintendency of Banks is authorized to increase the minimum capital requirement percentage in accordance with generally accepted international capitalization standards.

General license banks are required to maintain 30.0% of their global deposits in liquid assets of the type prescribed by the Superintendency of Banks. In addition, general license banks are required to maintain local assets in Panama in an amount not less than 85.0% of their local deposits. The Superintendency of Banks may, in accordance with economic and financial conditions of the Republic, increase the required levels of local assets up to 100% of the local deposits.

Regulations regarding interest rate ceilings in the prior banking law were abolished by the Banking Law. Currently, each bank in Panama fixes the amount of interest that it charges on loans and other facilities. Banks are required to indicate the effective interest rates of loans and deposits in their statements to clients or at a client’s request. Under the Banking Law, deposits from central banks and other similar institutions are immune from attachment or seizure. Compared to the prior banking law, the Banking Law provides for lower lending limits to a single borrower and certain related parties. Under the new limits, no bank in Panama may make loans, assume obligations or otherwise extend credit or issue guarantees to any one person or group of related persons in excess of 25.0% of the bank’s total capital. A higher lending limit of 30.0% of total capital applies to banks whose shares are owned by governmental and private institutions, whose principal office is located in Panama and whose main line of business is lending to other banks.

The Banking Law also provides for additional limitations and restrictions on the ability of a bank to extend credit and issue guarantees to parties related to such bank. Related parties include the bank’s officers and directors and certain shareholders owning individually 5.0% or more of the capital stock of the bank.

Banks in Panama are subject to inspection by the Superintendency of Banks at least once every two years. The supervisory powers of the Superintendency of Banks also extend to each bank’s subsidiaries and branches. Each bank is required to file monthly balance sheets and quarterly and annual statements indicating the performance of its credit facilities and other reports and information as prescribed by the Superintendency of Banks. In addition, each bank is required to make available for inspection its accounting records, minutes, reports on cash on hand, securities, receipts and any other reports or documents that are necessary for the Superintendency of Banks to ensure such bank’s compliance with Panamanian banking laws and regulations. Banks subject to supervision may be fined by the Superintendency of Banks for violations of banking laws and regulations.

Under the Banking Law, the Superintendency of Banks may order the reorganization of a bank without first replacing the management when it considers this course of action to be in the best interests of the depositors and to guarantee the solvency and continuity of such bank. The Superintendency of Banks has broad powers under the Banking Law to reorganize banks and can require shareholders to pay in additional capital or to authorize the issuance of new shares and their sale to third parties at prices determined by the Superintendency of Banks. Furthermore, the Superintendency of Banks may require a bank to restructure itself more fundamentally. For example, the Superintendency of Banks may require a bank to merge or consolidate with other banks, negotiate bridge loans, sell or partially liquidate assets and grant security interests in connection with such reorganization. Ultimately, if reorganization efforts fail, the Superintendency of Banks is empowered to begin the liquidation process.

The Banking Law established an annual supervisory charge to be paid by general license banks equal to U.S.$30,000 plus U.S.$35.00 per each U.S.$1.0 million in assets, up to a maximum charge of U.S.$100,000.

In 2008, the Banking Law was reformed by Decree Law No. 2 of February 22, 2008, effective as of August 25, 2008 (“Banking Reform Law”). The Bank Reform Law targeted new challenges and competition faced by the Panamanian banking system, with particular emphasis on the international market. Principal amendments included the following:

•

extending the regulatory authority of the Superintendency of Banks to cover corporations that, together with banks, form a bank group that includes bank holding companies. This authority also extends to nonbanking corporations affiliated with a bank group;

•	granting the Superintendency of Banks legal authority to take into consideration other types of risks, such as market risk, operational risk and country risk, in connection with capital requirements;

•	modifying the procedures to deal with banks with problems or financial distress to make them more expeditious and enhancing the ability of depositors to recover their savings;

•

expanding the sanctioning authority of the Superintendency of Banks to cover the following areas: (i) noncompliance with provisions to prevent money laundering, funding of terrorism and related crimes; (ii) legal requirements on capital; (iii) banking liquidity; (iv) submission of documents and reports to the Superintendency of Banks; and (v) prohibitions and limitations imposed by the Banking Reform Law on banks and banking groups, including obligations of confidentiality.

In June 2014, FATF placed Panama on its list of jurisdictions with strategic AML and CFT deficiencies, also referred to as the grey list. In June 2014, Panama made a high-level political commitment to work with the FATF and the Grupo de Acción Financiera de Latinoamérica (“GAFILAT,” formerly the Grupo de Acción Financiera de Sudamérica, “GAFISUD”) to address its strategic AML/CFT deficiencies. Panama followed the recommended FATF plan, and it was removed from the FATF’s grey list on February 18, 2016. In May 2017, GAFILAT representatives conducted a two-week visit to Panama as part of the Fourth Round of Mutual Evaluation, which involves an evaluation of Panama’s AML and CFT systems and mechanisms; a final report from the evaluation, the Mutual Evaluation Report (the “MER”), was presented during the GAFILAT plenary meeting in December 2017.

Since the completion of the MER in 2017, Panama has made progress on a number of its MER recommended actions to improve technical compliance and effectiveness, including enacting Law No. 70 of January 31, 2019, which introduced new tax offenses, making them predicate offences for money laundering, increasing obligations for resident agents, and addressing the shortcomings in the timeframe to submit suspicious activity reports. Panama is working on the implementation of its Action Plan by: (1) strengthening its understanding of the national and sectoral AML/CFT risk and using the findings to shape its national policies to mitigate the identified risks; (2) proactively identifying unlicensed money remitters, applying a risk-based approach to supervision of the Designated Non-Financial Businesses and Professions (“DNFBP”) sector and ensuring effective, proportionate, and dissuasive sanctions against AML/CFT violations; (3) ensuring adequate verification and update of beneficial ownership information by covered entities, establishing an effective mechanism to monitor the activities of offshore entities, assessing the existing risks of misuse of legal persons and arrangements to define and implement specific measures to prevent the misuse of nominee shareholders and directors, and ensuring timely access to adequate and accurate beneficial ownership information; and (4) ensuring effective use of financial intelligence units for money laundering investigations, demonstrating its ability to investigate and prosecute money laundering crimes involving foreign tax crimes and to provide constructive and timely international cooperation to investigate such offences, and continuing to focus on money laundering investigations in relation to high-risk areas identified in the MER. On August 27, 2019, GAFILAT published the second enhanced follow-up report of Panama. The report concluded that Panama continues to make significant progress in addressing the technical deficiencies identified in the MER and upgraded Panama’s compliance rating. Panama assured that it will continue to report and enhance its implementation process.

On June 21, 2019, in part as a result of tightened requirements since 2017, FATF added Panama back to the grey list. Since that decision was announced, the Superintendency of Banks has stated its intention to continue its efforts to implement Panama’s Action Plan, including continued strengthening of the regulatory framework in accordance with international standards and continued enforcement efforts, including by the Superintendency of Non-Financial Subjects and the Financial Intelligence Unit.

On May 5, 2016, the U.S. Treasury designated Abdul Waked, Nidal Waked and three other associates as drug kingpins and froze all of their U.S. assets and the U.S. assets of approximately 70 companies owned or controlled by them, among them a department store chain, a multi-use property development with an office building and a shopping mall, and Balboa Bank & Trust, Corp. On that same date, the Superintendency of Banks assumed administrative and operational control of Balboa Bank & Trust, Corp., a Panamanian bank, as a result of a notice from the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury, indicating that the bank was implicated in illicit activities conducted by the Waked Money Laundering Organization (“Waked MLO”). Also on May 5, 2016, OFAC determined that the Waked MLO had participated in trade-based schemes to launder drug proceeds on behalf of multiple international drug traffickers and their organizations. OFAC designated the Waked MLO, its two leaders, six Panama-based MLO associates, and 68 companies tied to the drug money laundering network each as Specially Designated Narcotics Traffickers pursuant to the Foreign Narcotics Kingpin Designation Act. As a result of the designations, the U.S. government froze all assets of the listed entities and individuals that were under the jurisdiction of the United States or in the control of U.S. persons and generally prohibited U.S. persons from entering into transactions with the listed entities and individuals, absent an appropriate license or other authorization. Abdul Waked proceeded to put his ownership interest in the three major properties into trust with BNP and all have subsequently been sold. On June 3, 2016, the Superintendency of Banks of Panama issued a statement reiterating the stability and soundness of the Panamanian banking system and stating that the designations do not represent a risk of contagion to the rest of the system. On October 6, 2017, Balboa Bank & Trust was acquired by Grupo Bancario BCT, and all economic sanctions imposed on this bank by the United States in 2016 were lifted.

Abdul Waked remains listed as a drug kingpin. In 2017 and 2018, Abdul Waked initiated two lawsuits against BNP and the Republic, alleging that BNP was part of a conspiracy to coerce him to sell his properties and claiming an aggregate U.S.$1.4 billion in damages. The trial court judge dismissed the lawsuit concerning the department stores and Waked has appealed to the Supreme Court. In the case concerning the multi-use property development, the Republic was not properly served and has presented a motion to dismiss which is pending decision. In the meantime, the case on the merits is on hold. Under Panamanian law, the Republic is ultimately responsible for BNP’s liabilities. Although the Republic considers that the likelihood of recovery is remote, due to the vagaries of litigation, the outcome and the amount of a potential loss is difficult to ascertain.

Public Sector Banking Institutions

Banco Nacional de Panamá

BNP, created in 1904, functions as a governmental bank. The General Manager of the bank is appointed by the Executive Branch of the Republic. BNP is responsible for supplying banks operating in Panama with U.S. dollars and has authority to issue and distribute coins in Panama. BNP is the Government’s banker and financial agent and acts as a clearinghouse for checks and other instruments for all other Panamanian banks. BNP also offers a wide range of commercial banking services through its 89 branches and 267 ATMs throughout Panama. In accordance with the law that governs BNP, the Government is responsible for the liabilities of BNP.

Given Panama’s U.S. dollar-based economy, BNP does not make monetary policy or print paper currency and is not a lender of last resort for Panama. BNP has no direct regulatory authority over Panamanian banks and, under the Banking Law, BNP has no representation in the Superintendency of Banks. BNP does not use rediscount or loan mechanisms with other commercial banks. There are no restrictions on its activities other than those imposed on commercial banks in Panama. BNP, like the commercial banks, has the ability to make direct loans to the Government and to purchase notes issued by Panama. BNP has certain competitive advantages compared to the rest of the Panamanian banking system in that it enjoys a monopoly on public sector deposits. The Banking Law, however, subjects BNP to regulation by the Superintendency of Banks.

BNP is the largest public sector banking institution in Panama in terms of domestic credit, local deposits and savings deposits. Total assets of BNP, as of December 31, 2019, were U.S.$10.8 billion, bank deposits were U.S.$3.0 billion, and net loans were U.S.$4.4 billion, of which U.S.$311.9 million were made to the public sector and U.S.$4.2 billion were made to the private sector.

As of December 31, 2019, BNP’s capital and reserves represent 29.6% of its bank deposits and 8.3% of its total assets. BNP generated gross income of U.S.$391.0 million in 2019, U.S.$360.7 million in 2018, U.S.$334.01 million in 2017, U.S.$305.1 million in 2016 and U.S.$267.8 million in 2015. BNP’s net income was U.S.$168.5 million in 2019, U.S.$183.9 million in 2018, U.S.$160.4 million in 2017, U.S.$124.8 million in 2016 and U.S.$103.1 million in 2015.

As of December 31, 2019, BNP’s foreign assets were U.S.$3.0 billion, an increase of 66% compared to U.S.$1.8 billion as of December 31, 2018.

The following table sets forth BNP’s balance sheet at December 31 for the years 2015 through 2019:

TABLE NO. 19

Banco Nacional de Panamá

Balance Sheet

(in millions of dollars)

	2015	2016	2017	2018	2019
Assets:
Cash and checks	$195.4	$265.7	$311.0	$236.2	$219.9
Bank deposits	3,300.2	3,643.9	2,490.9	1,783.1	3,049.7
Total	3,495.6	3,909.6	2,801.9	2,019.3	3,269.6
Loans:
Domestic loans:
Public sector	612.0	406.1	219.7	464.3	311.9
Private sector	2,832.4	3,171.1	3,421.1	3,788.1	4,177.0
Less provisions	(36.6)	(48.0)	(60.8)	(80.5)	(89.9)
Total (net)	3,407.8	3,529.2	3,580.0	4,171.9	4,399.0
Investments:	2,728.2	2,749.9	3,096.9	2,637.2	2,941.6
Net Fixed Assets	74.3	73.6	74.1	80.1	84.0
Other Assets	82.9	89.5	90.5	102.7	56.8
Total	9,832.8	10,408.9	9,740.5	9,140.4	10,823.3
Liabilities:
Deposits	8,934.4	9,411.6	8,608.1	8,067.7	9,446.9
Other Liabilities	206.4	240.2	265.0	227.7	214.9
Total	9140.8	9,651.8	8,873.1	8,330.6	9,661.8
Capital and Reserves	692.0	757.1	867.4	809.8	901.5
Total Liabilities and Capital	$9,832.8	$10,408.9	$9,740.5	$9,140.4	$10,823.4

Note: Totals may differ due to rounding.

Source: BNP.

Caja de Ahorros, the state-owned savings bank, has 60 branches as well as 260 automated teller machines throughout Panama. Caja de Ahorros is primarily a mortgage lender specializing in financing medium-income customers. Due to its liquidity position in recent years, however, Caja de Ahorros has begun to promote personal loans. Total assets of Caja de Ahorros as of December 31, 2019 were U.S.$4.7 billion (a 23.7% increase from 2018) and total deposits were U.S.$1,068.1 million (a 121.7% increase from 2018). Total net loans held by Caja de Ahorros, as of December 31, 2019, were U.S.$3.0 billion (a 11.1% increase from 2018). Caja de Ahorros had net income of U.S.$7.7 million in 2019, compared to net income of U.S.$46.7 million in 2018, mainly due to a decrease in net income from interest and commissions.

Other Public Sector Institutions. The Panamanian public sector includes two other significant institutions that are not part of the banking sector. They are the agricultural development bank, Banco de Desarrollo Agropecuario (“BDA”), and the national mortgage bank, Banco Hipotecario Nacional (“BHN”). Panama created BDA to provide a source of financing for agricultural development. BDA’s activities have mainly focused on providing financing to medium and small producers. Historically, BDA has experienced significant losses. An external audit was completed in May 2001 to identify ways to improve BDA’s operational efficiency. After evaluating BDA’s loan portfolio, the external audit estimated a possible loss due to unrecoverable loans of up to U.S.$9.0 million in principal and U.S.$15.4 million in net interest. Under the LUIT, one-half of a surcharge on consumer and commercial loans (which previously was used exclusively to subsidize certain BDA and commercial bank agricultural loans) has been allocated to bolster BDA’s capital. Additionally, the LUIT tightened eligibility for BDA’s subsidized loans. As of December 31, 2019, figures indicate that BDA had U.S.$192.8 million in net loans on its books. As of December 31, 2019, the total assets of BDA were U.S.$382.6 million. BDA had a net loss of U.S.$13.0 million in 2019. BHN was established in 1973 to provide a source of financing for national housing projects and to foster the development of savings associations. As of December 31, 2019, BHN’s net loan portfolio was U.S.$92.6 million and its total assets amounted to U.S.$348.4 million. BHN had a net loss of U.S.$4.9 million in 2019.

Other Financial System Components

Stock Exchange. In 1990, a private stock exchange, La Bolsa de Valores de Panamá (“La Bolsa”), was created. While it has had considerable growth, with aggregate trades increasing from U.S.$30.6 million in 1991 to U.S.$8.5 billion in 2019, La Bolsa remains a small portion of the financial services sector. Equity trades represented 4.0% of 2019 trading volume.

Clearing System. On April 29, 2014, La Central Latinoamericana de Valores S.A., or LatinClear, the clearing system for Panama, launched the “iLink” platform in connection with Euroclear Bank. The link allows institutional investors in the Euroclear system to buy, sell, settle and have held in custody applicable asset classes registered and issued locally under the LatinClear system. This system was used in connection with Panama’s issuance of U.S.$1,000,000,000 aggregate principal amount of its 3.750% Euroclearable Treasury Notes due 2026 on April 20, 2019.

Interest Rates. In 2019, the average interest rate paid by Panamanian banks for one-year deposits was 3.17%, while the interest rate for personal credit transactions averaged 8.68%. In general terms, the differential between borrowing and lending interest rates for Panamanian banks was 5.51% in 2019.

Insurance. In 1984, Panama adopted legislation intended to foster offshore insurance activity. In July 1996, the Assembly passed a law establishing a new insurance regulatory structure. As of December 31, 2019, there were 23 insurance companies and 3,277 insurance brokerages. The 3,277 insurance brokerages consisted of 2,763 individual brokers, 391 brokerage companies and 123 temporary permissions. The total registered assets of the insurance companies, as of December 31, 2019, equaled U.S.$3.3 billion. In 2015, the insurance sector grew by 4.1% as compared to 2014. In 2016, the insurance sector grew by 5.8% as compared to 2015. In 2017, the insurance sector grew by 9.8% as compared to 2016.The insurance sector grew by 9.6% for the year 2018 as compared to 2017. In 2019, the insurance sector grew by 6.2% as compared to 2018.

Financial Services. A small non-deposit-taking financial services industry exists that provides leasing, consumer durables financing and other small-scale lending. In August 2020, there were 191 locally incorporated companies participating in this industry. In 2017, total assets equaled approximately U.S.$2.1 billion.

FOREIGN TRADE AND BALANCE OF PAYMENTS

General

Foreign trade plays a significant role in Panama’s economy because of the internationally-oriented service sector and the limited scope of domestic manufacturing capability and agricultural production. These factors have made it necessary to import significant amounts of manufactured goods, raw materials and other merchandise. Notwithstanding a history of significant tariff and non-tariff barriers, imports cover a wide range of raw materials and manufactured goods used throughout the economy.

Because of the use of the U.S. dollar as legal tender and the absence of a Balboa exchange market, Panamanian private sector imports and exports do not affect the Government’s foreign currency reserves. Thus, the balance of payments is less significant than fiscal policy in assessing the external debt service capacity of the Republic.

Tariffs and Other Trade Restrictions

In the 1990s, the Government enacted a number of trade reforms in preparation for WTO accession. Panama became a member of the WTO on September 6, 1997. In November 1997, the Government passed Cabinet Decree No. 68 of 1997, which reduced import duties for most products to levels significantly below those agreed to under the WTO accession process and in certain cases eliminated the duties altogether.

One of the major changes in Panamanian tariffs since 1990 has been the movement away from specific tariffs and mixed specific and ad valorem tariffs, to a solely ad valorem system. Panama’s accession to the WTO required Panama to streamline its customs valuation system to conform to international standards. Additionally, Panama changed its international trade classification system from the Customs Cooperation Council Nomenclature and Brussels Tariff Nomenclature to the Harmonized Tariff System, which became effective for the year 1998.

A trade agreement with Peru that was approved by the Assembly in December 2011 became effective on May 1, 2012.

Panama and the United States signed a trade agreement in 2007 that entered into force on October 31, 2012, eliminating immediately 99.7% of U.S. tariffs on industrial goods from Panama.

The European Free Trade Association (“EFTA”) States, composed of Iceland, Liechtenstein, Norway and Switzerland, signed a trade agreement with Panama and Costa Rica on June 24, 2013. The EFTA trade agreement was approved by Panama through Law No. 4 of April 7, 2014, and entered into force on August 19, 2014. The EFTA agreement covers trade in goods and services, investment, competition, protection of intellectual property rights, government procurement, sustainable development and cooperation.

Panama and Mexico signed a trade agreement on April 3, 2014 that became effective on July 1, 2015.

In November 2015, Panama submitted to the WTO its acceptance of the Protocol for the Trade Facilitation Agreement, which contains provisions for expediting the movement, release, and clearance of goods, including goods in transit, and sets forth measures for cooperation between customs and other appropriate authorities on trade facilitation and customs compliance issues. The WTO Trade Facilitation Agreement entered into force on February 22, 2017.

In December 2009, Panama and Colombia announced that they would begin negotiations on an agreement to increase trade and economic integration. On September 20, 2013, Panama and Colombia signed a trade agreement intended to replace the Panama-Colombia Partial Scope Agreement, which had been in place since 1995. In January 2015, Panama suspended ratification of the 2013 trade agreement with Colombia due to an unresolved tariff dispute that Panama has submitted to WTO dispute settlement. For more information on the trade agreement and tariff dispute with Colombia, see “Foreign Trade and Balance of Payments— Composition of Foreign Trade”.

Panama signed a partial scope agreement with Trinidad and Tobago on October 3, 2013 that the Assembly approved on March 20, 2015. During 2015, Panamanian exports to Trinidad and Tobago, other than CFZ exports, totaled U.S.$7.6 million (1.1% of total 2015 exports). Imports from Trinidad and Tobago, other than CFZ imports, amounted to U.S.$9.4 million (0.1% of total 2015 imports).

On February 21, 2018, Panama signed a free trade agreement with the Republic of Korea that will gradually eliminate duties on approximately 95 percent of the goods and services traded between the two countries. The agreement is subject to parliamentary approval in both countries.

On May 17, 2018, Panama and Israel signed a free trade agreement, which was ratified by the Cabinet on August 27, 2019, and by the National Assembly on October 31, 2019.

On July 10, 2018, Panama and China launched their first round of trade negotiations.

Composition of Foreign Trade

In 2019, Panama’s exports of goods (FOB), excluding the CFZ, recorded a preliminary total of U.S.$713.4 million, an increase of 6.1% compared to U.S.$672.3 million in 2018, in part due to higher exports of agricultural produce, specifically bananas, fishmeal and meat from cattle. In 2019, Panama’s imports of goods (CIF), excluding the CFZ, recorded a total of U.S.$12,836.5 million, a decrease of 3.0% compared to U.S.$13,233.0 million in 2018, in part due to lower imports of intermediate goods, specifically construction materials.

In 2019, banana and pineapple exports recorded a preliminary total of U.S.$148.3 million, a 24.0% increase from U.S.$119.5 million in 2018, primarily due to higher exports of bananas. In 2018, banana and pineapple exports recorded a preliminary total of U.S.$119.5 million, a 5.0% increase from U.S.$113.9 million in 2017, primarily due to higher exports of bananas. In 2017, banana and pineapple exports recorded a total of U.S.$113.9 million, a 10.5% increase from U.S.$103.1 million in 2016, primarily due to higher exports of bananas. In 2016, banana and pineapple exports totaled U.S.$103.1 million, a 12.5% decrease from U.S.$117.8 million in 2015, primarily due to lower exports of pineapples.

In 2019, shrimp exports recorded a preliminary total of U.S.$33.0 million, a 33.9% decrease from U.S.$50.0 million in 2018, primarily due to lower sales in the United States. In 2018, shrimp exports recorded a preliminary total of U.S.$50.0 million, a 20.1% decrease from U.S.$62.5 million in 2017, primarily due to lower sales in the United States. In 2017, shrimp exports recorded a total of U.S.$62.5 million, a 5.6% decrease from U.S.$66.3 million in 2016, primarily due to lower sales in the United States. In 2016, shrimp exports totaled U.S.$66.3 million, a 0.6% decrease from U.S.$66.7 million in 2015, primarily due to lower sales in the United States.

In 2019, exports of frozen yellow fin tuna and fresh and frozen fish filets recorded a preliminary total of U.S.$46.2 million, a 22.5% decrease from U.S.$59.6 million in 2018 due to a decrease in the catch of fish and other marine species. In 2018, exports of frozen yellow fin tuna and fresh and frozen fish filets recorded a preliminary total of U.S.$59.6 million, a 15.0% decrease from U.S.$70.0 million in 2017 due to a decrease in the catch of fish and other marine species. In 2017, exports of frozen yellow fin tuna and fresh and frozen fish filets recorded a total of U.S.$70.0 million, a 1.4% increase from U.S.$69.0 million in 2016 due to an increase in the catch of fish and other marine species. In 2016, exports of frozen yellow fin tuna and fresh and frozen fish filets totaled U.S.$69.0 million, a 19.3% decrease from U.S.$85.6 million in 2015 due to a decrease in the catch of fish and other marine species.

In 2019, fishmeal exports recorded a preliminary total of U.S.$74.6 million, a 56.6% increase from U.S.$47.6 million in 2018, primarily due to growth in export volumes from increased demand. In 2018, fishmeal exports recorded a preliminary total of U.S.$47.6 million, a 21.3% increase from U.S.$39.3 million in 2017, primarily due to growth in export volumes from increased demand. In 2017, fishmeal exports recorded a total of U.S.$39.3 million, a 12.7% increase from U.S.$34.8 million in 2016, primarily due to growth in export volumes from increased demand. In 2016, fishmeal exports totaled U.S.$34.8 million, a 10.4% increase from U.S.$31.5 million in 2015, primarily due to growth in export volumes from increased demand.

The following tables set forth the composition and geographical distribution of Panama’s imports and exports for the years indicated:

TABLE NO. 20

Composition of Merchandise Exports, F.O.B.(1)

(in millions of dollars)

	2015(R)	2016(R)	2017(R)	2018(R)	2019(P)
Petroleum(2)	—	—	—	—	—
Non-petroleum Merchandise Exports:
Bananas	96.0	88.8	100.7	105.9	137.6
Muskmelon	4.6	3.6	2.8	1.0	1.5
Watermelon	14.1	15.7	9.2	9.2	12.3
Sugar	19.6	30.7	22.8	28.4	24.9
Shrimp	66.7	66.3	62.5	50.0	33.0
Coffee	23.9	25.1	24.0	19.0	27.0
Fishmeal(3)	31.5	34.8	39.3	47.6	74.6
Fresh and frozen fish filet	85.6	69.0	70.0	59.6	46.2
Other seafood(4)	2.6	2.6	1.4	1.9	1.7
Gold	—	—	—	—	—
Pineapples	21.8	14.2	13.2	13.6	10.7
Clothing	4.8	4.9	5.7	5.2	7.2
Meat from cattle	20.9	15.8	19.1	19.8	32.2
Standing cattle	—	—	—	—	—
Leather and similar products	16.9	9.2	5.6	2.6	1.9
Other	286.0	254.1	283.7	308.3	302.7
Total	695.1	634.8	659.9	672.3	713.4
Re-exports other than CFZ	217.8	138.9	154.8	146.2	156.5
Total	$912.9	$773.7	$814.8	$818.5	$869.9

Note: Totals may differ due to rounding.

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Excluding the CFZ.
(2)	Excluding sales to ships and aircraft.
(3)	Including fish oil.
(4)	Until 2015, other seafood were included in the “other” category. As of 2016, other seafood is presented in the “other seafood” category.

Source: Office of the Comptroller General and Ministry of Economy and Finance.

TABLE NO. 21(1)

Composition of Merchandise Imports, C.I.F.

(in millions of dollars)

	2015(R)	2016(R)	2017(R)	2018(R)	2019(P)
Consumer Goods	$5,256.1	$5,313.1	$5,872.6	$6,365.6	$6,258.1
Non-durable	1,622.9	1,711.2	1,822.5	1,969.5	2,073.2
Semi-durable	1,520.8	1,513.1	1,587.7	1,575.1	1,562.8
Domestic utensils	489.0	537.4	519.0	506.8	507.5
Fuels and lubricants	1,623.4	1,551.5	1,943.4	2,314.2	2,114.6
Intermediate Goods	3,311.7	2,960.5	3,219.7	3,310.7	3,161.4
Agricultural raw materials	180.2	216.1	272.4	299.8	315.1
Industrial raw materials	1,856.6	1,771.6	1,767.4	1,825.0	1,866.4
Construction materials	1,137.5	845.0	1,046.7	1,037.0	843.0
Other intermediate goods	137.4	127.8	133.2	148.9	136.8
Capital Goods	3,561.4	3,419.7	3,627.5	3,556.6	3,417.0
Agricultural	51.0	69.1	65.9	61.8	45.7
Industrial, construction and electricity	1,207.3	1,135.1	1,304.7	1,229.4	1,139.2
Transportation equipment and telecommunication	1,278.8	1,265.9	1,003.9	985.2	1,064.5
Other capital goods	1,024.3	949.7	1,253.0	1,280.2	1,167.7
Total	$12,129.2	$11,693.4	$12,719.8	$13,233.0	$12,836.5

Note: Totals may differ due to rounding.

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Excluding the CFZ.

Source: Office of the Comptroller General.

The United States has historically been Panama’s most important trading partner. In 2019, trade with the United States represented 13.8% and 25.4% of total goods exported and imported, respectively. In 2018, trade with the United States represented 16.8% and 24.8% of total goods exported and imported, respectively. In 2017, trade with the United States represented 18.3% and 24.2% of total goods exported and imported, respectively. In 2016, trade with the United States represented 20.5% and 25.6% of total goods exported and imported, respectively. In 2015, trade with the United States represented 20.5% and 25.6% of total goods exported and imported, respectively. Historically, Panama’s other significant trading partners have included Costa Rica as an export destination and Japan, Brazil and Venezuela as sources of imports.

In 2019, Panama’s largest trading partners for exports were the Netherlands, the United States and China, with exports amounting to U.S.$143.4 million, U.S.$98.6 million and U.S.$59.7 million, respectively. In 2018, Panama’s largest trading partners for exports were the Netherlands, the United States and China, with exports amounting to U.S.$114.4 million, U.S.$112.9 million and U.S.$49.4 million, respectively.

In 2019, Panama’s largest trading partners for imports were the United States, China and Mexico, with imports amounting to U.S.$3,264.0 million, U.S.$1,290.1 million and U.S.$617.1 million, respectively. In 2018, Panama’s largest trading partners for imports were the United States, China and Mexico, with imports amounting to U.S.$3,281.1 million, U.S.$1,335.5 million and U.S.$640.2 million, respectively.

In 2019, Panama’s imports from the CFZ totaled U.S.$968.8 million, an increase of 3.3% compared to U.S.$937.8 million in 2018.

The share of imports from Central American countries other than Costa Rica was 3.0% of total imports in 2019. Additionally, approximately 7.5% of Panama’s 2019 imports entered Panama from the CFZ.

In January 2013, Colombia imposed supplemental import tariffs on certain textiles, apparel and footwear coming from countries with which no trade agreement with Colombia was in force. In June 2013, Panama lodged a complaint at the World Trade Organization (“WTO”) against Colombia claiming that the effective import tariff applied to those products was higher than the maximum allowed under WTO agreements. In November 2015, a WTO panel issued a report in which it concluded that the Colombian measures were inconsistent with WTO agreements. In a report dated May 12, 2016, the WTO Appellate Body rejected Colombia’s appeal and recommended that Colombia bring its tariffs into conformity with Colombia’s WTO obligations. In a notice dated September 6, 2017, the WTO Secretariat announced that panels had been composed to examine whether subsequent measures taken by Colombia are in conformity with its WTO obligations and to examine whether Panama may suspend the application of WTO concessions and other obligations in the amount of U.S.$210.0 million in respect of services, intellectual property, and the Multilateral Agreements on Trade in Goods. On October 5, 2018, the WTO concluded that the tariff measures applied by Colombia to the Panamanian re-exports of footwear and textiles did not violate the regulations of the organization. In November 2018, the Ministry of Commerce and Industry, representing the Government of Panama, filed an appeal against the WTO’s decision. On February 20, 2019, the WTO issued a statement informing that it would not be able to issue its appeal report after the expiration of the 60-day period provided for in Article 17.5 of the Dispute Settlement Understanding (DSU), nor within the 90-day period provided for in paragraph 5 of Article 17 of the DSU, due to administrative procedure of the appellate body.

TABLE NO. 22

Direction of Merchandise Trade

(as percentage of total)(1)

	2015(R)	2016(R)	2017(R)	2018(P)	2019(P)
Exports (F.O.B):
Western Hemisphere:
United States and Canada	18.9%	20.7%	18.5%	16.9%	14.0%
Mexico	1.9	1.0	1.0	1.2%	2.3%
Central America and the Caribbean:
Costa Rica	7.7	6.0	5.3	5.4	5.3
Guatemala	1.4	1.7	1.7	2.1	2.5
Colón Free Zone	3.8	3.4	3.5	4.6	7.0
Other	9.2	9.1	8.1	8.4	6.4
Total	22.1	20.3	18.7	20.6	21.2
South America:
Venezuela	0.1	0.1	0.2	0.1	0.1
Colombia	1.2	1.3	1.8	1.2	1.0
Brazil	0.2	0.7	1.0	1.2	0.7
Other	4.7	3.5	2.5	2.9	2.2
Total	6.2	5.6	5.5	5.3	4.0
TOTAL	49.2	47.5	43.6	44.0	41.5
Europe:
Germany	13.2	2.9	1.5	1.2	1.9
Spain	2.5	2.4	3.6	3.1	1.7
Italy	2.6	2.1	1.3	1.9	1.1
Netherlands	4.1	15.3	16.5	17.0	20.1
United Kingdom	1.3	2.1	1.4	1.4	1.5
Other	3.8	5.0	3.4	4.2	6.6
Total	27.6	29.9	27.7	28.7	32.7
Other Countries	23.3	22.6	28.7	27.3	25.8
TOTAL	100.0%	100.0%	100.0%	100.0%	100.0%

	2015(R)	2016(R)	2017(R)	2018(P)	2019(P)
Imports (C.I.F.):
Western Hemisphere:
United States and Canada	26.8%	26.6%	24.9%	25.7%	26.2%
Mexico	5.1	5.3	4.9	4.8	4.8
Central America and the Caribbean:
Costa Rica	3.7	3.9	3.7	3.4	3.7
Guatemala	1.5	1.5	1.4	1.5	1.6
Colón Free Zone	8.7	8.3	7.3	7.1	7.5
Other	13.9	14.3	16.3	18.4	17.6
Total	59.8	59.8	58.6	60.9	61.5
South America:
Venezuela	0.2	0.2	0.1	0.0	0.0
Colombia	3.0	3.1	2.6	2.5	2.8
Brazil	1.3	1.8	2.3	1.8	1.5
Other	2.3	2.8	3.2	3.6	3.2
Total	6.8	7.8	8.1	7.9	7.6
TOTAL	66.6	67.7	66.7	68.9	69.0
Europe:
Germany	2.3	2.2	2.4	2.1	1.9
Spain	2.8	2.3	2.2	2.6	3.8
Italy	2.2	1.5	1.3	1.1	1.1
Netherlands	0.5	1.0	0.6	0.5	0.4
United Kingdom	0.8	0.6	0.5	0.6	0.6
Other	3.5	4.0	3.9	3.7	3.7
Total	12.2	11.5	10.9	10.6	11.6
Japan	2.4	2.7	2.2	2.0	2.0
China	9.6	9.2	9.8	10.1	10.1
Other Countries	9.2	8.9	10.5	8.4	7.3
TOTAL	100.0%	100.0%	100.0%	100.0%	100.0%

Note: Totals may differ due to rounding.

(P)	Preliminary figures.
(R)	Revised figures.
(1)	Includes exports and imports between the CFZ and Panama.

Source: Office of the Comptroller General.

Foreign Direct Investment

Panama’s foreign direct investment (“FDI”) for 2019 was U.S.$4,835.2 million, a decrease of U.S.$462.0 million or 8.7% from U.S.$5,297.2 million in 2018. Reinvested earnings was the source of 44.2% of FDI in 2019. In 2019, 2.3% of FDI came from purchases of shares of domestic companies by non-resident investors. The remaining 53.5% of FDI was from other capital. Of gross FDI, U.S.$529.2 million corresponds to capital invested in the CFZ in 2019, a decrease of U.S.$94.6 million compared to the same period in 2018.

Cobre Panama (“Copper Panama”) is a large open-cast copper mine development project in Panama, located 120 km west of Panama City and 20 km from the coast of the Caribbean Sea, in Donoso District, Colón province. The concession contract for the mine is held by Minera Panamá, S.A., a Panamanian company whose majority owner is First Quantum Minerals, Ltd. (“First Quantum”). On June 14, 2019 Minera Panama made the first shipment abroad with a ship loaded with 31,200 tons of copper. In 2019, Cobre Panama produced 147,480 tons of copper concentrate, 60,074 ounces of gold and 1.1 million ounces of silver.

The following table sets forth the foreign direct investment in Panama by investor residence for the years 2014 through 2018:

TABLE NO. 23

Foreign Direct Investment in Panama by Investor Residence

	(in thousands of U.S.$)
	2014(R)	2015(R)	2016(P)	2017(P)	2018(P)
TOTAL	4,458,896	4,555,989	4,745,422	4,176,645	5,297,159
EUROPE	625,136	831,965	462,372	(404,375)	1,333,705
European Union	357,292	665,121	218,384	(936,951)	1,335,440
Germany	45,378	14,443	(4,587)	43,315	170,420
Belgium	(85,863)	(8,476)	4,194	1,116	9,357
Denmark	11,830	23,897	10,589	(965)	15,074
Spain	248,409	99,076	85,203	220,054	(34,016)
France	36,311	(80,074)	(36,224)	9,577	(1,636)
Italy	33,843	40,167	59,320	52,910	118,201
Netherlands	108,619	398,343	(151,696)	(25,526)	246,016
United Kingdom	68,844	160,309	262,843	(1,257,183)	268,746
Sweden	(31,278)	9,969	3,022	3,664	(10,600)
Other Countries(1): Greece, Hungary, Austria, Poland, Portugal, and Finland	(78,800)	7,467	(14,280)	(16,087)	553,878
Other European Countries	267,843	166,843	243,988	532,576	(1,735)
Andorra	3,930	3,394	5,120	2,889	1,006
Norway	(1,357)	12	(1,353)	44	(642)
Switzerland	243,823	161,148	232,390	547,291	(17,827)
Other countries(1): Liechtenstein, Russia and Turkey	21,447	2,289	7,831	(17,648)	15,728
AFRICA	0	0	0	0	0
South Africa	0	0	0	0	0
AMERICA	4,613,932	3,476,770	3,576,200	4,156,533	2,998,710
North America	2,202,946	2,192,862	1,685,304	3,153,604	2,145,431
Canada	29,209	1,387,067	636,833	2,141,537	1,505,655
United States	2,153,566	711,220	1,058,698	787,903	463,100
Mexico	20,171	94,575	(10,227)	224,164	176,676
Central America and the Caribbean	410,546	385,301	256,315	453,036	461,669
Aruba	7,871	(3,400)	(5,457)	(2,425)	2,968

	(in thousands of U.S.$)
	2014(R)	2015(R)	2016(P)	2017(P)	2018(P)
Bahamas	39,543	41,611	28,944	86,238	52,277
Barbados	1,436	(604)	(1,065)	(1,424)	802
Costa Rica	58,210	78,510	7,433	104,420	152,323
Cuba	460	(1,997)	(6,020)	2,009	15,010
El Salvador	7,653	15,983	24,025	34,607	32,531
Guatemala	21,157	29,239	44,466	16,146	31,456
Honduras	13,101	13,497	(52,669)	1,222	(3,864)
Jamaica	44,188	66,625	15,574	31,352	106,345
Nicaragua	26,814	11,958	29,044	22,613	(14,129)
Puerto Rico	2,881	(2,095)	(4,538)	20,402	18,858
Dominican Republic	32,536	32,637	49,914	29,603	32,412
Other countries(1): Belize, Cayman Islands, Haiti, Leeward Islands (UK), San Martin Island, Virgin Islands (USA), Trinidad and Tobago	154,696	103,337	126,664	108,273	34,680
South America	2,000,441	898,607	1,634,581	549,893	391,610
Argentina	(2,241)	1,071	40,449	(7,851)	(6,726)
Bolivia	(20)	8	(8)	(293)	77
Brazil	37,362	153,688	63,744	(50,231)	(174,422)
Chile	1,261	89	19,769	14,692	(41,367)
Colombia	1,162,046	659,450	912,741	445,913	481,034
Ecuador	638,408	27,793	300,017	28,777	17,308
Peru	37,238	26,442	17,834	24,582	4,334
Venezuela	126,387	30,067	280,035	94,304	111,372
ASIA	(973,520)	523,395	692,598	300,841	(558,604)
Middle and Near East	(22,195)	(2,401)	(768)	344	922
Israel	(22,670)	(450)	(1,240)	1,779	667
Lebanon(2)	475	(1,951)	472	(1,435)	255
Central Asia, southern and other Persian Gulf countries	41,646	83,815	14,411	(4,089)	203,684
India	(1,308)	(1,366)	2,664	13	(3,320)
Singapore	37,701	77,333	19,778	(3,748)	170,996
Other countries(1): Philippines, Pakistan, Saudi Arabia and Lebanon	5,254	7,848	(8,031)	(354)	36,008
East Asia	(992,971)	441,980	678,955	304,586	353,998
China, Hong Kong	1,780	(1,963)	10,809	(28,320)	3,179
China, People’s Republic of	40,625	33,411	124,836	51,562	41,000
Republic of Korea (South of Korea)	(509,859)	313,835	259,066	(48,853)	87,102
Japan	(38,363)	(4,496)	59,482	(42,638)	5,106
Republic of China (Taiwan)	(487,153)	101,194	224,762	372,853	217,611
OTHER COUNTRIES:(1) Angola, Uruguay, Australia and South Africa(3)	193,348	(276,140)	14,252	123,646	406,140

Note: Totals may differ due to rounding.

(1)	Due to statistical confidentiality, countries with up to two companies making direct investments have been included in this line.
(2)

In 2013, Lebanon was included within other countries in the Central Asia, southern and other Persian Gulf countries, because it did not have the required amount of companies to preserve data confidentiality.

(3)	In 2014, South Africa was included within other countries in East Asia.
(R)	Revised data.
(P)	Preliminary data.

Source: Office of the Comptroller General.

The following table sets forth foreign direct investment in Panama by category of economic activity for the years 2014 through 2018:

TABLE NO. 24

Foreign Direct Investment in Panama by Category of Economic Activity

	Foreign Direct Investment
Category of Economic Activity
	(in thousands of U.S.$)
	2014(R)	2015(R)	2016(P)	2017(P)	2018(P)
TOTAL	4,458,896	4,555,989	4,745,422	4,176,645	5,297,159
Agriculture, cattle, hunting and forestry	(1,337)	5,600	(71,301)	(18,101)	1,674
Mining and quarrying	27,965	1,673,109	801,053	2,061,397	1,589,025
Manufacturing industries	250,109	(7,634)	220,819	315,730	255,093
Electricity, gas and water supplies	(21,491)	109,862	198,393	22,274	(136,033)
Construction	54,743	299,984	208,308	280,171	(48,706)
Wholesale and retail	1,054,196	973,664	904,430	1,128,987	1,929,522
Transport, storage and mail	1,886,438	208,695	546,741	(484,314)	(200,814)
Hotels and restaurants	47,541	87,448	255,871	45,118	(19,317)
Information and communication	(425,303)	402,839	242,069	133,403	289,664
Finance and insurance activities	1,344,172	708,605	1,022,395	379,487	591,761
Real estate activities	100,960	(67,467)	116,847	(40,614)	143,484
Professional, scientific and technical activities	51,607	61,595	60,924	21,989	45,716
Administrative activities and support services	60,813	37,033	32,290	88,267	762,116
Education	8,735	19,566	49,339	47,786	(4,527)
Social and health related services	5,885	7,896	4,792	23,925	11,551
Arts, entertainment and related activities	9,771	39,719	27,595	49,807	68,334
Other services activities	4,091	(4,522)	124,857	121,333	18,616

Note: Totals may differ due to rounding.

(R)	Revised figures.
(P)	Preliminary figures.

Source: Office of the Comptroller General.

Balance of Payments

The nature of the Panamanian monetary system and unusual features of the economy cause the balance of payments to be a less important indicator than fiscal policy for purposes of assessing the Government’s debt service capacity. Specifically, in the absence of a national printed currency and a Balboa exchange market, balance of payments surpluses or deficits have less effect than fiscal policy on the accumulation or drawdown of Government foreign exchange reserves. Panamanian exporters retain the foreign exchange earned from their overseas sales, and Panamanian importers utilize their domestic U.S. dollar-denominated revenues to pay for foreign shipments. In addition, given the absence of a national printed currency and the limited role of BNP in the economy, it is often difficult to register capital movements in an orderly manner. Thus, errors and omissions in the balance of payments figures have tended to be significant.

In 1997, Panama implemented the V Version of the Balance of Payments Manual prepared by the IMF, which prescribed a different methodology from that previously used to calculate Panama’s balance of payments. Figures for years 2015 to 2019 have been calculated pursuant to the Sixth Edition of the IMF Balance of Payments and International Investment Position Manual.

In 2019, Panama registered an estimated overall surplus of U.S.$1,958.3 million, compared to an overall deficit of U.S.$455.2 million in 2018, mainly due to an increase in portfolio investment and a lower value of imports. In 2018, Panama registered an estimated overall deficit of U.S.$455.2 million, compared to an overall deficit of U.S.$1,292.6 million in 2017, mainly due to an increase in foreign investment. In 2017, Panama registered an estimated overall deficit of U.S.$1,292.6 million, compared to an overall surplus in 2016 of U.S.$1,327.3 million. In 2016, Panama registered an overall surplus of U.S.$1,327.3 million, compared to an overall deficit in 2015 of U.S.$984.5 million, primarily due to increased foreign investment and a lower value of imports.

In 2019, the current account balance recorded a deficit of U.S.$3,500.5 million, a decrease of 34.6% compared to a current account deficit of U.S.$5,355.1 million for 2018. This was primarily due to a 7.1% decrease in the value of imports to U.S.$22,261.3 million for 2019, compared to U.S.$23,968.8 million during 2018. In 2018, the current account balance recorded a deficit of U.S.$5,355.1 million, an increase of 45.0% compared to a current account deficit of U.S.$3,692.1 million for 2017. This was primarily due to a 7.5% increase in the value of imports to U.S.$23,968.8 million for 2018, compared to U.S.$22,291.2 million during 2017. In 2017, the current account balance recorded a deficit of U.S.$3,692.1 million, a decrease of 20.3% compared to a current account deficit of U.S.$4,634.0 million for 2016. This was primarily due to a 7.7% increase in the value of imports to U.S.$22,291.2 million for 2017, compared to U.S.$20,699.4 million during 2016. For 2016, the current account balance recorded a deficit of U.S.$4,634.0 million, a decrease of 4.4% compared to a current account deficit of U.S.$4,848.3 million in 2015, primarily due to an 8.2% decrease in the value of imports to U.S.$20,699.4 million in 2016, compared to U.S.$22,550.4 million in 2015.

For 2019, the capital and financial account balance recorded a surplus of U.S.$7,209.0 million, an increase of 21.6% compared to a capital and financial account surplus of U.S.$5,926.5 million for 2018. For 2018, the capital and financial account balance recorded a surplus of U.S.$5,926.5 million, an increase of 30.8% compared to a capital and financial account surplus of U.S.$4,530.6 million for 2017. For 2017, the capital and financial account balance recorded a surplus of U.S.$4,530.6 million, a decrease of 44.4% compared to a capital and financial account surplus of U.S.$8,154.1 million for 2016. For 2016, the capital and financial account balance recorded a surplus of U.S.$8,154.1 million, an increase of 47.7% compared to a capital and financial account surplus of U.S.$5,522.1 million in 2015, primarily due to increased foreign investment.

In 2019, foreign direct investment as calculated by the Instituto Nacional de Estadísticas y Censo de Panamá (“INEC”) recorded net inflows of U.S.$4,200.8 million, a decrease of 18.2% compared to net inflows of U.S.$5,134.1 million in 2018. In 2019, foreign portfolio investment recorded net inflows of U.S.$3,786.1 million, compared to net inflows of U.S.$528.9 million in 2018. In 2019, other capital recorded net outflows of U.S.$800.0 million, compared to net inflows of U.S.$240.8 million in 2018.

In reviewing Panamanian balance of payments statistics for merchandise imports and exports, it is important to consider the effect of the Colon Free Trade Zone (CFZ) and the significant amount of merchandise passing through it. In 2019, Panama had U.S.$11,751.2 million in non-CFZ merchandise imports, a decrease of 3.0% from U.S.$12,113.7 million during 2018. Imports to the CFZ for 2019 were U.S.$8,655.3 million, a 11.4% decrease from U.S.$9,772.9 million for 2018. In 2019, non-CFZ merchandise exports totaled an estimated U.S.$1,237.4 million, an 84.1% increase compared to U.S.$672.3 million for 2018. CFZ re-exports for 2019 were estimated to be U.S.$9,814.0 million, a 9.2% decrease from U.S.$10,808.1 million for 2018. In 2018, Panama had U.S.$12,113.7 million in non-CFZ merchandise imports, an increase of 4.1% from U.S.$11,640.5 million in 2017, while imports to the CFZ for 2018 were U.S.$9,772.9 million, a 6.2% increase from U.S.$9,202.3 million in 2017. Meanwhile, Panama had an estimated U.S.$672.3 million in non-CFZ merchandise exports in 2018, a 3.9% increase compared to U.S.$660.0 million in 2017, while CFZ re-exports for 2018 were estimated to be U.S.$10,808.1 million, a 3.6% increase from U.S.$10,431.6 million in 2017.

Excluding the CFZ, Panama has historically registered large merchandise trade deficits. The deficit, excluding the CFZ, was U.S.$10.7 billion (24.7% of GDP in chained volume measure) in 2019, a decrease from U.S.$11.8 billion (28.2% of GDP in chained volume measure) during 2018. The deficit, excluding the CFZ, was U.S.$11.8 billion (28.2% of GDP in chained volume measure) in 2018, an increase from U.S.$11.2 billion (27.8% of GDP in chained volume measure) in 2017. However, these deficits have been significantly offset by the economic value added by the CFZ. In 2019, the merchandise trade deficit including the CFZ was U.S.$9.3 billion (21.6% of GDP in chained volume measure), a decrease from U.S.$10.6 billion (25.4% of GDP in chained measure) in 2018. In 2018, the merchandise trade deficit including the CFZ was U.S.$10.6 billion (25.4% of GDP in chained volume measure), an increase from U.S.$9.8 billion (24.4% of GDP in chained measure) in 2017. Other segments within the service sector of the Panamanian economy, including ports and the Panama Canal, also help to offset the merchandise trade deficit. In 2019, the service sector had a net balance of payments surplus of U.S.$9.6 billion, an increase of 0.1% from U.S.$9.5 billion compared to 2018. In 2018, the service sector had a net balance of payments surplus of U.S.$9.5 billion, an increase of 2.6% from U.S.$9.3 billion in 2017. In 2016 and 2015, the service sector had net balance of payments surpluses of U.S.$8.1 billion and U.S.$7.9 billion, respectively.

The following table sets forth Panama’s balance of payments for the years 2015 through 2019:

TABLE NO. 25

Balance of Payments(1)

(in millions of dollars)

	2015(R)	2016(P)	2017(P)	2018(P)	2019(P)
Current Account:
Goods Trade(2)
Exports	12,764.0	11,687.0	12,469.6	13,355.6	12,947.1
Imports	(22,550.4)	(20,699.4)	(22,291.2)	(23,968.8)	(22,261.3)
Balance	(9,786.4)	(9,012.4)	(9,821.5)	(10,613.2)	(9,314.3)
Services	7,857.5	8,056.9	9,296.8	9,540.9	9,550.7
Rent(3)	(2,813.4)	(3,559.3)	(3,043.0)	(4,212.5)	(3,705.6)
Unilateral Transfers(4)	(106.0)	(119.2)	(124.4)	(70.2)	(31.3)
Balance	(4,848.3)	(4,634.0)	(3,692.1)	(5,355.1)	(3,500.5)
Capital and Financial Account:
Capital Account	26.9	24.0	25.2	22.7	22.1
Financial Account	5,495.2	8,130.1	4,505.4	5,903.8	7,186.9
Direct Investment	3,972.1	4,652.2	4,314.5	5,134.1	4,200.8
Portfolio Investment	(506.4)	856.3	348.4	528.9	3,786.1
Other Capital	2,029.5	2,621.6	(157.4)	240.8	(800.0)
Assets	(2,747.7)	642.5	3,590.8	(987.1)	(229.8)
Liabilities	4,777.2	1,979.1	(3,748.3)	1,228.0	(570.2)
Balance	5,522.1	8,154.1	4,530.6	5,926.5	7,209.0
Errors and Omissions (net)	(1,658.3)	(2,192.8)	(2,131.2)	(1,026.6)	(1,750.2)
Overall Surplus (Deficit)	(984.5)	1,327.3	(1,292.6)	(455.2)	1,958.3
Financing	984.5	(1,327.3)	1,292.6	455.2	(1,958.3)
Total Reserves	77.4	(608.9)	971.1	632.3	(1,227.1)
Use of IMF credit and IMF loans	—	—	—	—	—

Exceptional Financing	907.1	(718.4)	321.5	(177.1)	(731.2)

Note: Totals may differ due to rounding.

(P) Preliminary figures.

(R) Revised figures.

(1) Calculated pursuant to the Sixth Edition of the IMF Balance of Payments and International Investment Position Manual.

(2) Includes CFZ figures.

(3) Includes wages and investment profits.

(4) Unilateral transfers consist of transactions without a quid pro quo, many of which are gifts and remittances.

Source: Instituto Nacional de Estadísticas y Censo de Panamá

For information regarding Panama’s international reserves, see “Public Finance—International Reserves”.

PUBLIC SECTOR DEBT

Internal Debt

As of December 31, 2019, public sector internal debt outstanding totaled approximately U.S.$6,795.3 million, an increase of 32.9% compared to U.S.$5,112.1 million as of December 31, 2018, primarily due to the issuance U.S.$1,000,000,000 of the 3.75% Euroclearable Treasury Note due 2026 . As of December 31, 2019, Panama’s public sector internal debt as a percentage of GDP was 10.2% (based on estimated nominal GDP of U.S.$66.8 billion for 2019), compared to 7.9% as of December 31, 2018 (based on estimated nominal GDP of U.S.$65.1 billion for 2018). As of December 31, 2019, Panama’s public sector internal debt represented approximately 21.9% of total public sector debt, compared to 19.9% as of December 31, 2018.

As of December 31, 2018, public sector entities, official banking institutions and BNP in particular held U.S.$302.9 million or 4.5% of Panama’s internal debt. The remaining U.S.$6,492.4 million or 95.5% of Panama’s internal debt was outstanding in the market and held by private creditors.

As of December 31, 2019, total public debt was U.S.$31,018.5 million. Internal public debt accounted for 21.9% of total debt, while external public debt accounted for 78.1% of total debt. The average maturity of the debt portfolio as of December 31, 2019 was 12.2 years, with an average duration of 8.2 years. As of December 31, 2019 local secondary market transactions reached U.S.$538.4 million.

Primary market transactions during 2019 included the issuance of U.S.$251.5 million of Treasury Bonds due 2024 and U.S.$245.0 million of Treasury Notes due 2023.

In the domestic market, the Ministry of Economy and Finance from time to time issues, by auction, bills (with maturities up to 12 months), notes (with maturities from three to seven years) and bonds (with maturities greater than seven years).

In 2015, the Government continued the program of Treasury Bill issuances with 20 auctions and one direct placement from January 13, 2015 to December 29, 2015. Panama issued U.S.$715.0 million of zero-coupon Treasury Bills. In 2015, a new instrument was auctioned through the Market Makers Program, a series of Treasury Notes having a 3.0% coupon and a maturity date of 2019 (“Treasury Notes due 2019”). By the end of 2015, the Treasury Notes due 2019 had been auctioned in an inaugural offering and five re-openings in a total aggregate amount of U.S.$290.0 million. Cabinet Decree No. 8 of March 10, 2015, which modified Cabinet Decree No. 8 of April 18, 2007, increased the maximum amount of Treasury Bills that may be outstanding at year-end to U.S.$1.0 billion, and at December 31, 2015, the amount of Treasury Bills outstanding at year end reached U.S.$604.0 million.

In 2016, Panama issued U.S.$1,362.2 million face amount of securities in the Panamanian market, composed of U.S.$346.0 million of zero-coupon Treasury Bills issued in thirteen auctions, U.S.$317.7 million of the Treasury Notes due 2019 issued in seven reopenings and U.S.$698.5 million of the Treasury Bonds due 2024 issued in four reopenings. Pursuant to authority granted by Cabinet Decree No. 20 of May 24, 2016, the Ministry of Economy and Finance executed a liability management transaction that consisted of the partial repurchase of U.S.$324.3 million of Treasury Notes due 2018 in order to mitigate refinancing risk and to improve the internal debt amortization profile. As of December 31, 2016, the outstanding balance of Treasury bills had fallen to U.S.$252.0 million, a decrease of 58.3% compared to U.S.$604.0 million as of December 31, 2015, primarily due to the implementation of the TSA, which permits financing approximately 50% of the Central Government deficit through the application of internal Government resources, rather than resorting to other sources of credit. In 2015 , the Government launched the TSA project aimed at unifying over 5,000 bank accounts maintained by public entities in local banks and allowing the Government to improve the management of the liquidity of public funds, increase the effectiveness of the existing treasury system, speed up the processing of payments and provide savings to the public treasury.

During 2017, Panama conducted four auctions of Treasury Bonds due 2024 and sold U.S.$352.0 million aggregate amount of such securities, bringing the total amount outstanding of such security to U.S.$1,150.5 million as of December 31, 2017. During 2017, Panama issued U.S.$118.5 million of 3.0% Treasury Notes due 2023. As of December 31, 2017, Panama has conducted nine auctions of Treasury Bills and issued U.S.$288.0 million of such securities, all of which were outstanding at December 31, 2017. In June 2017, as part of an initiative to increase participation in domestic debt securities auctions and the secondary market, the Ministry of Economy and Finance added Global Valores to the Market Makers Program.

In 2018, Panama conducted one auction of Treasury Bonds due 2024 and sold U.S.$94.0 million of such securities, bringing the total amount outstanding of such security to U.S.$1,244.5 million as of December 31, 2018. During 2018, Panama issued U.S.$385.0 million of 3.0% Treasury Notes due 2023. As of December 31, 2018, Panama had conducted eleven auctions of Treasury Bills and issued U.S.$323.0 million of such securities, all of which were outstanding at December 31, 2018.

In 2019, Panama conducted two auctions of Treasury Bonds due 2024 and sold U.S.$251.5 million aggregate principal amount of such securities, bringing the total amount outstanding of such security to U.S.$1,496.0 million as of December 31, 2019. During 2019, Panama issued U.S.$245.0 million of 3.0% Treasury Notes due 2023. As of December 31, 2019, Panama had conducted twelve auctions of Treasury Bills and issued U.S.$371.5 million of such securities, all of which were outstanding at December 31, 2019. In addition, in 2019, Panama issued U.S.$1,000,000,000 of its 3.75% Euroclearable Treasury Note due 2026. In 2019, Panama issued U.S.$421.4 million of 3.0% notes due 2029 with the proceeds used for payment of debts owed by certain state entities to the CSS. Additionally in 2019, Panama issued U.S.$464.9 million of 2.85% notes due 2027 with the proceeds used to repay a loan owed by BNP to the CFZ and for the payment of debts owed by the Government to financial institutions that provide mortgages under the preferential interest regime. On June 5, 2019, Panama’s 3.00% Treasury Notes due 2019 matured.

The following table sets forth Panama’s outstanding public sector internal debt at year-end for the years 2015 through 2019:

TABLE NO. 26

Public Sector Internal Debt

(in millions of U.S. dollars)

	December 31,
	2015	2016	2017	2018	2019
Private Sector Sources:
Treasury bills (maturity up to 12 months)	$604.0	$252.0	$288.0	$323.0	$331.5
Treasury notes (maturity from 3 years to 7 years)	$1,949.1	$1,942.5	$2,061.0	$1,776.4	$2,878.6
Domestic bonds (maturity greater than 7 years)	$1,464.0	$2,162.5	$2,514.5	$2,608.5	$3,281.4
Long-term private financing	7.4	3.1	0.9	0.9	0.9
Suppliers	0.0	8.0	6.0	4.0	0.0
Total	$4,024.5	$4,368.1	$4,870.4	$4,712.9	$6,492.4
Public Sector Sources:
Official banking institutions	$548.8	$331.6	$113.1	$399.2	$302.9
Total	$548.8	$331.6	$113.1	$399.2	$302.9
Total Public Sector Internal Debt	$4,573.3	$4,699.7	$4,983.5	$5,112.1	$6,795.3

Source: Ministry of Economy and Finance.

External Debt

As of December 31, 2019, total public sector external debt (i.e., external debt of the Central Government) was U.S.$24.2 billion, an increase of U.S.$3.6 billion from December 31, 2018, due primarily to the issuance of U.S.$1.5 billion of its 3.16% Global Bonds due 2030; U.S.$1.0 billion of its 4.30% Global Bonds due 2053; U.S.$0.8 billion of its 3.87% Global Bonds due 2060; and disbursements of loans from multilateral agencies in the amount of U.S.$778.7 million. Panama’s public sector external debt as a percentage of GDP was 36.2% as of December 31, 2019 (based on an estimated GDP of U.S.$66.8 billion for 2019), which represents an increase of 4.6 percentage points compared to a ratio of 31.6% as of December 31, 2018 (based on an estimated nominal GDP of U.S.$65.1 billion for 2018). As of December 31, 2019, U.S.$19.1 billion of total public sector external debt had a fixed interest rate, while U.S.$5.1 billion had a floating interest rate.

As of December 31, 2019, approximately 74.3% of total public sector external debt was owed to commercial lenders and bondholders, with 25.0% owed to multilateral institutions and 0.7% owed to bilateral lenders. As of December 31, 2018, approximately 71.7% of total public sector external debt was owed to commercial lenders and bondholders, with 27.4% owed to multilateral institutions and 0.9% owed to bilateral lenders. As of December 31, 2017, approximately 71.2% of total public sector external debt was owed to commercial lenders and bondholders, with 27.8% owed to multilateral institutions and 1% owed to bilateral lenders. As of December 31, 2016, approximately 71.8% of total public sector external debt was owed to commercial lenders and bondholders, with 26.8% owed to multilateral institutions and 1.2% owed to bilateral lenders. As of December 31, 2015, approximately 72.0% of the total public sector external debt was owed to commercial lenders and bondholders, with 26.6% owed to multilateral institutions and 1.4% owed to bilateral lenders.

The following tables set forth the composition of public sector external debt outstanding at year-end for the years 2015 through 2019 and the scheduled amortizations for public sector external debt for each of the years indicated:

TABLE NO. 27

Public Sector External Debt(1)

(in millions of U.S. dollars)

	December 31,
	2015	2016	2017	2018	2019
Commercial banks	$889.5	$744.1	$613.2	$518.0	$451.9
Bonds	10,377.4	11,387.4	12,478.2	14,237.9	17,542.0
Multilateral agencies	4,158.2	4,564.3	5,103.7	5,635.7	6,059.9
Bilateral entities	223.1	206.2	194.9	183.2	169.4
Total	$15,648.3	$16,901.9	$18,390.0	$20,574.8	$24,223.2

(1)

Debt stated at its outstanding principal amount and not at trading value in the secondary market. All external debt of the Republic is funded debt. Currencies other than U.S. dollars are translated into U.S. dollars at the exchange rate as of December 31, 2019.

Source: Ministry of Economy and Finance.

TABLE NO. 28

Public Sector External Debt Amortization

(in millions of U.S. dollars)(1)(2)

	2020	2021	2022	2023	2024-2060
Multilaterals
World Bank	76.5	80.1	79.3	97.0	850.2
IADB	153.9	191.1	203.4	207.0	2,503.9
CAF	80.9	101.4	113.0	122.6	1,094.0
EIB	1.7	1.9	2.1	3.3	49.4
OFID	4.7	4.7	4.7	4.7	28.5
Total	$317.7	$379.2	$402.5	$434.6	$4,526.0
Bilateral	6.3	6.3	12.3	12.3	132.1
Bonds	1,185.2	382.4	0.0	138.9	15,835.4
Commercial Debt	93.7	95.0	95.0	77.6	90.7
Total	$1,285.2	$483.7	$107.3	$228.8	$16,058.2

(1)	Projections based on outstanding balance as of December 31, 2019.
(2)	Figures include external debt guaranteed by the Republic.

Source: Ministry of Economy and Finance.

The 1980s Debt Crisis. Panama’s economic performance measured by the growth rate of GDP during the 1980s was poor in comparison with the strong results registered during the previous three decades. The factors causing low growth rates included the growing influence of the public sector on the economy and the uncertainty related to the military government’s control of the country. Additionally, Panama had borrowed heavily in the late 1970s and early 1980s, and the maturity profile of Panamanian public sector debt was highly concentrated.

In 1987, Panama defaulted under all of its external indebtedness. Panama subsequently was declared ineligible to use the resources of the IMF and the World Bank, and the IADB placed the country on non-accrual status.

Following the United States’s military operation in December 1989, the government of then President Guillermo Endara declared that it would honor existing financial obligations. Panama subsequently cleared its substantial arrears with the international financial institutions, the Paris Club and its international bondholders. In 2001, Panama completed payments on its restructured Paris Club debt and, in 2002, on its floating rate notes issued in 1994 to restructure bonds in default at that time.

1995 Financing Plan. On May 9, 1995, Panama and its Bank Advisory Committee reached an agreement-in-principle on the restructuring of Panama’s medium- and long-term public sector indebtedness owed to commercial banks, as well as for interest arrears accrued in respect of such indebtedness since 1987. Pursuant to that agreement, on July 17, 1996, Panama issued approximately U.S.$3.2 billion principal amount of bonds to holders of certain debt (“Eligible Debt”) in consideration for the tender by such holders of their Eligible Debt and interest arrears accrued in respect thereof since 1987 (“Eligible Interest”). The bonds were issued pursuant to an exchange agreement implementing the Republic of Panama 1995 Financing Plan (the “1995 Financing Plan”), which provided for the restructuring of approximately U.S.$2.0 billion of Eligible Debt and arrangements for approximately U.S.$1.8 billion of Eligible Interest. On July 17, 2006, Panama redeemed all of the bonds issued under its 1995 Financing Plan.

International Financial Institutions.

The IADB has been a significant source of financing for Panama. As of June 30, 2020, Panama had agreements with the IADB for a total of U.S.$1.3 billion in loans. These agreements finance projects in health, transportation, social investment and modernization as well as co-financings with the World Bank concerning public sector reforms and sectoral adjustments.

In 2015, the IADB approved four new loans to Panama: U.S.$150 million was provided to support Panama’s transport and logistics sector reform program, U.S.$150 million was provided for transparency and equity spending on a social protection program, U.S.$110 million was provided for a project to improve the sanitation of Panama Bay and U.S.$50 million was provided for a Development and Social Inclusion program.

In 2016, the IADB approved three new loans to Panama: U.S.$160 million was provided to support integrated networks of health services; U.S.$200.0 million was provided to support the Transport and Logistics Sector Reform Program II; and U.S.$200.0 million was provided to support the Program for Transparency and Equity in Spending on Social Protection II.

As of December 31, 2017, Panama had signed two loans with the IADB, one for U.S.$150.0 million to finance part of the “Arraiján and La Chorrera-PSACH Stage I District Sanitation Program” and the other to finance U.S.$300.0 million of the “Program for Supporting the Sustainable Development of Public Services”.

Between March 31, 2018 and December 31, 2019, Panama signed 11 loans with the IADB: one for U.S.$250.0 million to finance IDAAN’s operational management improvement programs in Panama City; a second for U.S.$200.0 to finance a social welfare project; a third for U.S.$200.0 million to finance reforms and improvements to the transportation and logistics sector; a fourth for U.S.$100.0 million to finance a program to improve the efficiency and quality of public schools; a fifth for U.S.$87.0 million to finance increased connectivity in the central and western regions of Panama; a sixth for U.S.$75.0 million to finance a program for the integration of customs software and databases; a seventh for U.S.$62.0 million for the conservation and protection of natural and cultural heritage sites under the Ministry of Environment; an eighth for U.S.$45.0 million for the conservation and protection of natural and cultural heritage sites under the Instituto Nacional de Cultura; a ninth for U.S.$20 million to promote the development of Panama’s human resources; a tenth for U.S.$150 million to support gender equality policies; and an eleventh for U.S.$200 million to finance the promotion of competitiveness and economic diversification.

As of May 14, 2020, Panama signed a loan with the IADB for U.S.$100.0 million to finance the Program of Integral Urban Development of Cities with Tourist Vocation.

The Republic has entered into several multilateral and bilateral agreements for the construction of the Metro de Panama. The cost of the first phase, which consisted of Metro Line 1, is estimated to be approximately U.S.$1.88 billion and has been financed through Central Government borrowings from multilateral and bilateral lending institutions. In this connection, in July 2011, the Republic entered into an agreement with CAF for a loan in the amount of U.S.$400 million, which had been disbursed in full as of August 2014. On February 9, 2012, the Republic entered into credit facilities with Compagnie Française d’Assurance pour le Commerce Extérieur (“COFACE”) for a loan in the amount of U.S.$297.8 million and with Compañía Española de Seguros de Crédito a la Exportación S.A. (“CESCE”) for a loan in the amount of U.S.$64.1 million. In June 2014, U.S.$274.0 million was disbursed under this COFACE facility and U.S.$57.6 million was disbursed under this CESCE facility, with the remaining amounts available under the facility agreements cancelled. On June 29, 2012, the Republic entered into a syndicated facility with a MIGA guarantee for a credit up to U.S.$250 million and the facility had been completely disbursed as of August 2013. In February 2013, the Republic entered into an agreement with CAF for a loan in the amount of U.S.$100.0 million; as of June 2016, this loan had been completely disbursed. In March 2014, the Republic entered into an additional loan agreement with CAF for credit of up to U.S.$100.0 million; as of June 2016, this loan had been completely disbursed. In November 2013, the Republic entered into a second syndicated facility with a MIGA guarantee for credit up to U.S.$250 million; as of August 2014, the facility had been disbursed in full. In March 2017, the Government signed a contract with ING Bank, a branch of ING-DiBa AG, and Citibank, N.A., for a U.S.$137.3 million loan for modifications to the Panama Metro Line 1 and the supply of 70 new train cars. On December 28, 2017, the first disbursement, for an amount of U.S.$47.2 was made. On June 21, 2019, an additional U.S.$34.6 million were disbursed under the CESCE facility.

Panama is a member of the IMF. Under Article IV of the IMF’s Articles of Agreement, the IMF holds bilateral discussions with its member countries, usually every year, to assess their economic health.

On February 17, 2020, the IMF concluded its Article IV Mission for 2020, addressing issues of development and economic policies of the Republic of Panama. The Article IV Report for 2020 was published on the IMF website on February 19, 2020.

On May 4, 2020, the IMF approved a loan of U.S.$513.5 million under the Rapid Financing Instrument (RFI).

As of June 30, 2020, Panama’s total subscriptions in the IMF (which correspond to its IMF quota) were SDR 376.8 million. As of July 21, 2020, Panama’s total subscriptions in the World Bank were U.S.$89.1 million. As of June 30, 2020, Panama’s total subscriptions in MIGA were U.S.$2.3 million. As of July 7, 2020, Panama’s total subscriptions in the IFC were U.S.$7.7 million. As of December 31, 2017, Panama’s total subscriptions in the CAF were U.S.$238.3 million to Series A and Series B ordinary shares. On August 5, 2019, the Republic of Panama made payment for 2,434 shares to the CAF for the sum of U.S.$34.6 million.

As of December 31, 2019, Panama’s subscription to the IADB was U.S.$793.1 million. Of this subscription, U.S.$25.3 million had been paid as of December 31, 2015, with the balance callable if required to meet the IADB’s obligations. Panama’s contribution to the IADB’s Fund for Special Operations (which corresponds to its quota) was U.S.$26.7 million as of December 31, 2015. As of February 2015, Panama paid U.S.$1.6 million corresponding to the fourth installment of the ninth increase in ordinary capital which was effective as of February 29, 2012. As of June 2016, Panama has paid U.S.$1.7 million for the fifth installment, which corresponds to 123 shares plus 19 additional shares of Venezuela, subscribed to by Panama.

On November 13, 2017, Panama approved total contributions of U.S.$8.0 million to the IADB’s Multilateral Investment Fund.

On June 12, 2019, the first Contribution Fee to the IADB’s Multilateral Investment Fund III (MIF III) was paid in the amount of U.S.$ 2.7 million.

On October 30, 2019, the Republic of Panama made payment for 118 shares to the Inter-American Investment Corporation (IIC) for a total amount of U.S.$1.9 million.

In January 2007, Panama joined the Central American Bank for Economic Integration (“CABEI”) as a non-regional and non-founding member and agreed to pay a subscription of U.S.$57.6 million, with 25% as paid-in capital and 75% as callable capital if required by the CABEI to meet its obligations for funds borrowed or loans guaranteed by it. On April 26, 2016, Cabinet Decree No. 18 authorized Panama to subscribe to “B” Series shares in the CABEI and to increase its shareholding to U.S.$255.0 million. On September 16, 2016, Panama paid the first installment of this increase, U.S.$12.3 million, which allowed Panama to appoint a Principal Director to the Board of Directors of CABEI, and Panama has since paid a second installment of the same amount. On September 12, 2018, the payment of the third installment corresponding to the subscription of B shares for capital increase between the Republic and CABEI was made in the amount of U.S.$12.3 million. On September 19, 2019, the fourth and last installment payable in cash corresponding to the subscription of B Series for capital increase between the Republic and CABEI was paid in the amount of U.S.$12.3 million.

As of December 31, 2018, Panama signed a loan agreement with the CABEI for U.S.$70.0 million for the “Project Gorgas Campus Phase I”. On June 7, 2017, Panama entered into a loan agreement with CABEI for U.S.$100 million to partially finance sanitation projects in Arraiján and La Chorrera, each in Panama Oeste province.

On March 14, 2017, the Government and the CAF (currently the Development Bank of Latin America) signed agreements for a U.S.$95 million loan to finance the “Wastewater Management Project for Burunga and Arraiján Cabecera, Panama” and for a U.S.$75.0 million loan to construct the Institute of Technical and Superior Education of Eastern Panama, with a second loan of U.S.$75.0 anticipated for phase two of the construction. In April 2016, Panama had entered into a loan agreement with CAF for U.S.$45.0 million for a sanitation project. In November 2015, Panama entered into two new loan agreements with CAF for an amount up to U.S.$140.0 million for sanitation projects.

On August 30, 2017, the CAF approved a U.S.$250 million loan to finance a program aimed at modernizing and improving transparency in the financial management of the Panamanian government.

As of May 2019, Panama had signed seven new loan agreements with CAF: one for U.S.$75.0 million to finance a wastewater management program of the Arraiján and La Chorrera Districts-Project; a second for U.S.$75.0 million to finance investments on certain infrastructure projects; a third for U.S.$50.0 million to finance a second wastewater management program of the Arraiján and La Chorrera Districts; a fourth for U.S.$27.6 million to finance the master plan for the agricultural sector of the western region of Panama; a fifth for U.S.$300.0 million to finance improvements to air and safety standards; and a sixth for U.S.$125.0 million to finance innovation and technology projects and U.S.$27.0 million to finance biodiversity and environmental projects. On June 12, 2020, CAF approved a loan of U.S.$350.0 million to finance assistance projects aimed at mitigating COVID-19’s negative economic impact.

In April 2015, the World Bank approved a loan for a total amount of U.S.$300 million to finance the First Programmatic Shared Prosperity Development Policy Loan. In December 2015, the World Bank approved a loan for a total amount of U.S.$75.0 million to finance the System of Social Protection and Inclusion. Cabinet Decree No. 17 of May 23, 2017 authorized a U.S.$65.0 million loan agreement with the World Bank for the Burunga Residual Water Management Project, which contemplates the design and construction of sewage networks, secondary collectors, main pumping stations and a wastewater treatment plant.

On July 13, 2017, the International Bank for Reconstruction and Development (IBRD) approved a loan of U.S.$290,000 to finance Panama’s health information system.

As of December 31, 2018, Panama signed two loans with the IBRD: U.S.$100.0 million to finance “The Third Programmatic of Shared Prosperity Development Policies” and U.S.$80.0 million to finance “The Integral Development Plan for the Indigenous Peoples of Panama”.

On September 7, 2017, the National Economic Council issued approval for a loan agreement for U.S.$50.0 million with the EIB for partial financing of the Panama Oeste-Burunga sanitation program, which was signed on November 15, 2017.

As of December 31, 2018, Panama signed two loans with the EIB: U.S.$50.0 million to finance “The Sanitation of Arraiján-Chorrera District” and U.S.$50.0 million to finance “The Sanitation Project of the West Sector, Burunga-Arraiján”.

Global Notes and Bonds.

On April 1, 2020, Panama issued U.S.$2,500,000,000 aggregate principal amount of its 4.500% Global Bonds due 2056.

On November 26, 2019, Panama issued U.S.$300,000,000 aggregate principal amount of its 3.160% Global Bonds due 2030 and U.S.$1,000,000,000 Global Bonds due 2053.

On July 23, 2019, Panama issued U.S.$1,250,000,000 aggregate principal amount of its 3.160% Global Bonds due 2030 and U.S.$750,000,000 aggregate principal amount of its 3.870% Global Bonds due 2060.

On April 10, 2019, Panama issued U.S.$1,000,000,000 aggregate principal amount of its 3.750% Euroclearable Treasury Notes due 2026.

On October 18, 2018, Panama issued U.S.$550,000,000 aggregate principal amount of its 4.500% Global Bonds due 2050.

On April 9, 2018, Panama issued U.S.$1,200.00 million aggregate principal amount of its 4.500% Global Bonds due 2050.

On May 15, 2017, Panama conducted a liability management transaction involving an issuance of U.S.$1,168,292,000 aggregate principal amount of its 4.500% Global Bonds due 2047; a reopening and issuance of U.S.$253,988,000 aggregate principal amount of its 3.875% Global Bonds due 2028; and a purchase by Panama of U.S.$345,473,000 aggregate principal amount of its 5.200% Global Bonds due 2020. Following the transaction, the aggregate outstanding principal amount of Panama’s 5.200% Global Bonds due 2020 was reduced from U.S.$1,500,000,000 to U.S.$1,154,527,000.

On March 10, 2016, Panama issued U.S.$1.0 billion aggregate principal amount of its 3.875% Global Bonds due 2028.

On March 16, 2015, Panama issued U.S.$1.25 billion aggregate principal amount of its 3.750% Global Bonds due 2025.

On September 4, 2003, Panama filed with the SEC Amendment No. 1 to Panama’s fiscal agency agreement, dated as of September 26, 1997, between Panama and The Bank of New York Mellon (as successor in interest to JPMorgan Chase Bank) to provide for the issuance in the future of global bonds with collective action clauses that, among other things, permit Panama to amend certain key terms of the bonds, including the maturity date, interest rate and other payment terms, with the consent of the holders of not less than 75% of the aggregate principal amount of outstanding bonds of the same series.

On February 19, 2015, Panama filed with the SEC Amendment No. 2 to Panama’s fiscal agency agreement with The Bank of New York Mellon to provide for modification of the payment provisions of any series of debt securities and other reserve matters listed in the fiscal agency agreement with the written consent of Panama and the affirmative vote or consent of the holders of: (1) with respect to a single series of debt securities, holders of more than 75% of the aggregate principal amount of the outstanding debt securities of such series; (2) with respect to two or more series of debt securities, if certain “uniformly applicable” requirements are met, holders of more than 75% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of debt securities, holders of more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate, and holders of more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the proposed modification, taken individually. This amendment will apply to securities of any series issued after February 19, 2015 that are in their terms explicitly stated to be Aggregated Collective Action Securities.

Amendment No. 2 to Panama’s fiscal agency agreement with The Bank of New York Mellon also provided for “Equal Ranking Securities” that will rank without any preference among themselves and equally with all other unsecured and unsubordinated public indebtedness of Panama. It is understood that this provision shall not be construed so as to require Panama to make payments under the debt securities ratably with payments being made under any other public indebtedness.

On October 26, 2016, Panama filed with the SEC Amendment No. 3 to Panama’s fiscal agency agreement with The Bank of New York Mellon. Amendment No. 3 clarifies that (a) if certain “uniformly applicable” requirements are not met, then a modification to the payment provisions of any series of debt securities and other reserve matters listed in the fiscal agency agreement, in so far as such modification affects the securities of two or more series, must be effected with the written consent of Panama and the affirmative vote or consent of holders of more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate, and holders of more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the proposed modification, taken individually; and that (b)

if certain “uniformly applicable” requirements are met, then a modification to the payment provisions of any series of debt securities and other reserve matters listed in the fiscal agency agreement, in so far as such modification affects the securities of two or more series, may be effected, at Panama’s option, by the aforementioned method or with the written consent of Panama and the affirmative vote or consent of holders of more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate, and holders of more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the proposed modification, taken individually. Amendment No. 3 also amends the definition of “public sector instrumentality” and clarifies the definition of “uniformly applicable” in Panama’s fiscal agency agreement with The Bank of New York Mellon.

TABLES AND SUPPLEMENTARY INFORMATION

TABLE NO. 29

External Direct Debt of the Republic

Central Government

	Interest	Issue Date	Final Maturity	Amortization	December 31, 2019(1) (in millions of dollars)
MULTILATERAL ORGANIZATIONS					$6,041.1
Inter-American Development Bank(2)	Various	Various	Various	Semiannually	3,240.5
World Bank	Various	Various	Various	Semiannually	1,183.1
European Investment Bank	Floating	Various	Various	Semiannually	58.4
Development Bank of Latin America	Floating	Various	Various	Semiannually	1,511.9
OPEC Fund for International Development	Fixed	Various	Various	Semiannually	47.2
BILATERAL ORGANIZATIONS					$169.4
Banks with Official Guarantees(2)	Various	Various	Various	Semiannually	20.5
Support Groups(2)	Fixed	Various	Various	Semiannually	0.0
Government Direct Creditors(2)	Fixed	Various	Various	Semiannually	148.8
COMMERCIAL BANKS	Various	Various	Various	Various	$451.9
GLOBAL BONDS	Various	Various	Various	Various	$17,542.0
Global 2027	8.88%	Sep 26, 1997	Sep 30, 2027	Bullet	975.0
Global 2029	9.38%	Mar 31, 1999	Apr 01, 2029	Bullet	951.4
Global 2020	10.75%	July 13, 2000	May 15, 2020	Bullet	30.7
Global 2023	9.38%	Dec 03, 2002	Jan 16, 2023	Bullet	138.9
Global 2034	8.13%	Jan 28, 2004	Apr 28, 2034	Bullet	172.8
Global 2026	7.13%	Nov 29, 2005	Jan 29, 2026	Bullet	980.0
Global 2036	6.70%	Jan 26, 2006	Jan 26, 2036	Various	2,033.9
Global 2020	5.20%	Nov 23, 2009	Jan 01, 2020	Bullet	1,154.5
Samurai 2021(3)	1.81%	Jan 26, 2011	Jan 25, 2021	Bullet	382.4
Global 2053	4.30%	Apr 29, 2013	Apr 29, 2053	Various	1,750.0
Global 2024	4.00%	Sept 15, 2014	Sep 22, 2024	Bullet	1,250.0
Global 2025	4.00%	Mar 11, 2015	Mar 16, 2025	Bullet	1,250.0
Global 2028	3.87%	Mar 17, 2016	Mar 17, 2028	Bullet	1,254.0
Global 2047	4.50%	May 4, 2017	May 15, 2047	Various	1,168.3
Global 2050	4.50%	Apr 9, 2018	Apr 16, 2050	Various	1,750.0
Global 2030	3.16%	Jul 17, 2019	Jan 23, 2030	Bullet	1,550.0
Global 2060	3.87%	Jul 17, 2019	Jul 23, 2060	Various	750.0
TOTAL					$24,204.3

Note: Totals may differ due to rounding.

(1)	All obligations are denominated in U.S. dollars unless otherwise indicated. Currencies other than U.S. dollars are translated into U.S. dollars by the exchange rate as of December 31, 2019.
(2)	Various currencies.
(3)	Payable in Japanese Yen.

Source: Ministry of Economy and Finance.

TABLE NO. 30

External Debt Guaranteed by the Republic

Decentralized Institutions

	Interest	Issue Date	Maturity	Amortization	December 31, 2019 (1) (in millions of dollars)
Multilateral Organizations
Inter-American Development Bank(2)	Various	Various	Various	Semiannually	$18.9
Total					$18.9

Note: Totals may differ due to rounding.

(1)	All obligations are denominated in U.S. dollars unless otherwise indicated. Currencies other than U.S. dollars are translated into U.S. dollars by the exchange rate as of December 31, 2019.
(2)	Various currencies.

Source: Ministry of Economy and Finance.

TABLE NO. 31

Internal Funded Debt Securities of the Republic

Name	Interest Rate	Amortization	Issuance Date	Final Maturity	December 31, 2019 (in millions of dollars)
Bonds Treasury Bonds 2022	5.6%	Bullet	Jan 30, 2012	Jul 25, 2022	$399.88
Treasury Bonds 2022	5.6%	Bullet	Mar 16, 2012	Jul 25, 2022	$100.00
Treasury Bonds 2022	5.6%	Bullet	Apr 09, 2012	Jul 25, 2022	$100.00
Treasury Bonds 2022	5.6%	Bullet	May 11, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Jun 22, 2012	Jul 25, 2022	$50.00
Treasury Bonds 2022	5.6%	Bullet	Jul 06, 2012	Jul 25, 2022	$100.00
Treasury Bonds 2022	5.6%	Bullet	Jul 27, 2012	Jul 25, 2022	$100.00
Treasury Bonds 2022	5.6%	Bullet	Aug 17, 2012	Jul 25, 2022	$50.00
Treasury Bonds 2022	5.6%	Bullet	Aug 24, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Aug 31, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Sep 07, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Sep 18, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Sep 21, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Sep 28, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Oct 05, 2012	Jul 25, 2022	$13.30
Treasury Bonds 2022	5.6%	Bullet	Oct 19, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Oct 26, 2012	Jul 25, 2022	$16.75
Treasury Bonds 2022	5.6%	Bullet	Nov 02, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Nov 09, 2012	Jul 25, 2022	$23.71
Treasury Bonds 2022	5.6%	Bullet	Nov 20, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Nov 23, 2012	Jul 25, 2022	$15.50
Treasury Bonds 2022	5.6%	Bullet	Nov 30, 2012	Jul 25, 2022	$25.90
Treasury Bonds 2022	5.6%	Bullet	Dec 21, 2012	Jul 25, 2022	$119.00
Total					$1,364.04
Treasury Bonds 2024	4.9%	Bullet	Nov 20, 2013	May 24, 2024	$100.00
Treasury Bonds 2024	4.9%	Bullet	June 21, 2016	May 24, 2024	$300.00
Treasury Bonds 2024	4.9%	Bullet	Jul 19, 2016	May 24, 2024	$150.00
Treasury Bonds 2024	4.9%	Bullet	Aug 01, 2016	May 24, 2024	$150.00

Name	Interest Rate	Amortization	Issuance Date	Final Maturity	December 31, 2019 (in millions of dollars)
Treasury Bonds 2024	4.9%	Bullet	Oct 11, 2016	May 24, 2024	$98.50
Treasury Bonds 2024	4.9%	Bullet	Mar 14, 2017	May 24, 2024	$125.00
Treasury Bonds 2024	4.9%	Bullet	May 16, 2017	May 24, 2024	$32.00
Treasury Bonds 2024	4.9%	Bullet	Jun 20, 2017	May 24, 2024	$50.00
Treasury Bonds 2024	4.9%	Bullet	Jul 11, 2017	May 24, 2024	$145.00
Treasury Bonds 2024	4.9%	Bullet	Oct 09, 2018	May 24, 2024	$94.00
Treasury Bonds 2024	4.9%	Bullet	May 28, 2019	May 24, 2024	$111.50
Treasury Bonds 2024	4.9%	Bullet	Jun 11, 2019	May 24, 2024	$140.00
Total					$1,496.00
Treasury Bonds 2029	3.0%	Bullet	Dec 26, 2019	Dec 27, 2029	$421.37
Total					$421.37
Total Treasury Bonds					$3,281.41
Notes
Treasury Notes 2021	4.9%	Bullet	Feb 04, 2014	Feb 05, 2021	$17.22
Treasury Notes 2021	4.9%	Bullet	Feb 25, 2014	Feb 25, 2021	$105.10
Treasury Notes 2021	4.9%	Bullet	Mar 18, 2014	Feb 25, 2021	$148.50
Treasury Notes 2021	4.9%	Bullet	Apr 08, 2014	Feb 25, 2021	$51.38
Treasury Notes 2021	4.9%	Bullet	Apr 22, 2014	Feb 25, 2021	$34.00
Treasury Notes 2021	4.9%	Bullet	May 13, 2014	Feb 25, 2021	$30.00
Treasury Notes 2021	4.9%	Bullet	May 20, 2014	Feb 25, 2021	$40.00
Treasury Notes 2021	4.9%	Bullet	May 27, 2014	Feb 25, 2021	$30.00
Treasury Notes 2021	4.9%	Bullet	Jun 03, 2014	Feb 25, 2021	$20.00
Treasury Notes 2021	4.9%	Bullet	Jun 10, 2014	Feb 25, 2021	$22.00
Treasury Notes 2021	4.9%	Bullet	Jun 17, 2014	Feb 25, 2021	$35.00
Treasury Notes 2021	4.9%	Bullet	Jun 24, 2014	Feb 25, 2021	$23.00
Treasury Notes 2021	4.9%	Bullet	Jul 22, 2014	Feb 25, 2021	$29.00
Treasury Notes 2021	4.9%	Bullet	Aug 05, 2014	Feb 25, 2021	$34.00
Treasury Notes 2021	4.9%	Bullet	Aug 19, 2014	Feb 25, 2021	$16.00
Treasury Notes 2021	4.9%	Bullet	Sep 02, 2014	Feb 25, 2021	$20.00
Treasury Notes 2021	4.9%	Bullet	Oct 07, 2014	Feb 25, 2021	$10.00
Total					$665.20
Treasury Notes 2023	3.0%	Bullet	Sep 26, 2017	Sep, 29, 2023	$60.00
Treasury Notes 2023	3.0%	Bullet	Oct 24, 2017	Sep, 29, 2023	$36.50
Treasury Notes 2023	3.0%	Bullet	Nov 21, 2017	Sep, 29, 2023	$22.00
Treasury Notes 2023	3.0%	Bullet	Mar 20, 2018	Sep, 29, 2023	$75.00
Treasury Notes 2023	3.0%	Bullet	May 22, 2018	Sep, 29, 2023	$50.00
Treasury Notes 2023	3.0%	Bullet	Jun 26, 2018	Sep, 29, 2023	$75.00
Treasury Notes 2023	3.0%	Bullet	Aug 21, 2018	Sep, 29, 2023	$100.00
Treasury Notes 2023	3.0%	Bullet	Sep 18, 2018	Sep, 29, 2023	$50.00
Treasury Notes 2023	3.0%	Bullet	Nov 20, 2018	Sep, 29, 2023	$35.00
Treasury Notes 2023	3.0%	Bullet	Mar 19, 2019	Sep, 29, 2023	$52.00
Treasury Notes 2023	3.0%	Bullet	Apr 23, 2019	Sep, 29, 2023	$93.00
Treasury Notes 2023	3.0%	Bullet	May 21, 2019	Sep, 29, 2023	$100.00
Total					$748.50
Euroclearable Treasury Note 2026	3.8%	Bullet	Apr 17, 2019	Apr 17, 2026	$1,000.00
Total					$1,000.00
Treasury Notes 2027	2.9%	Bullet	Dec 20, 2019	Jun 27, 2027	$83.38
Treasury Notes 2027	2.9%	Bullet	Dec 23, 2019	Jun 27, 2027	$381.51
Total					$464.89
Total Treasury Notes					$2,878.59